     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 19, 1999.
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                             LIBERATE TECHNOLOGIES

             (Exact name of Registrant as specified in its charter)
                           --------------------------

           DELAWARE                          7372                  94-3245315
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                              1000 BRIDGE PARKWAY
                            REDWOOD SHORES, CA 94065
                                 (650) 631-4600

(Address, including zip code, and telephone number, including area code, of the
                   Registrant's principal executive offices)
                           --------------------------

                              MITCHELL E. KERTZMAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             LIBERATE TECHNOLOGIES
                              1000 BRIDGE PARKWAY
                            REDWOOD SHORES, CA 94065
                                 (650) 631-4600

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

    ROBERT V. GUNDERSON, JR., ESQ.               MARK A. BERTELSEN, ESQ.
         BROOKS STOUGH, ESQ.                       JOSE F. MACIAS, ESQ.
      ANTHONY J. MCCUSKER, ESQ.                   DON S. WILLIAMS, ESQ.
     ROBERT C. SEPUCHA, JR., ESQ.                MELISSA V. HOLLATZ, ESQ.
      RICHARD H. ZAMBOLDI, ESQ.                   ELISE M. BRINCK, ESQ.
       GUNDERSON DETTMER STOUGH              WILSON SONSINI GOODRICH & ROSATI
 VILLENEUVE FRANKLIN & HACHIGIAN, LLP            PROFESSIONAL CORPORATION
        155 CONSTITUTION DRIVE                      650 PAGE MILL ROAD
     MENLO PARK, CALIFORNIA 94025              PALO ALTO, CALIFORNIA 94304
            (650) 321-2400                            (650) 493-9300

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                            AGGREGATE                 AMOUNT OF
                SECURITIES TO BE REGISTERED                      OFFERING PRICE(1)          REGISTRATION FEE
Common Stock, $0.01 par value per share                             $100,000,000                $27,800

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MAY 19, 1999
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                          Shares

                          [LIBERATE TECHNOLOGIES LOGO]

                                  Common Stock
                                  -----------

    Prior to this offering, there has been no public market for the common
stock. The initial public offering price is expected to be between $      and
$      per share. We have applied to list the common stock on The Nasdaq Stock
Market's National Market under the symbol "LBRT."

    The underwriters have an option to purchase a maximum of       additional
shares to cover over-allotments of shares.

    Investing in our common stock involves risks. See "Risk Factors" on page 5.

                                                                                Underwriting          Proceeds to
                                                             Price to           Discounts and          Liberate
                                                              Public             Commissions         Technologies
                                                        -------------------  -------------------  -------------------
Per Share.............................................           $                    $                    $
Total.................................................  $                    $                    $

    Delivery of the shares of common stock will be made on or about
             , 1999.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston                                     Hambrecht & Quist

                           Charles Schwab & Co., Inc.

                  This prospectus is dated             , 1999.

                                   [ART WORK]

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
PROSPECTUS SUMMARY.............................           3

RISK FACTORS...................................           5

SPECIAL NOTE REGARDING FORWARD-LOOKING
  STATEMENTS...................................          17

USE OF PROCEEDS................................          18

DIVIDEND POLICY................................          18

CAPITALIZATION.................................          19

DILUTION.......................................          20

SELECTED CONSOLIDATED FINANCIAL DATA...........          21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...................................          22

BUSINESS.......................................          35

                                                    PAGE
                                                    -----

MANAGEMENT.....................................          47

CERTAIN TRANSACTIONS...........................          57

PRINCIPAL STOCKHOLDERS.........................          62

DESCRIPTION OF CAPITAL STOCK...................          64

SHARES ELIGIBLE FOR FUTURE SALE................          67

UNDERWRITING...................................          69

NOTICE TO CANADIAN RESIDENTS...................          71

LEGAL MATTERS..................................          72

EXPERTS........................................          72

WHERE YOU CAN FIND MORE INFORMATION............          72

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.....         F-1

                                 --------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.
                                 --------------

    EXCEPT AS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS IS BASED ON THE FOLLOWING ASSUMPTIONS:

    - A ONE-FOR-SIX REVERSE SPLIT OF ALL OUTSTANDING SHARES OF OUR COMMON STOCK TO BE COMPLETED IMMEDIATELY PRIOR TO THE EFFECTIVENESS OF THIS OFFERING;

    - THE CONVERSION OF ALL OUTSTANDING SHARES OF PREFERRED STOCK INTO SHARES OF COMMON STOCK UPON THE EFFECTIVENESS OF THIS OFFERING;

    - THE CONVERSION OF AN OUTSTANDING CONVERTIBLE PROMISSORY NOTE INTO 421,941 SHARES OF OUR COMMON STOCK UPON THE EFFECTIVENESS OF THIS OFFERING; AND

    - NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                                 --------------

                     DEALER PROSPECTUS DELIVERY OBLIGATION

    UNTIL       , 1999 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING SHARES IN THE OFFERING. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.

                             LIBERATE TECHNOLOGIES

    We are a leading provider of standards-based software that serves as a platform for the delivery of Internet-enhanced content and applications to a broad range of information appliances, such as television set-top boxes, game consoles, smart phones and personal digital assistants. Our software allows network operators, such as telecommunications companies, cable and satellite television operators and Internet service providers, or ISPs, and information appliance manufacturers to provide consumers access to Internet-based applications and services from anywhere at anytime.

    Network operators are investing billions of dollars to construct broadband networks to deliver Internet services and applications using technologies such as cable modems, digital subscriber lines, or xDSL, and digital broadcast satellite. According to Paul Kagan Associates, the number of U.S. households with access to broadband delivery will grow from 19 million in 1998 to 51 million in 2002. Network operators intend to attract consumers by offering new and enhanced voice, video and data services over these broadband networks. We expect that the richer Internet content and range of additional services that can be offered by network operators will significantly improve user experiences and accelerate the adoption of the Internet among a broad base of consumers.

    We believe that users are increasingly seeking access to the Internet from multiple, alternative devices and that this trend will accelerate with the adoption of the Internet by a broader base of consumers. In response to these needs, information appliances, a new category of low-cost devices designed to combine everyday user activities with Internet connectivity, have been developed. International Data Corporation, or IDC, estimates that the worldwide market for information appliances will grow at a compound annual growth rate of approximately 62% to become a $15 billion market by 2002. Television provides one of the most attractive devices for network operators to deliver new Internet-enabled services. According to IDC, at the end of 1998, 99 million out of 101 million households in the United States had at least one television set. In addition, a television set's display and sound capabilities make it ideally suited for Internet-related, rich media services such as interactive program guides, e-commerce, communications (including e-mail and chat), and multi-user gaming. Network operators are aggressively expanding their broadband networks to provide these services to television viewers.

    Network operators and information appliance manufacturers require a standard software platform that manages the delivery of Internet content and applications to a large number of consumers employing many different information appliances. Our robust server software is designed to economically scale to millions of users and allow network operators to support a wide variety of appliances. Information appliance manufacturers use our client software to add connectivity and Internet functionality to enhance their products. The small footprint of our client software allows it to operate effectively in many access devices, even those with limited memory and computing resources. Morever, network operators and information appliance manufacturers use our open platform cooperatively to create a uniform environment for developers to enhance existing content and create new Internet applications and services.

    We began operations as a division of Oracle in 1995 and were incorporated in April 1996. In August 1997, we acquired Navio Communications. We began shipping our initial products in May 1997. We continue to extend the functionality of our software platform through extensive internal development and strategic alliances with leading technology vendors such as Cisco Systems, Inktomi, Lucent Technologies, Netscape, Oracle and Sun Microsystems. In addition, we recently solidified relationships with several large network operators, including Comcast, Cox Communications, MediaOne, Rogers Communications and Shaw Communications, through a sale of equity completed in May 1999.

    As of April 1999, we have licensed our server and client software to over 35 network operators and information appliance manufacturers. Our network operator customers include America Online, Cable and Wireless, NTT and U S WEST. Our information appliance manufacturer customers include Acer, Fujitsu, General Instrument, Hughes Network Systems, NEC and Philips.

    Our principal executive offices are located at 1000 Bridge Parkway, Redwood Shores, California 94065 and our telephone number is (650) 631-4600. Our World Wide Web address is www.liberate.com. Information on our web site does not constitute part of this prospectus.

    Our logo and certain titles and logos of our products mentioned in this prospectus are our service marks or trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                  THE OFFERING

Common stock offered.......................................  shares
Common stock to be outstanding after this offering.........  shares
Use of proceeds............................................  For general corporate purposes, including product development, expansion of our sales, marketing and
                                                             services capabilities and other working capital
                                                             requirements. See "Use of Proceeds."
Proposed Nasdaq National Market symbol.....................  LBRT

------------------------

This table is based on shares outstanding as of February 28, 1999. This table excludes:

    - 6,080,783 shares of common stock issuable upon the exercise of stock options outstanding under our stock option plans, and 3,485,622 additional shares of common stock available for issuance under these stock option plans;

    - 421,941 shares of common stock issuable upon the conversion of an outstanding convertible promissory note;

    - 833,333 shares of common stock available for issuance under our 1999 employee stock purchase plan; and

    - Warrants to purchase up to an aggregate of 2,300,000 shares of our common stock that may be issued in the future if network operator customers satisfy commercial milestones.
                            ------------------------

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            NINE MONTHS ENDED
                                                                                               FEBRUARY 28,
                                        PERIOD FROM INCEPTION    YEARS ENDED MAY 31,     ------------------------
                                        (DECEMBER 1, 1995) TO  ------------------------     1998
                                            MAY 31, 1996          1997         1998      -----------     1999
                                        ---------------------  -----------  -----------  (UNAUDITED)  -----------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Total revenues........................        $      --         $     275    $  10,272    $   6,719    $  12,190
Gross margin..........................               --               275        4,263        2,117        5,538
Operating expenses....................            5,479            30,549      100,679       90,753       28,481
Loss from operations..................           (5,479)          (30,274)     (96,416)     (88,636)     (22,943)
Net loss..............................           (3,279)          (18,989)     (94,391)     (86,826)     (21,917)
Pro forma basic and diluted net
  loss per share......................                                       $   (4.07)                $   (0.79)
Shares used in computing pro forma
  basic and diluted net loss per
  share...............................                                          23,209                    27,710

                                                                                            FEBRUARY 28, 1999
                                                                                         ------------------------
                                                                                           ACTUAL     AS ADJUSTED
                                                                                         -----------  -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..............................................................   $   5,517    $
Working capital........................................................................     (34,532)
Total assets...........................................................................      19,608
Deferred revenues......................................................................      28,909
Long-term debt.........................................................................       4,260
Total stockholders' equity (deficit)...................................................     (27,408)
-----------------------------------------------------------------------------------------------------------------

    See Note 2 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing per share data.

    The as adjusted consolidated balance sheet data give effect to (1) the receipt of the net proceeds of $47.2 million from the sale of 5,208,326 shares of Series E preferred stock in May 1999, (2) the repayment in May 1999 of $5.1 million owed to Oracle under a convertible note purchase agreement, (3) the conversion of an outstanding convertible promissory note into 421,941 shares of
common stock and (4) the net proceeds from the sale of the       shares of
common stock offered hereby by Liberate at an assumed public offering price of
$      per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE BUYING SHARES IN THIS OFFERING.

WE HAVE A LIMITED OPERATING HISTORY THAT MAKES AN EVALUATION OF OUR BUSINESS
  DIFFICULT

    We were incorporated in April 1996 and began shipping our initial products to customers in May 1997. Our limited operating history makes evaluation of our business and prospects difficult. Companies in an early stage of development frequently encounter heightened risks and unexpected expenses and difficulties. For us, these risks include the:

    - Limited number of network operators that have deployed products and services incorporating our technology;

    - Limited number of information appliance manufacturers that have incorporated our technology into their products;

    - Uncertainty as to whether consumers will accept products and services incorporating our technology;

    - Changes by our current or potential customers in strategic direction or vendor selection as a result of consolidation in the market or the emergence of new technologies;

    - Delays in deployment of broadband networks and Internet-enhanced services and applications by our network operator customers;

    - Our unproven long-term business model, which depends on generating the majority of our revenues from royalty fees paid by information appliance manufacturers;

    - Need to compete in a highly competitive market;

    - Need to manage rapidly expanding operations;

    - Need to recruit and retain key personnel; and

    - Need to expand our sales and professional services organization.

    These risks, expenses and difficulties apply particularly to us because our market, the information appliance software market, is new and rapidly evolving. If we do not successfully address these risks, our business will be seriously harmed.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR LOSSES IN THE FUTURE

    We incurred net losses of approximately $3.3 million in fiscal 1996, $19.0 million in fiscal 1997, $94.4 million in fiscal 1998 (including a $58.1 million charge related to acquired in-process research and development) and approximately $21.9 million for the nine months ended February 28, 1999. As of February 28, 1999, we had an accumulated deficit of approximately $138.6 million. Since our inception, we have not had a profitable quarter and may never achieve or sustain profitability. Although our revenues increased from fiscal 1997 to fiscal 1998 and from the nine months ended February 28, 1998 to the nine months ended February 28, 1999, we may not be able to sustain our historical revenue growth rates. We also expect to continue to incur increasing research and development, sales and marketing and general and administrative expenses. If we are to achieve profitability given our planned expenditure levels, we will need to generate and sustain substantially increased license and royalty revenues; however, we are unlikely to be able to do so for the foreseeable future. As a result, we expect to incur significant and increasing losses and negative cash flows for the foreseeable future. In addition, to date a substantial majority of our revenues have been derived from services provided by us and not from license and royalty fees paid by network operators and information appliance manufacturers in conjunction with the deployment of products and services incorporating our software products. If we are unable to derive a greater proportion of our revenues from these license and royalty fees, our losses will likely continue indefinitely.

OUR QUARTERLY REVENUES AND OPERATING RESULTS ARE VOLATILE AND MAY CAUSE OUR
  STOCK PRICE TO FLUCTUATE

    Our quarterly revenues and operating results are volatile and difficult to predict. As a result, we believe that period-to-period comparisons of our operating results are not a good indication of our future performance. Moreover, we expect to derive substantially all of our revenues for the near term from license fees and related consulting and support services. Over the longer term, to the extent deployments increase, we expect to derive an increasing portion of our revenues from royalties paid by network operators and information appliance manufacturers. If deployments do not increase or this transition otherwise does not occur, we are unlikely to be able to generate or sustain substantially increased revenue and our operating results will be seriously harmed. It is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors. In such event, the market price of our common stock may decline significantly.

    Our quarterly operating results have varied in the past and are likely to vary significantly from quarter-to-quarter. A number of factors are likely to cause these variations, including:

    - The development of the information appliance market;

    - Fluctuations in demand for our products and services;

    - The timing of the introductions and promotion of products and services incorporating our technology by network operators and information appliance manufacturers;

    - Acceptance of products and services incorporating our technology by customers of network operators and information appliance manufacturers;

    - Announcements of new products by us and our competitors and changes in our pricing policies or the pricing policies of our competitors;

    - Our ability to manage costs, including personnel costs and support services costs; and

    - Delays of customer purchases caused by announcements of new technology or otherwise.

    In the short-term, we expect our quarterly revenues to be significantly dependent on the sale of a small number of relatively large orders for our products and services, which generally have a long sales cycle. As a result, our quarterly operating results may fluctuate significantly if we are unable to complete one or more substantial sales in any given quarter. In many cases, we recognize revenues from services on a percentage of completion basis. Our ability to recognize these revenues may be subject to delays if we are unable to meet service milestones on a timely basis. Moreover, because our expenses are relatively fixed in the near term, any shortfall from anticipated revenues could result in losses for the quarter.

    Although we have limited historical financial data, we have experienced and expect to continue to experience seasonality in revenues. Revenues and operating results in our quarter ending August 31 are typically lower relative to our other quarters. These seasonal trends may continue to affect our quarter-to-quarter operating results.

THE MARKET FOR INFORMATION APPLIANCES IS NEW AND MAY NOT DEVELOP AS WE
  ANTICIPATE

    Because the information appliance market is newly emerging, the potential size of this new market opportunity and the timing of its development are uncertain. As a result, our profit potential is unproven. We are dependent upon the commercialization and broad acceptance by consumers and businesses of a wide variety of information appliances including, among others, television set-top boxes, game consoles, smart phones and personal digital assistants. Initial commercialization efforts in this industry have been primarily focused on television set-top boxes. Broad acceptance of all information appliances, particularly television set-top boxes, will depend on many factors. These factors include:

    - The willingness of large numbers of consumers to use devices other than personal computers to access the Internet;

    - The development of content and applications for information appliances;
      and

    - The emergence of industry standards that facilitate the distribution of content over the Internet to these devices.

    If the market for information appliances does not develop or develops more slowly than we anticipate, our business will be seriously harmed.

OUR SUCCESS DEPENDS ON NETWORK OPERATORS INTRODUCING, MARKETING AND PROMOTING
  PRODUCTS AND SERVICES FOR INFORMATION APPLIANCES BASED ON OUR TECHNOLOGY

    Our success depends on large network operators introducing, marketing and promoting products and services based on our technology. There are, however, only a limited number of large network operators worldwide. Moreover, only a limited number of network operators have introduced or are in the process of deploying products and services incorporating our technology and services for information appliances. In addition, none of our network operator customers is contractually obligated to introduce, market or promote products and services incorporating our technology, nor are any of our network operator customers contractually required to achieve any specific introduction schedule. Accordingly, even if a network operator initiates a customer trial of products incorporating our technology, it is under no obligation to continue its relationship with us or to launch a full-scale deployment of these products. Further, our agreements with network operators are not exclusive, so network operators with whom we have agreements may enter into similar license agreements with one or more of our competitors. Unless network operators introduce, market and promote products and services incorporating our technology in a successful and timely manner, our software platform will not achieve widespread acceptance, information appliance manufacturers will not use our software in their products and our business will be seriously harmed.

IF INFORMATION APPLIANCE MANUFACTURERS DO NOT MANUFACTURE PRODUCTS THAT
  INCORPORATE OUR TECHNOLOGY, OR IF THESE PRODUCTS DO NOT ACHIEVE ACCEPTANCE, WE MAY NOT BE ABLE TO SUSTAIN OR GROW OUR BUSINESS

    We do not manufacture hardware components that incorporate our technology. Rather, we license software technology to information appliance manufacturers. Accordingly, our success will depend, in part, upon our ability to convince a number of information appliance manufacturers to manufacture products incorporating our technology and the successful introduction and commercial acceptance of these products. Our efforts in this regard are significantly dependent on network operators deploying services using our server software.

    While we have entered into a number of agreements with information appliance manufacturers, none of these manufacturers is contractually obligated to introduce or market information appliances incorporating our technology, nor is any of them contractually required to achieve any specific production schedule. Moreover, our agreements with information appliance manufacturers are not exclusive, so information appliance manufacturers with whom we have agreements may enter into similar license agreements with one or more of our competitors. Our failure to convince information appliance manufacturers to incorporate our software platform into their products, or the failure of these products to achieve broad acceptance with consumers and businesses, will seriously harm our business.

COMPETITION FROM BIGGER, BETTER CAPITALIZED COMPETITORS COULD RESULT IN PRICE
  REDUCTIONS, REDUCED GROSS MARGINS AND LOSS OF MARKET SHARE

    Competition in the information appliance software market is intense. Our principal competitors on the client software side include Microsoft, OpenTV and Spyglass. On the server side, our primary competitor is Microsoft. We expect additional competition from other established and emerging companies. We expect competition to persist and intensify as the information appliance market develops and competitors focus on additional product and service offerings. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share, any of which could seriously harm our business.

    Many of our existing and potential competitors, particularly Microsoft, have longer operating histories, a larger customer base, greater name recognition and significantly greater financial, technical, sales and marketing and other resources than we do. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives. In addition, many of our competitors have well-established relationships with our current and potential customers. Moreover, some of our competitors, particularly Microsoft, have significant financial resources which have enabled them in the past and may enable them in the future to make large strategic investments in our current and potential customers. Such investments may enable competitors to strengthen existing relationships or quickly establish a new relationship with our current or potential customers. For example, as a result of a recent investment in AT&T, Microsoft obtained a non-exclusive licensing agreement whereby AT&T will purchase at least 7.5 million licenses of Microsoft software for television set-top boxes. Investments such as this may discourage our potential or current customers who receive the investment from deploying our information appliance software, regardless of their views of the relative merits of our products and services. Further, current or potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to address the needs of our current or potential customers and rapidly acquire significant market share. Our current or future indirect channel partners may establish cooperative relationships with our current or potential competitors, thereby limiting our ability to sell our products through particular distribution channels. Moreover, existing or future competitors may develop or offer technologies that provide significant economic, technological, creative or strategic advantages over those we offer. These technologies, therefore, may achieve greater acceptance than ours. To the extent our competitors are perceived as providing superior products and services, or to the extent that our customers are dissatisfied with our products and services, our business could be seriously harmed.

ORACLE'S OWNERSHIP OF OUR STOCK AND OTHER RELATIONSHIPS WITH US WILL GIVE IT
  SIGNIFICANT INFLUENCE OVER OUR BUSINESS

    Following this offering (based on            shares outstanding as of
            , 1999), Oracle will beneficially own approximately   % of our
outstanding capital stock. In addition, in May 1999, we entered into a voting agreement with Oracle, Comcast, Cox Communications and MediaOne. Pursuant to this agreement, among other things, Comcast, Cox and MediaOne have agreed to vote the shares of our common stock held by them in order to elect a representative designated by Oracle to our board of directors. Currently, two of our six directors are directors and officers of Oracle. As a result, Oracle, acting both through our board of directors and through its ownership of our capital stock, will exert significant influence over us. This concentration of ownership could also have the effect of delaying or preventing a third party from acquiring control over us at a premium over the then-current market price of our common stock.

    In addition, Oracle has significant influence in our day-to-day business because it provides us with, among other things, a distribution channel for our products in Asia/Pacific, Europe and the United States and it assists us in providing our customers with support. We have also entered into several commercial, technological and financial arrangements with Oracle on which our business depends. If Oracle terminates these arrangements, or if Oracle does not fulfill its obligations under these arrangements, our business may be seriously harmed. Oracle's interests may not always be aligned with ours. If Oracle ever acts in a way that is adverse to our interests, our business may be seriously harmed. For a more detailed description of our agreements with Oracle, you should read "Certain Transactions--Transactions with Oracle."

WE HAVE RELIED AND EXPECT TO CONTINUE TO RELY ON A LIMITED NUMBER OF CUSTOMERS
  FOR A SIGNIFICANT PORTION OF OUR REVENUES

    We currently derive, and we expect to continue to derive, a significant portion of our revenues from a limited number of customers. For the nine months ended February 28, 1999, our five largest customers accounted for approximately 55% of our total revenues, with Wind River Systems accounting for 24% of those total revenues. For fiscal 1998, our five largest customers accounted for approximately 48% of our total revenues, with Wind River Systems accounting for 16% and Thomson multimedia accounting for 10% of those total revenues. We expect that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues in future periods, although the customers may vary from period to period. As a result, if we fail to successfully sell our products and services to one or more customers in any particular period, or a large customer purchases less of our products or services, defers or cancels orders, or terminates its relationship with us, our revenues could decline significantly. As a result, the loss of any large customer could seriously harm our business.

OUR SALES CYCLE IS LONG AND WE HAVE A LIMITED ABILITY TO FORECAST THE TIMING AND
  AMOUNT OF SPECIFIC SALES

    We believe that the purchase of our products and services involves a significant commitment of capital and other resources by a customer. In many cases, the decision for our customers to use our products and services requires them to change their established business practices and conduct their business in new ways. As a result, we may need to educate our potential customers on the use and benefits of our products and services. In addition, our customers generally must consider a wide range of other issues before committing to purchase and incorporate our technology into their offerings. As a result of these and other factors, it frequently takes several months to finalize a sale and requires approval at a number of management levels within a customer's organization. Our sales cycle averages from six to 12 months and is sometimes significantly longer.

    As a result of the length of our sales cycle, we have a limited ability to forecast the timing and amount of specific sales. In the past, our sales have occurred in quarters other than those anticipated by us. Should we fail to accurately predict the timing and size of individual sales in the future, in particular if individual sales are delayed or smaller than expected, our business would be seriously harmed.

THE DEPLOYMENT BY NETWORK OPERATORS OF PRODUCTS AND SERVICES INCORPORATING OUR
  TECHNOLOGY IS COMPLEX, TIME CONSUMING AND EXPENSIVE

    Our success depends on the large-scale deployment of products and services incorporating our software by network operators. Such deployment is complex, time consuming and expensive. Each deployment of products and services incorporating our technology typically requires our expertise to tailor the technology to the customer's product offering. Accordingly, the implementation and deployment of our products requires a lengthy and significant commitment of resources by our customers and us. Historically, many network operators have encountered greater customer service demands to support these new offerings rather than their traditional products and services. In the future, these and other challenges may slow the rate of implementation or deployment of the products and services our technology enables, which would seriously harm our business.

IF OUR SOFTWARE PLATFORM DOES NOT SCALE AS ANTICIPATED, OUR BUSINESS WILL BE
  HARMED

    Despite frequent testing of our software's scalability in a laboratory environment, the ability of our software platform to support and manage a substantial number of users in an actual deployment is uncertain. If our software platform does not efficiently scale to support and manage a substantial number of users while maintaining a high level of performance, our business will be seriously harmed.

WE DEPEND UPON INTERNATIONAL SALES FOR MUCH OF OUR REVENUE AND OUR ABILITY TO
  SUSTAIN AND INCREASE INTERNATIONAL SALES DEPENDS ON SUCCESSFULLY EXPANDING OUR INTERNATIONAL OPERATIONS

    International sales accounted for approximately 77% of our total revenues in fiscal 1997, 50% of our total revenues in fiscal 1998 and 52% of our total revenues in the nine months ended February 28, 1999. We anticipate that a significant portion of our revenues for the foreseeable future will be derived from sources outside the United States, especially as we increase our sales and marketing activities with respect to international licensing of our technology. Accordingly, our success will depend, in part, upon international economic conditions and upon our ability to manage international sales and marketing operations. To date, we have relied primarily on Oracle for the international distribution of our products and services in Asia/Pacific. To successfully expand international sales, we must establish additional foreign operations, hire additional personnel, and increase our foreign direct and indirect sales forces. This expansion will require significant management attention and resources, which could divert attention from other aspects of our business. To the extent we are unable to expand our international operations in a timely manner, our growth in international sales, if any, will be limited, and our business could be seriously harmed.

    Moreover, international operations are subject to a variety of additional or heightened risks associated with conducting business internationally that could harm our business. These risks include the following:

    - Difficulties in staffing and managing foreign operations;

    - Problems in collecting accounts receivable;

    - Longer sales and payment cycles;

    - Unexpected changes in regulatory requirements;

    - Fluctuations in currency exchange rates;

    - Restrictions on the import and export of certain technologies;

    - Difficulties in successfully adapting our products to the language and technology standards of foreign countries;

    - Reduced protection for intellectual property rights in some countries;

    - Political and economic instability;

    - Potentially adverse tax consequences; and

    - Tariffs and trade barriers imposed by foreign countries.

    To date, substantially all of our revenues and costs have been denominated in U.S. dollars. However, expanded international operations may result in increased foreign currency payables. Although we may from time to time undertake foreign exchange hedging transactions to cover a portion of our foreign currency transaction exposure, we do not currently attempt to cover potential foreign currency exposure. Accordingly, any fluctuation in the value of foreign currency could seriously harm our business.

THE INABILITY TO OBTAIN KEY TECHNOLOGY FROM THIRD PARTIES MAY HARM OUR BUSINESS

    We rely on technology licensed from third parties, including applications that are integrated with internally developed software and used in our products. Most notably, we license the VxWorks real time operating system from Wind River Systems, font technology from BitStream and multimedia architecture from RealNetworks. These third-party technology licenses may not continue to be available to us on commercially reasonable terms, or at all, and we may not be able to obtain licenses for other existing or future technologies that we desire to integrate into our products. Our business could be seriously harmed if we cannot maintain existing third-party technology licenses or enter into licenses for other existing or future technologies needed for our products.

THIRD PARTY INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS MAY HARM OUR BUSINESS

    Although we do not believe that our products infringe on the intellectual property rights of third parties, we cannot guarantee that:

    - An infringement claim will not be asserted against us in the future;

    - The assertion of such a claim will not result in litigation;

    - We would prevail in such litigation; or

    - We would be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms, or at all.

    Further, we expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors developing information appliance software grows and the functionality of products in different industry segments overlaps. From time to time, we hire or retain employees or consultants who have worked for independent software vendors or other companies developing products similar to those offered by us. These prior employers may claim that our products are based on their products and that we have misappropriated their intellectual property.

    We currently do not have liability insurance to protect against the risk that licensed third-party technology infringes the intellectual property of others. Any claims relating to our intellectual property, regardless of their merit, could seriously harm our business, operating results and financial condition because they could:

    - Be time consuming and costly to defend;

    - Divert management's attention and resources;

    - Cause product shipment delays;

    - Require us to redesign our products; or

    - Require us to enter into royalty or licensing agreements.

THIRD PARTY PRODUCT LIABILITY CLAIMS MAY HARM OUR BUSINESS

    Our technology is incorporated into the products and services of our customers. Accordingly, we may be subject to product liability claims by our customers or our customers' end-users for any defects, errors or performance problems of our customers' products.

    Any of these claims could be expensive and require the expenditure of a significant amount of resources regardless of whether we prevail. We currently do not have liability insurance to protect against the risk.

OUR SUCCESS DEPENDS ON OUR ABILITY TO KEEP PACE WITH THE LATEST TECHNOLOGICAL
  CHANGES

    The market for information appliance software is characterized by evolving industry standards, rapid technological change and frequent new product introductions and enhancements. Our technology enables network operators to deliver content and applications to information appliances over the Internet. Accordingly, our success will depend in large part upon our ability to adhere to and adapt our products to evolving Internet protocols and standards. Therefore, we will need to develop and introduce new products that meet changing customer requirements and emerging industry standards on a timely basis. We have in the past experienced delays in completing development and introduction of new software products and we may encounter such delays in the development and introduction of future products. In addition, we may:

    - Fail to design our current or future products to meet customer requirements;

    - Fail to develop and market products and services that respond to technological changes or evolving industry standards in a timely or cost-effective manner; and

    - Encounter products, capabilities or technologies developed by others that render our products and services obsolete or noncompetitive or that shorten the life cycles of our existing products and services.

    The failure of any of our product development efforts could seriously harm our business.

OUR LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS
  MAY HARM OUR COMPETITIVENESS

    Our ability to compete and continue to provide technological innovation is substantially dependent upon internally developed technology. We rely primarily on a combination of trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. In addition, we have 16 patent applications pending in the United States. Patents may not issue from these or any future applications. Even if they issue, these patents may not survive a legal challenge to their validity or provide significant protection for us.

    The steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our proprietary information. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Any failure by us to meaningfully protect our intellectual property could result in competitors offering products that incorporate our most technologically advanced features, which could seriously harm our business.

FAILURE TO MANAGE OUR GROWTH MAY SERIOUSLY HARM OUR BUSINESS

    Our rapid growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. Moreover, we expect to significantly expand our domestic and international operations by, among other things, expanding the number of employees in professional services, research and development and sales and marketing. This additional growth will place a significant strain on our limited personnel, financial and other resources. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to implement additional management information systems, to further develop our operating, administrative, financial and accounting systems and controls, to hire additional personnel, to develop additional levels of management within the corporation, to locate additional office space in the United States and internationally and to maintain close coordination among our development, accounting, finance, sales and marketing, consulting services and customer service and support organizations. Failure to manage our future growth successfully would seriously harm our business.

WE DEPEND ON CERTAIN KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL MAY
  SERIOUSLY HARM OUR BUSINESS

    We believe that our success will depend on the continued employment of our senior management team and key technical personnel. If one or more members of our senior management team or key technical personnel were unable or unwilling to continue in their present positions, these individuals would be very difficult to replace and our business could be seriously harmed.

OUR SUCCESS DEPENDS UPON OUR ABILITY TO ATTRACT, TRAIN AND RETAIN QUALIFIED
  EMPLOYEES

    Our future success depends in large part on our ability to hire, train and retain highly qualified technical, sales and management personnel. Such skilled personnel are in short supply, and this shortage is likely to continue for some time. As a result, competition for these people is intense. Any inability to hire, train and retain a sufficient number of qualified employees could hinder the growth of our business.

EXPANSION OF OUR INDIRECT DISTRIBUTION CHANNELS WILL REQUIRE SIGNIFICANT
  INVESTMENT AND OTHER EFFORTS

    To date, we have sold our products and services principally through our direct sales force. In the future, we intend to expand the number and reach of our indirect channel partners, primarily overseas, through distribution agreements similar to the one we have with Oracle. The development of these indirect channels will require the investment of significant company resources, which could seriously harm our business if our efforts do not generate significant revenues. Moreover, we may not be able to attract indirect channel partners that will be able to effectively market our products and services. The failure to recruit indirect channel partners that are able to successfully market our products and services could hinder the growth of our business. Failure to successfully expand our indirect distribution channels would seriously harm our business.

POTENTIAL FUTURE ACQUISITIONS COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR
  BUSINESS, DILUTE STOCKHOLDER VALUE AND SERIOUSLY HARM OUR OPERATING RESULTS

    Although we have no current plans to do so, we may acquire other businesses in the future, which may complicate our management tasks. We may need to integrate widely dispersed operations with distinct corporate cultures. These integration efforts may not succeed or may distract our management from operating our existing business. Our failure to successfully manage future acquisitions could seriously harm our operating results. In addition, our stockholders would be diluted if we finance the acquisitions by incurring convertible debt or issuing equity securities.

IF WIDESPREAD INTERNET ADOPTION DOES NOT CONTINUE, OR THE INTERNET CANNOT
  ACCOMMODATE CONTINUED GROWTH, OUR BUSINESS WILL BE HARMED

    Acceptance of our software platform depends substantially upon the widespread adoption of the Internet for commerce, communications and entertainment. As is typical in the case of an emerging industry characterized by rapidly changing technology, evolving industry standards and frequent new product and service introductions, demand for and acceptance of recently introduced Internet products and services are subject to a high level of uncertainty. In addition, critical issues concerning the commercial use of the Internet remain unresolved and may affect the growth of Internet use, especially in the consumer markets we target. The adoption of the Internet for commerce, communications and access to content and applications, particularly by those that have historically relied upon alternative means of commerce, communications and access to content and applications, generally requires understanding and acceptance of a new way of conducting business and exchanging information. Moreover, widespread application of the Internet outside of the United States will require reductions in the cost of Internet access to prices affordable to the average consumer. If the use of the Internet fails to develop or develops more slowly than expected, our business may be seriously harmed.

    To the extent that the Internet continues to experience an increase in users, an increase in frequency of use or an increase in the bandwidth requirements of users, we cannot guarantee that the Internet infrastructure will be able to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in development or adoption of new standards or protocols required to handle increased levels of Internet activity, or due to increased government regulation. Changes in, or insufficient availability of, telecommunications or similar services to support the Internet also could result in slower response times and could adversely impact use of the Internet generally. If use of the Internet does not continue to grow or grows more slowly than expected, or if the Internet infrastructure, standards, protocols or complementary products, services or facilities do not effectively support any growth that may occur, our business would be seriously harmed.

INCREASING GOVERNMENT REGULATION COULD HARM OUR BUSINESS

    We are subject not only to regulations applicable to businesses generally, but also laws and regulations directly applicable to the Internet. Although there are currently few such laws and regulations, state, federal and foreign governments may adopt a number of these laws and regulations governing any of the following issues:

    - User privacy;

    - Copyrights;

    - Consumer protection;

    - Taxation of e-commerce;

    - The online distribution of specific material or content; and

    - The characteristics and quality of online products and services.

    Any such legislation or regulation could dampen the growth of the Internet and decrease its acceptance as a communications and commercial medium. If such a reduction in growth occurs, our business would be seriously harmed.

OUR FAILURE TO DELIVER DEFECT-FREE SOFTWARE COULD RESULT IN LOSSES AND NEGATIVE
  PUBLICITY

    Our software products are complex and may contain defects or failures that may be detected at any point in the product's life. We have in the past discovered software defects in certain of our products after their release and we may experience delays or lost revenue to correct such defects in the future. Despite testing by us, defects and errors may still be found in new or existing products resulting in delayed or lost revenues, loss of market share, failure to achieve acceptance, diversion of development resources and harm to our reputation. Moreover, third parties may develop and spread computer viruses that may damage the functionality of our software products. Any damage to or interruption in performance of our software could similarly result in delayed or lost revenues, harm to our reputation and, accordingly, harm to our business.

YEAR 2000 ISSUES COULD HARM OUR BUSINESS

    Year 2000 issues may adversely affect our business and our customers' business. Many currently installed computer systems and software products are coded to accept only two-digit year entries in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they may not be able to distinguish 21(st) century dates from 20(th) century dates. As a result, throughout 1999, computer systems and software used by many companies, including us, our customers and our potential customers, may need to be upgraded to comply with such "Year 2000" requirements. Any failure of our customers' systems, or of our internal systems, the products we license to our customers or the third-party equipment or software that we utilize in our business could seriously harm our business, financial condition and operating results. For a more detailed description of our Year 2000 assessment, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE

    We expect that the net proceeds from this offering will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, or at all. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

    - Develop or enhance our products and services;

    - Acquire complementary technologies, products or businesses;

    - Open new offices, in the United States or internationally;

    - Hire, train and retain employees; or

    - Respond to competitive pressures or unanticipated requirements.

    Our failure to do any of these things could seriously harm our business.

WE HAVE VARIOUS MECHANISMS IN PLACE TO DISCOURAGE TAKEOVER ATTEMPTS

    Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of us that a stockholder may consider favorable. These provisions include:

    - Authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

    - Prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

    - Limitations on who may call special meetings of stockholders;

    - Prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

    - Establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

    In addition, Section 203 of the Delaware General Corporations Law and our stock incentive plans may discourage, delay or prevent a change in control of Liberate. See "--Oracle's Ownership of Our Stock and Other Relationships with Us Will Give It Significant Influence Over Our Business;" "Description of Capital Stock--Anti-Takeover Effects of Provisions and the Certificate of Incorporation, Bylaws and Delaware Law."

OUR STOCK PRICE MAY BE VOLATILE BECAUSE OUR SHARES HAVE NOT BEEN PUBLICLY TRADED
  BEFORE

    There has not previously been a public market for our common stock. We cannot predict the extent to which investor interest in Liberate will lead to the development of a trading market or how liquid that market might become. The initial public offering price for our shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations in response to factors such as those described in "Our Quarterly Revenues and Operating Results Are Volatile and May Cause Our Stock Price to Fluctuate" above.

    In addition, the stock market in general, and the Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs and these trading prices and multiples are substantially above historic levels. These trading prices and multiples may not be sustained. These broad market and industry factors may seriously impact the market price of our common stock, regardless of our actual operating performance.

WE ARE AT RISK OF LITIGATION DUE TO OUR EXPECTED STOCK PRICE VOLATILITY

    In the past, litigation, particularly securities class action litigation, has often been brought against a company following periods of volatility in the market price of its securities. Due to the potential volatility of our stock price, we may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could seriously harm our business.

WE COULD BE REQUIRED TO RECORD A SIGNIFICANT ACCOUNTING EXPENSE UPON THE
  ANTICIPATED VESTING OF WARRANTS

    Under the terms of letter agreements with network operators entered into in April and May 1999, we may in the future be required to issue warrants to purchase up to an aggregate of 2,300,000 shares of our common stock if network operators satisfy commercial milestones. In the event the milestones are met, we would be required to record a significant non-cash accounting expense based upon the value of the warrants at the time the milestones are satisfied. For more information about these warrants, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock--Warrants."

PURCHASERS IN THIS OFFERING WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION

    The initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock. As a result, if we were liquidated for book value immediately following this offering, each stockholder purchasing in this offering would receive less than they paid for their common stock. To the extent that outstanding options to purchase our common stock are exercised, or options or warrants reserved for issuance are issued and exercised, each stockholder purchasing in this offering will experience further substantial dilution.

OUR STOCK PRICE COULD BE AFFECTED BY SHARES BECOMING AVAILABLE FOR SALE

    Sales of a substantial number of shares of common stock after this offering could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. For a description of the shares of our common stock that are eligible for future sale, see "Shares Eligible for Future Sale."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by such forward-looking statements.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the       shares of common stock
offered by us are estimated to be $      at an assumed public offering price of
$      per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

    We intend to use the proceeds for general corporate purposes, including product development, expansion of sales, marketing and service capabilities and other working capital requirements. A portion of the proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have no specific understandings, commitments or agreements with respect to any such acquisition or investment. Pending such uses, the proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the United States.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth the following information:

    - Our actual capitalization as of February 28, 1999;

    - Our pro forma capitalization after giving effect to the receipt of net proceeds of approximately $47.2 million from the sale of 5,208,326 shares of Series E preferred stock sold in May 1999, the conversion of all outstanding shares of preferred stock and the conversion of an outstanding convertible note into 421,941 shares of our common stock; and

    - Our pro forma as adjusted capitalization to give effect to the sale of shares of common stock at an assumed initial public offering price
      of $      per share in this offering, less the estimated underwriting discounts and commissions and estimated offering expenses.

                                                                                   AS OF FEBRUARY 28, 1999
                                                                            -------------------------------------
                                                                                                       PRO FORMA
                                                                              ACTUAL      PRO FORMA   AS ADJUSTED
                                                                            -----------  -----------  -----------
                                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term debt............................................................  $     4,260  $        --   $
                                                                            -----------  -----------
Stockholders' equity (deficit):
  Convertible preferred stock, $.01 par value per share, 259,749,900 shares authorized; 27,336,823 shares outstanding actual; 259,749,900 shares authorized, no shares outstanding pro forma; 20,000,000 shares
    authorized, no shares outstanding pro forma as adjusted...............          273           --
  Common stock, $.01 par value per share, 407,500,000 shares authorized,
    254,889 shares issued and outstanding actual; 407,500,000 shares authorized, 32,800,045 shares outstanding pro forma; 200,000,000
    shares authorized,       shares outstanding pro forma as adjusted.....            2          328
  Contributed and paid-in capital.........................................      113,960      165,157
  Deferred stock compensation.............................................       (2,925)      (2,925)
  Stockholder notes receivable............................................         (160)        (160)
  Accumulated comprehensive income (loss)                                            18           18
  Accumulated deficit.....................................................     (138,576)    (138,316)
                                                                            -----------  -----------  -----------
    Total stockholders' equity (deficit)..................................      (27,408)     (24,102)
                                                                            -----------  -----------  -----------
      Total capitalization................................................  $    23,148  $    24,102   $
                                                                            -----------  -----------  -----------
                                                                            -----------  -----------  -----------

    This table excludes the following shares:

    - 6,080,783 shares of common stock issuable upon the exercise of stock options outstanding under our stock option plans, and 3,485,622 additional shares of common stock available for issuance under these stock option plans;

    - 833,333 shares of common stock available for issuance under our 1999 employee stock purchase plan; and

    - Warrants to purchase up to an aggregate of 2,300,000 shares of our common stock that may be issued if network operator customers satisfy commercial milestones.

                                    DILUTION

    The pro forma net tangible book value of our common stock (after giving effect to the receipt of net proceeds of approximately $47.2 million from the sale of 5,208,326 shares of our Series E preferred stock in May 1999, the conversion of an outstanding convertible promissory note into 421,941 shares of common stock and the conversion of all outstanding shares of our preferred
stock) on February 28, 1999 was approximately $      , or approximately $
per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. Assuming our sale of shares of common stock offered by this prospectus at an assumed initial
public offering price of $      per share and after deducting the estimated
underwriting discounts and commissions and estimated offering expenses payable, our net tangible book value at February 28, 1999 would have been approximately
$      , or $      per share. This represents an immediate increase in net
tangible book value of $      per share to existing stockholders and immediate
dilution in net tangible book value of $      per share to new investors
purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share.................             $
  Pro forma net tangible book value per share as of February 28,
    1999........................................................  $
  Increase per share attributable to new investors..............
                                                                  ---------
Pro forma net tangible book value per share after this
  offering......................................................
                                                                             ---------
Dilution per share to new investors.............................             $
                                                                             ---------
                                                                             ---------

    This table excludes all options and warrants that will remain outstanding upon completion of this offering. See Notes 8 and 12 of Notes to Consolidated Financial Statements. The exercise of outstanding options and warrants having an exercise price less than the offering price would increase the dilutive effect to new investors.

    The following table sets forth, as of February 28, 1999, on the pro forma basis described above, the differences between the number of shares of common stock purchased from us, the total price paid and the average price per share paid by existing stockholders and by the new investors in this offering at an
assumed initial public offering price of $      per share (before deducting the
estimated underwriting discounts and commissions and estimated offering expenses payable).

                                                                 SHARES PURCHASED       TOTAL CONSIDERATION     AVERAGE
                                                              ----------------------  -----------------------  PRICE PER
                                                               NUMBER      PERCENT      AMOUNT      PERCENT      SHARE
                                                              ---------  -----------  ----------  -----------  ----------
Existing stockholders.......................................                       %  $                     %  $
New investors...............................................
                                                              ---------       -----   ----------       -----
    Totals..................................................                  100.0%  $                100.0%  $
                                                              ---------       -----   ----------       -----
                                                              ---------       -----   ----------       -----

    If the underwriters exercise their over-allotment in full, the following will occur:

    - the number of shares of common stock held by existing stockholders will
      decrease to       , or approximately       % of the total number of shares
      of our common stock outstanding, and

    - the number of shares held by new public investors will increase to       ,
      or approximately       % of the total number of shares of our common stock
      outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this prospectus. The consolidated statements of operations data for the period from inception (December 1, 1995) to May 31, 1996, the years ended May 31, 1997 and 1998 and the nine months ended February 28, 1999 and the consolidated balance sheet data at May 31, 1997, May 31, 1998 and February 28, 1999 are derived from audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the nine months ended February 28, 1998, is derived from unaudited consolidated financial statements appearing elsewhere in this prospectus which, in the opinion of management, reflect all normal recurring adjustments that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. Historical results are not necessarily indicative of future results and the results for interim periods are not necessarily indicative of results to be expected for the entire year.

                                                        PERIOD FROM
                                                         INCEPTION                             NINE MONTHS ENDED
                                                       (DECEMBER 1,    YEARS ENDED MAY 31,        FEBRUARY 28,
                                                           1995)       --------------------  ----------------------
                                                      TO MAY 31, 1996    1997       1998        1998        1999
                                                      ---------------  ---------  ---------  -----------  ---------
                                                                                             (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  License and royalty...............................     $      --     $     231  $   4,162   $   3,056   $   4,062
  Service...........................................            --            44      6,110       3,663       8,128
                                                           -------     ---------  ---------  -----------  ---------
    Total revenues..................................            --           275     10,272       6,719      12,190

Cost of revenues:
  License and royalty...............................            --            --      3,779       3,057       1,954
  Service...........................................            --            --      2,230       1,545       4,698
                                                           -------     ---------  ---------  -----------  ---------
    Total cost of revenues..........................            --            --      6,009       4,602       6,652
                                                           -------     ---------  ---------  -----------  ---------
Gross margin........................................            --           275      4,263       2,117       5,538
                                                           -------     ---------  ---------  -----------  ---------
Operating expenses:
  Research and development..........................         5,479        21,721     19,981      15,649      12,889
  Sales and marketing...............................            --         7,805     14,407      10,944       8,076
  General and administrative........................            --         1,023      2,453       1,843       2,560
  Amortization of purchased intangibles.............            --            --      4,563       3,042       4,563
  Restructuring charge..............................            --            --      1,175       1,175          --
  Amortization of deferred stock compensation.......            --            --         --          --         393
  Acquired in-process research and development......            --            --     58,100      58,100          --
                                                           -------     ---------  ---------  -----------  ---------
Total operating expenses............................         5,479        30,549    100,679      90,753      28,481
                                                           -------     ---------  ---------  -----------  ---------
Loss from operations................................        (5,479)      (30,274)   (96,416)    (88,636)    (22,943)
Interest and other income (expense), net............            --          (465)        10          23         139
                                                           -------     ---------  ---------  -----------  ---------
Loss before income tax benefit......................        (5,479)      (30,739)   (96,406)    (88,613)    (22,804)
Income tax benefit..................................         2,200        11,750      2,015       1,787         887
                                                           -------     ---------  ---------  -----------  ---------
Net loss............................................     $  (3,279)    $ (18,989) $ (94,391)  $ (86,826)  $ (21,917)
                                                           -------     ---------  ---------  -----------  ---------
                                                           -------     ---------  ---------  -----------  ---------
Basic net loss per share............................     $      --     $      --  $(1,780.96)  $(4,341.30) $  (93.66)
Shares used in computing basic net loss per share...            --            --         53          20         234
Pro forma basic net loss per share..................                              $   (4.07)              $   (0.79)
Shares used in computing pro forma basic net loss
  per share.........................................                                 23,209                  27,710

                                                                                       MAY 31,
                                                                                 --------------------  FEBRUARY 28,
                                                                                   1997       1998         1999
                                                                                 ---------  ---------  ------------
                                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents......................................................  $     245  $  12,138   $    5,517
Working capital................................................................    (23,180)   (18,275)     (34,532)
Total assets...................................................................      4,441     30,812       19,608
Deferred revenues..............................................................         45     23,868       28,909
Long-term debt.................................................................         --      4,115        4,260
Accumulated deficit............................................................    (22,268)  (116,659)    (138,576)
Total stockholders' deficit....................................................    (19,256)    (6,136)     (27,408)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Liberate is a leading provider of standards-based software that serves as a platform for the delivery of Internet-enhanced content and applications to a broad range of information appliances, such as television set-top boxes, game consoles, smart phones and personal digital assistants. We began operations in December 1995 as a division of Oracle to develop server and thin-client software for the consumer, corporate and educational markets. In April 1996, we were incorporated as a Delaware corporation. In August 1997, we acquired Navio Communications.

    Navio was a development stage company involved in designing Internet application and server software for the consumer market. In connection with the acquisition, we changed our strategic direction and restructured our operations. Prior to the acquisition, we focused on selling software to original equipment manufacturers of thin-client products for corporate customers. Following the acquisition, we focused our development and marketing efforts on fewer products targeted primarily at the consumer information appliance market and aggressively pursued sales to a limited number of large network operators and information appliance manufacturers. As a result of this strategic shift, we significantly reduced our sales and engineering operations and increased investment in the development of client and server software for the consumer market. In connection with the acquisition, we wrote off approximately $58.1 million of acquired in-process research and development. Purchased intangibles of approximately $18.3 million were recorded in connection with the acquisition and are being amortized on a straight-line basis over a useful life of three years. See "--Valuation of In-Process Research and Development."

    In May 1999, to more closely align our product offerings with this strategic shift in direction, we entered into an agreement with Sun Microsystems to transfer our NC Navigator and NC Administration Server technology to Sun while retaining the right to ship, support and maintain these products for our existing customers using this technology. Although we will not actively pursue new sales opportunities in the corporate thin-client market, outside of this market we intend to continue developing new products based on this technology. For the nine months ended February 28, 1999, sales of these products and related services accounted for $1.6 million of our total revenues. Sun has also agreed to co-develop television set-top box technology with us. We will distribute the co-developed technology pursuant to a non-exclusive license with Sun.

    We began shipping our initial products and generating revenues in May 1997. We generate revenues by licensing our server and client products and providing related services to network operators and information appliance manufacturers. Network operators generally pay up-front license fees for our server software. We recognize server license revenues upon final delivery of the licensed product, when collection is probable and when the fair market value and the fee for each element of the transaction is fixed and determinable. We also generate service revenues from maintenance provided in connection with server licenses. Maintenance fees typically represent a percentage of associated license fees.

    We license our client software and provide related services to both information appliance manufacturers and network operators. Information appliance manufacturers pay us royalties on a per unit basis. Typically, we recognize these royalty fees upon shipment of the device by the manufacturer. Network operators also pay per-subscriber royalty fees when information appliance owners activate the operators' service. Generally, network operators pay these royalty fees upon activation, either in the form of an up-front payment or on a subscription basis. Up-front royalty fees are recognized when a network operator reports to us that a user has activated the service. These network operators pay an additional per subscriber maintenance fee typically on an annual basis for the duration of the activation period. Subscription-based royalty fees are recognized quarterly when reported by the network operators. A portion of this subscription-based royalty fee is allocated to service revenues as maintenance and is also recognized quarterly.

    In addition to the maintenance services we offer in connection with our software licenses, which include upgrades and technical support, we provide comprehensive consulting, engineering and training services to network operators and information appliance manufacturers. Revenues generated from these services are recognized as the services are performed while maintenance fees are recognized ratably over the term of the maintenance. For the nine months ended February 28, 1999, total service revenues were $8.1 million, representing 67% of our total revenues. We expect service revenues to continue to account for a significant portion of total revenues until customers begin deploying services and information appliances incorporating our software on a large scale. Any volume deployments should increase the portion of total revenues derived from the payment of royalty fees.

    Wind River Systems accounted for 16% of our total revenues in fiscal 1998 and 24% of our total revenues in the nine months ended February 28, 1999. Revenues attributable to Wind River Systems relate to a source code license we granted Wind River in December 1997. Wind River paid us a license fee of $10.0 million for this license which was recorded as deferred revenues and is being amortized over a 30-month period as license and royalty revenues and service revenues. For fiscal 1998, Thomson multimedia accounted for 10% of our total revenues. Payments made by Thomson multimedia related to a one-time paid-up software license. We do not expect Thomson multimedia to continue to be a significant customer in future periods. We do, however, expect that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues in future periods, although the customers may vary from period to period.

    Deferred revenues consist primarily of payments received from customers for prepaid license and royalty fees and prepaid service for undelivered product and services. Deferred revenues increased from $45,000 at May 31, 1997 to $28.9 million at February 28, 1999. This increase resulted in part from our license to Wind River and prepayments from network operators. Other than the deferred revenues from the source code license to Wind River, deferred revenues can fluctuate significantly. These fluctuations are the result of (1) when we record deferred revenues, which depends on the timing of large prepaid license and royalty fees and service contracts and (2) when we recognize deferred revenues, which depends on when services are performed and when network operators and information appliance manufacturers deploy products and services based on our technology.

    International sales accounted for approximately 77% and 50% of our total revenues in the years ended May 31, 1997 and 1998, respectively, and 52% of our total revenues in the nine months ended February 28, 1999. We anticipate international sales to continue to represent a significant portion of total revenues.

    Since inception, we have incurred net operating losses of $138.6 million. These losses include a write-off of $58.1 million of acquired in-process research and development related to the Navio acquisition and $60.1 million of research and development expenditures. We anticipate incurring significant operating losses for the foreseeable future as we continue to invest in research and development and professional and engineering services to support new devices for our software platform and large-scale deployments by our network operator customers.

    In May 1999, we entered into letter agreements with several network operators that require us to issue warrants to purchase up to an aggregate of approximately 2,300,000 shares of our common stock if the network operators satisfy commercial milestones. Warrants to purchase up to 341,665 shares of our common stock, if issued, will have an exercise price of $9.60 per share, warrants to purchase up to 1,608,332 shares of our common stock, if issued, will have an exercise price of $13.80 per share and warrants to purchase up to 350,000 shares of our common stock, if issued, will have an exercise price of either $9.60 or $13.80 per share, depending on whether commitments are made to us by the warrant holders. In the event the milestones are met, we would be required to record a significant non-cash accounting expense based upon the value of the warrants at the time the milestones are satisfied. See "Certain Transactions--Other Transactions."

RESULTS OF OPERATIONS

    Because we did not begin shipping products until May 1997 and implemented significant changes in our operations following our restructuring in December 1997, we believe that annual and quarterly period-to-period comparisons of our operating results involving periods prior to February 28, 1998 are less meaningful than an analysis of recent annual and quarterly operating results. Accordingly, we are providing a discussion and analysis of our operating results that is primarily focused upon fiscal 1997 and 1998, the nine months ended February 28, 1998 and 1999, and each of our last four quarters. The following table lists, for the periods indicated, the percentage of total revenues of each line item:

                                                 YEARS ENDED              NINE MONTHS ENDED
                                                   MAY 31,                  FEBRUARY 28,
                                          -------------------------   -------------------------
                                             1997          1998          1998          1999
                                          -----------   -----------   -----------   -----------
AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  License and royalty...................         84%         41%            45%          33%
  Service...............................         16          59             55           67
                                          -----------       ---       -----------       ---
    Total revenues......................        100         100            100          100
                                          -----------       ---       -----------       ---
Cost of revenues:
  License and royalty...................         --          37             45           16
  Service...............................         --          22             23           39
                                          -----------       ---       -----------       ---
    Total cost of revenues..............         --          59             68           55
                                          -----------       ---       -----------       ---
      Gross margin......................        100          41             32           45
                                          -----------       ---       -----------       ---
Operating expenses:
  Research and development..............      7,899         195            233          106
  Sales and marketing...................      2,838         140            163           66
  General and administrative............        372          24             27           21
  Amortization of purchased
    intangibles.........................         --          44             45           37
  Restructuring charge..................         --          11             17           --
  Amortization of deferred stock
    compensation........................         --          --             --            2
  Acquired in-process research and
    development.........................         --         566            865           --
                                          -----------       ---       -----------       ---
    Total operating expenses............     11,109         980          1,350          232
                                          -----------       ---       -----------       ---
Loss from operations....................    (11,009)       (939)        (1,318)        (187)
Interest and other income (expense),
  net...................................       (169)         --             --            1
                                          -----------       ---       -----------       ---
Loss before income tax benefit..........    (11,178)       (939)        (1,318)        (186)
Income tax benefit......................      4,273          20             27            7
                                          -----------       ---       -----------       ---
Net loss................................     (6,905)%      (919)%       (1,291)%       (179)%
                                          -----------       ---       -----------       ---
                                          -----------       ---       -----------       ---

    NINE MONTHS ENDED FEBRUARY 28, 1998 AND 1999

    REVENUES

    Total revenues increased 81% from $6.7 million for the nine months ended February 28, 1998 to $12.2 million for the nine months ended February 28, 1999.

    LICENSE AND ROYALTY. License and royalty revenues increased 33% from $3.1 million for the nine months ended February 28, 1998 to $4.1 million for the nine months ended February 28, 1999. This increase was due primarily to higher revenues recognized the source code license agreement with Wind River and, to a lesser extent, an increase in the number of information appliances shipped by our licensees.

    SERVICE. Service revenues increased 122% from $3.7 million for the nine months ended February 28, 1998 to $8.1 million for the nine months ended February 28, 1999. This increase was due primarily to an increase in engineering services to new and existing customers and the creation of our professional services organization. In addition, we recorded higher maintenance revenues as a result of a larger number of server and client licensees.

    COST OF REVENUES

    Total cost of revenues increased 45% from $4.6 million for the nine months ended February 28, 1998 to $6.7 million for the nine months ended February 28, 1999.

    LICENSE AND ROYALTY. Cost of license and royalty revenues consists primarily of license and support fees paid to third parties for technology incorporated into our products. Cost of license and royalty revenues decreased 36% from $3.1 million for the nine months ended February 28, 1998 to $2.0 million for the nine months ended February 28, 1999. The decrease in cost of license and royalty revenues in absolute dollars was due primarily to isolated costs of approximately $970,000 incurred in the nine months ended February 28, 1998 relating to payments made to support third party sales of television set-top boxes and smart cards. In addition, certain prepaid licenses were fully amortized during the nine month period ended February 28, 1998. We expect cost of license and royalty revenues to increase in absolute dollar as shipments of our products to licensees increase and as additional licensing of third party technology incorporated into our products.

    SERVICE. Cost of service revenues consists of employee compensation, payments to independent consultants and related overhead. Cost of service revenues increased 204% from $1.5 million for the nine months ended February 28, 1998 to $4.7 million for the nine months ended February 28, 1999. These amounts represented 42% and 58% of service revenues over the respective periods. The increase in absolute dollars and as a percentage of cost of service revenues was due primarily to expenses associated with the establishment and expansion of our customer support and professional services organizations. We expect cost of service revenues to increase in absolute dollars to the extent existing and new customers install and deploy our products.

    OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salary and other related costs for personnel and third party consultants as well as costs related to outsourced development projects to support product development. Research and development expenses decreased 18% from $15.6 million for the nine months ended February 28, 1998 to $12.9 million for the nine months ended February 28, 1999. Our efforts following the Navio acquisition to focus on the development of fewer products resulted in lower headcount and fewer outsourced development projects. This resulted in lower research and development expenses during the fiscal 1999 period. Nevertheless, during this period, we also incurred expenses associated with the development of our core products. We believe that continued investment in research and development is critical to attaining our strategic objectives, and, as a result, expect research and development expenses to increase significantly in absolute dollars in future periods. In addition, in May 1999 we entered into an agreement with General Instrument pursuant to which we committed to pay $10.0 million over a three-year period for development services to be performed by General Instrument.

    SALES AND MARKETING. Sales and marketing expenses consist primarily of salaries and other related costs for sales and marketing personnel, sales commissions, travel, facilities for regional offices, public relations, marketing materials and tradeshows. Sales and marketing expenses decreased 26% from $10.9 million for the nine months ended February 28, 1998 to $8.1 million for the nine months ended February 28, 1999. In connection with the refocusing of our product line discussed above, we also realigned our sales efforts which resulted in a significant reduction in the number of sales and marketing personnel and a reduction in other sales and marketing expenditures. We believe these expenses will increase in future periods as we expand our direct sales and marketing efforts domestically and abroad.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries and other related costs for legal, human resource and finance employees, as well as attorney and other professional fees. General and administrative expenses increased 39% from $1.8 million for the nine months ended February 28, 1998 to $2.6 million for the nine months ended February 28, 1999. The increase in absolute dollars was primarily due to increased staffing. We believe these expenses will increase in absolute dollars as we continue to add personnel to support our expanding operations and assume the responsibilities of a public company.

    RESTRUCTURING CHARGE. In the third quarter of fiscal 1998, we recognized a restructuring charge of $1.2 million resulting primarily from a reduction in workforce. This charge consisted primarily of severance payments and the acceleration of vesting on options. As of February 28, 1999, we had $277,000 remaining in accrued restructuring, related to severance payments that have not yet been paid out.

    AMORTIZATION OF DEFERRED STOCK COMPENSATION. Deferred stock compensation expense represents the difference between the estimated fair value of the common stock for accounting purposes and the option exercise price of such options at the date of grant. As of February 28, 1999, we recorded total deferred stock compensation of $3.3 million in connection with stock options granted to employees through this date. These amounts are being amortized on a straight-line basis over the 48-month vesting period of such options. Of the total deferred stock compensation, approximately $393,000 was amortized during the nine months ended February 28, 1999. We will record additional deferred stock compensation of $3.8 million in connection with stock options granted from March 1, 1999 through May 31, 1999. We expect to record deferred stock compensation expenses of approximately $116,000 for the quarter ended May 31, 1999 and approximately $448,000 each quarter thereafter through the quarter ended August 31, 2002. We expect that deferred stock compensation recorded in quarters after August 31, 2002 will not be significant. No compensation expense was recorded for the nine month period ended February 28, 1998.

    ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT In August 1997, we acquired Navio in a stock-for-stock exchange valued at approximately $77.1 million. The acquisition was accounted for using the purchase method. In connection with this acquisition we wrote-off $58.1 million of acquired in-process research and development which, in the opinion of management, had not reached technological feasibility and had no alternative future use. See "--Valuation of In-Process Research and Development."

    INTEREST AND OTHER INCOME (EXPENSE), NET

    Net interest income increased from $23,000 for the nine months ended February 28, 1998 to $139,000 for the nine months ended February 28, 1999. Net interest income increased as a result of higher average cash balances.

    INCOME TAX BENEFIT

    Our income tax benefit was $1.8 million for the nine months ended February 28, 1998 and $887,000 for the nine months ended February 28, 1999. The benefit for fiscal 1999 represents the estimated cash benefit we will receive from Oracle related to their utilization in the consolidated Oracle state tax returns of our state operating losses for fiscal 1999. The benefit was calculated pursuant to a tax allocation and indemnity agreement with Oracle which was effective after the Navio acquisition on August 11, 1997. Pursuant to this agreement, Oracle agreed to pay us the cash attributable to the tax savings from utilization of our operating losses. Due to the reduction in Oracle's ownership percentage resulting from the Navio acquisition, we are no longer included in their consolidated federal U.S. tax return. See Note 9 of Notes to Consolidated Financial Statements.

    The benefit for fiscal 1998 consists of the estimated cash benefit pursuant to the above agreement plus the estimated assumed federal and state tax benefit Oracle received for the period from June 1, 1997 through August 11, 1997.

    As of February 28, 1999, we had federal and state net operating loss carryforwards of approximately $30.1 million which expire at various dates, from 2003 to 2014, if not utilized. The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Our ability to utilize net operating loss carry-forwards on an annual basis will be limited as a result of a prior "ownership change" in connection with private sales of equity securities. We have provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding its realization. Our accounting for deferred taxes under Statement of Financial Accounting Standards No. 109 involves the evaluation of a number of factors concerning the reliability of our deferred tax assets. In concluding that a full valuation allowance was required, management primarily considered factors such as our history of operating losses and expected future losses and the nature of our deferred tax assets.

    FISCAL YEARS ENDED MAY 31, 1997 AND 1998

    REVENUES

    Total revenues increased from $275,000 for fiscal 1997 to $10.3 million for fiscal 1998.

    LICENSE AND ROYALTY. License and royalty revenues increased from $231,000 for fiscal 1997 to $4.2 million for fiscal 1998. The increase in license and royalty revenues was due primarily to increased shipments of our initial products. We commenced shipment of our initial products in May 1997.

    SERVICE. Service revenues increased from $44,000 for fiscal 1997 to $6.1 million for fiscal 1998. The increase was due primarily to an increase in services provided to network operators and information appliance manufacturers as a result of the introduction of our initial products in May 1997.

    COST OF REVENUES

    There were no cost of revenues in fiscal 1997. Total cost of revenues increased to $6.0 million for fiscal 1998.

    LICENSE AND ROYALTY. Cost of license and royalty revenues was $3.8 million in fiscal 1998, representing 91% of license revenues. The increase in cost of license and royalty revenues in absolute dollars was due primarily to isolated costs of approximately $970,000 incurred in fiscal 1998 relating to payments made to support third party sales of television set-top boxes and smart cards, costs associated with products that initially shipped in May 1997 and increases in the number of third-party technology licenses.

    SERVICE. Cost of service revenues was $2.2 million in fiscal 1998, representing 36% of service revenues. Although modest service revenues of $44,000 were recorded in fiscal 1997, related costs were not material. The increase in cost of service revenues was due to the creation of our customer support and engineering service organizations.

    OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT. Research and development expenses decreased 8% from $21.7 million for fiscal 1997 to $20.0 million for fiscal 1998. The decrease in fiscal 1998 was due primarily to fewer outsourced development projects.

    SALES AND MARKETING. Sales and marketing expenses increased 85% from $7.8 million for fiscal 1997 to $14.4 million for fiscal 1998. The increase was due to higher levels of marketing activities in the beginning of fiscal 1998 and higher commissions related to increased prepaid licenses during the period.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 140% from $1.0 million for fiscal 1997 to $2.5 million for fiscal 1998. The increase was due to increased personnel following the acquisition of Navio and, to a lesser extent, costs incurred for legal and other professional service fees in fiscal 1998.

    INTEREST AND OTHER INCOME (EXPENSE), NET

    Net interest and other expense in fiscal 1997 of $465,000 was primarily attributable to interest payments to Oracle on inter-company advances. The conversion of these outstanding balances into equity in the first quarter of fiscal 1998, and higher average cash balances during the period, resulted in net interest income of $10,000 in fiscal 1998.

    INCOME TAX BENEFIT

    Our income tax benefit was $11.8 million for fiscal 1997 and $2.0 million for fiscal 1998. The benefit for fiscal 1998 represents amounts to be refunded to us from Oracle under the tax allocation and indemnity agreement and the estimated assumed federal and state tax benefit Oracle received for the period from June 1, 1997 to the date of the tax allocation and indemnity agreement.

    The benefit for fiscal 1997 represents Oracle's assumed estimated federal and state tax benefit for the entire fiscal year. See Note 9 of Notes to Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth certain unaudited consolidated statements of operations data for each of our last four quarters. This data has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. These unaudited quarterly results should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The consolidated results of operations for any quarter are not necessarily indicative of the results for any future period.

                                                   QUARTERS ENDED
                                ----------------------------------------------------
                                 MAY 31,     AUG. 31,      NOV. 30,       FEB. 28,
                                  1998         1998          1998           1999
                                ---------   ----------   ------------   ------------
                                                   (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues:
  License and royalty.........  $ 1,106      $ 1,139       $ 1,398        $ 1,525
  Service.....................    2,447        2,169         3,003          2,956
                                ---------   ----------   ------------   ------------
    Total revenues............    3,553        3,308         4,401          4,481
                                ---------   ----------   ------------   ------------
Cost of revenues:
  License and royalty.........      722          600           716            638
  Service.....................      685        1,199         1,672          1,827
                                ---------   ----------   ------------   ------------
    Total cost of revenues....    1,407        1,799         2,388          2,465
                                ---------   ----------   ------------   ------------
Gross margin..................    2,146        1,509         2,013          2,016
                                ---------   ----------   ------------   ------------
Operating expenses:
  Research and development....    4,332        4,041         4,014          4,834
  Sales and marketing.........    3,463        2,145         3,258          2,673
  General and
    administrative............      610          814           794            952
  Amortization of purchased
    intangibles...............    1,521        1,521         1,521          1,521
  Amortization of deferred
    stock compensation........       --            7           104            282
                                ---------   ----------   ------------   ------------
    Total operating
      expenses................    9,926        8,528         9,691         10,262
                                ---------   ----------   ------------   ------------
Loss from operations..........   (7,780)      (7,019)       (7,678)        (8,246)
Interest and other income
  (expense), net..............      (13)          81            68            (10)
                                ---------   ----------   ------------   ------------
Loss before income tax
  benefit.....................   (7,793)      (6,938)       (7,610)        (8,256)
Income tax benefit............      228          271           287            329
                                ---------   ----------   ------------   ------------
Net loss......................  $(7,565)     $(6,667)      $(7,323)       $(7,927)
                                ---------   ----------   ------------   ------------
                                ---------   ----------   ------------   ------------
AS A PERCENTAGE OF TOTAL
  REVENUES:
Revenues:
  License and royalty.........       31%          34%           32%            34%
  Service.....................       69           66            68             66
                                ---------   ----------   ------------   ------------
    Total revenues............      100          100           100            100
                                ---------   ----------   ------------   ------------
Cost of revenues:
  License and royalty.........       20           18            16             14
  Service.....................       19           36            38             41
                                ---------   ----------   ------------   ------------
    Total cost of revenues....       39           54            54             55
                                ---------   ----------   ------------   ------------
      Gross margin............       61           46            46             45
                                ---------   ----------   ------------   ------------
Operating expenses:
  Research and development....      122          122            91            108
  Sales and marketing.........       97           65            74             60
  General and
    administrative............       17           25            18             21
  Amortization of purchased
    intangibles...............       43           46            35             34
  Amortization of deferred
    stock compensation........       --           --             2              6
                                ---------   ----------   ------------   ------------
    Total operating
      expenses................      279          258           220            229
                                ---------   ----------   ------------   ------------
Loss from operations..........     (218)        (212)         (174)          (184)
Interest and other income
  (expense), net..............       --            2             2             --
                                ---------   ----------   ------------   ------------
Loss before income tax
  benefit.....................     (218)        (210)         (172)          (184)
Income tax benefit............        6            8             7              7
                                ---------   ----------   ------------   ------------
Net loss......................     (212)%       (202)%        (165)%         (177)%
                                ---------   ----------   ------------   ------------
                                ---------   ----------   ------------   ------------

LIQUIDITY AND CAPITAL RESOURCES

    Prior to the Navio acquisition, Oracle funded our operations primarily through inter-company advances, capital contributions and the purchase of equity securities. In connection with the acquisition of Navio, Oracle converted approximately $18.0 million of outstanding inter-company payables into Liberate equity. Following the Navio acquisition, we funded operations primarily through sales of convertible debt, sales of equity securities and prepaid customer licenses.

    Cash used in operating activities was $5.1 million for fiscal 1996, $9.4 million for fiscal 1997 and $2.2 million for fiscal 1998. Cash used in fiscal 1997 was primarily attributable to a net loss of $19.0 million, offset in part by an increase in accounts payable to Oracle of $18.7 million. Cash used in fiscal 1998 was primarily attributable to a net loss of $94.4 million, offset in part by an increase of $20.8 million in deferred revenues and $6.1 million in amortization and depreciation expenses and a $58.1 million write-off of in-process research and development related to our acquisition of Navio. We used $11.1 million in cash during the first nine months of fiscal 1999, primarily due to a net loss of $21.9 million, offset in part by an increase of $5.5 million in amortization and depreciation expenses and increases of $5.0 million in deferred revenues.

    We used $1.7 million and $781,000 of cash in investing activities during fiscal 1997 and the first nine months of fiscal 1999, respectively, to fund capital expenditures. Cash generated from investing activities of $1.2 million in fiscal 1998 consisted primarily of cash acquired in the acquisition of Navio, offset in part by purchases of property and equipment.

    Net cash generated from financing activities was $5.1 million for fiscal 1996, $11.4 million for fiscal 1997, $12.8 million for fiscal 1998 and $5.2 million for the nine months ended February 28, 1999. Cash provided by financing activities related primarily to proceeds from capital contributions from Oracle and from issues of preferred stock and convertible notes.

    At February 28, 1999, we had $5.5 million in cash and cash equivalents and did not have any material commitments for capital expenditures. Under a development agreement entered into with General Instrument in April 1999, we are committed to pay $10.0 million in development fees for certain services to be performed by General Instrument. These fees will be paid out in quarterly installments over a three year period. We believe that the net proceeds of this offering and of our recent Series E preferred stock financing, together with cash and cash equivalents generated from operations, will be sufficient to meet our working capital requirements for at least the next 12 months. If our cash balances and cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to raise such additional funds through public or private equity or debt financings. If additional funds are raised through the issuance of debt securities, these securities could have certain rights, preferences, and privileges senior to holders of common stock, and the terms of such debt could impose restrictions on our operations. The sale of additional equity or debt securities could result in additional dilution to our stockholders. Additional financing may not be available at all and, if available, such financing may not be obtainable on terms favorable to us. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts, which could seriously harm our business.

VALUATION OF IN-PROCESS RESEARCH AND DEVELOPMENT

    OVERALL VALUATION METHODOLOGY. An independent valuation of Navio was performed and used as an aid in determining the fair value of the identifiable assets and in allocating the purchase price among the acquired assets, including the portion of the purchase price attributed to in-process research and development. Assets identified generally included in-process research and development, developed technology, assembled workforce, installed customer base and goodwill.

    The valuation technique employed in the appraisal was designed to properly reflect all intellectual property rights in the intangible assets, including core technology. The value of the developed technology was derived from direct sales of existing products including their contribution to in-process research and development. In this way, value was properly attributed to the engineering know-how embedded in the existing product that will be used in developmental products. The appraisal also considered the fact that the existing know-how diminishes in value over time as new technologies are developed and changes in market conditions render current products and methodologies obsolete.

    Assets were identified through on-site interviews with management and a review of data provided by Navio's and our management concerning the acquired assets, technologies in development, costs necessary to complete the in-process research and development, market potential, historical financial performance, estimates of future performance and the assumptions underlying these estimates.

    Purchased incomplete research and development projects were identified through extensive interviews and detailed analysis of development plans provided by management concerning the following:

    - Uniqueness of developmental work and the costs incurred;

    - Critical tasks required to complete the project;

    - Opportunities which were expected to arise from the project;

    - Degree of leverage of the new technology on legacy technology;

    - Risks associated with project completion;

    - Assessment of types of efforts involved, for example software development;

    - Length of time project was expected to be useful; and

    - Timing related to completion of projects and resources allocated to completion, including associated expenses.

    None of the in-process research and development value was associated with routine on-going efforts to enhance or otherwise improve on the qualities of the existing products. Navio's engineers were developing advanced, next generation technologies that involved creating product designs and disparate technologies to form superior products. The in-process research and development value was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects and discounting the net cash flows back to their present value. The discount rate of 37.5% considers the uncertainty surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were indeterminable at that time.

    STAGE OF COMPLETION. The appraisal included the valuation of each specific research and development project underway at the acquisition date. In the months leading up to the purchase, Navio had made significant progress in their research and development programs. However, due to the substantial time and effort necessary to produce these products in accordance with functional specifications, technological feasibility of the research and development projects had not yet been achieved. The acquired projects included Navio's Internet browser software. The efforts required to develop the purchased in-process technology of Navio into commercially viable products principally related to the completion of planning, designing, prototyping, verification and testing activities that were necessary to establish that the software could be produced to meet its design specifications, including functions, features and technical performance requirements. Anticipated completion dates for the projects in-process was approximately three to 36 months, at which time Navio expected to begin selling the developed software products. Remaining research and development expenditures were projected to be approximately $34.0 million.

    The resulting net cash flows from such projects were based on management's estimates of product revenues, operating expenses, research and development costs, and income taxes from such projects. The revenue projections used to value the in-process research and development were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by us and our competitors. Our projections may ultimately prove to be incomplete or inaccurate, and unanticipated events and circumstances are likely to occur. As a result, the underlying assumptions used to forecast revenues and costs to develop such projects may not transpire as estimated.

    Navio's development team had made significant technological and creative strides in the development of its experimental Internet technologies as of August 1997. Navio had expended in excess of $9.0 million on the acquired research and development since its inception in February 1996. As of the acquisition date, Navio was a development stage company with minimal product revenues and large net losses. Navio was entering the testing phase for two of its developmental products, NC Navigator 3.0 and TV Navigator 1.1. Historical revenues represented services and limited sales of a Netscape product sold as a test network computer browser on an experimental basis. This product was superseded by NC Navigator 3.0.

    ALTERNATIVE FUTURE USE. Before we made the decision not to capitalize the value ascribed to in-process research and development, the projects were evaluated individually to determine if technological feasibility had been achieved and if there were any alternative future uses. Such evaluation consisted of a specific review of the efforts, including the overall objectives of the project, progress toward the objectives and uniqueness of the development efforts.

    Navio's technical activities were concentrated on the development of new product knowledge having specific commercial objectives, and efforts were focused on translating those applied research findings and other scientific know-how into commercially viable software products. The acquired research and development was related to developing experimental Internet technologies for which no market existed at the time of the acquisition. Due to its specialized nature, the in-process research and development project had no alternative future use, either for re-deployment elsewhere in the business or in liquidation, in the event the project failed.

    CONTINUING EFFORTS. We expect that the remaining acquired in-process research and development will be successfully developed. However, we cannot guarantee that commercial viability of this project will be achieved. If this project is not successfully developed, our future revenues and profitability may be seriously harmed and the value of the intangible assets relating to the acquisition may become impaired. Commercial results will also be subject to uncertain market events and risks that are beyond our control, such as trends in technology, government regulations, market size and growth, and product introduction or other actions by competitors.

RECENT ACCOUNTING PRONOUNCEMENTS

    In fiscal year 1998 we adopted Statement of Position, or SOP 97-2, "Software Revenue Recognition", and SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition". SOP 97-2 and SOP 98-4 provide guidance for recognizing revenue on software transactions and supercede SOP 91-1. The adoption of SOP 97-2 and SOP 98-4 did not have a material impact on our financial results. However, full implementation guidelines for this standard have not yet been issued. Once available, our current revenues accounting practices may need to change and such changes could affect our future revenue and earnings. In fiscal 1999 we adopted Statement of Financial Accounting Standard, or SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 requires disclosures of total non-stockholder changes in equity in interim periods and additional disclosures of components of non-stockholder changes in equity on an annual basis. The adoption of SFAS No. 130 did not have a material effect on our financial disclosures. In fiscal 1999, we adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The adoption of SFAS No. 131 did not have a material effect on our financial disclosures. In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires us to value derivative financial instruments, including those used for hedging foreign currency exposures, at current market value with the impact of any change in market value being charged against earnings in each period. SFAS No. 133 will be effective for and adopted by us in the first quarter of the fiscal year ending May 31, 2001. We anticipate that SFAS No. 133 will not have a material impact on our consolidated financial statements.

MARKET RISK DISCLOSURE

    At February 28, 1999, all of our investments consisted of short-term money market securities of $5.5 million which are classified as cash and cash equivalents (see Note 2 of Notes to Consolidated Financial Statements). These securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels as of February 28, 1999, the decline of the fair value of the portfolio would not be material.

YEAR 2000 COMPLIANCE

    Many currently installed computer systems and software products are coded to accept only two-digit year entries in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they may not be able to distinguish 21(st) century dates from 20(th) century dates. As a result, computer systems and software used by many companies, including us, our customers and our potential customers, may need to be upgraded to comply with such "Year 2000" requirements.

    We have developed and implemented a company-wide program to identify and remedy the Year 2000 issues. The scope of our Year 2000 readiness program includes the review and evaluation of:

    - our IT systems, such as hardware and software utilized in the operation of our business;

    - our non-IT systems or embedded technology, such as micro-controllers contained in various equipment and facilities;

    - the readiness of third parties, including customers, suppliers and other key vendors; and

    - our client and server software products.

    Although we have inventoried our principal internal information technology systems and believe that they are Year 2000 compliant, some of our internal information technology systems are not yet certified. We anticipate that we will complete our certification of these systems by November 1, 1999. We have received Year 2000 compliance statements from the suppliers of some of our principal internal systems, and have sought similar statements from other vendors. Our review of the internal systems of third parties with whom we have material interactions is ongoing. Because we and our customers are substantially dependent upon the proper functioning of our computer systems, a failure of our systems to be Year 2000 complaint could materially disrupt our operations which could seriously harm our business.

    We have tested our client and server products to determine that they are Year 2000 compliant, when configured and used in accordance with the related documentation and our customer's hardware platform. We have performed operational tests for each of our products by testing various future dates in each of the products' functional areas from installation to standard operation on our customers' platforms. In addition, the transition from year 1999 to year 2000 was simulated for our client and server software. According to the results of our tests, our products should not abnormally end or provide incorrect or invalid results due to date data, including dates that represent a different century, provided the underlying operating system and customer hardware platform are Year 2000 compliant.

    The Year 2000 problem may also affect third party software products that are incorporated into our client and server tools, applications and other software products that we modify and license to our customers. When we incorporate third party software products into our products, we generally discuss Year 2000 issues with these third parties and sometimes perform internal testing on their products. We do not, however, guarantee or certify that the software licensed by these suppliers is Year 2000 compliant. Any failure by third parties to provide Year 2000 compliant software products that we incorporate into our products could result in financial loss, harm to our reputation, and liability to others and could seriously harm our business.

    Although we are in the process of inquiring as to the Year 2000 readiness of our customers, we do not currently have extensive information concerning the Year 2000 compliance status of our customers. Our current or potential customers may incur significant expense to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, they may experience material costs to remedy problems, or they may face litigation costs. In either case, Year 2000 issues could reduce or eliminate the budgets that current or potential customers could have to license our products.

    We have funded our Year 2000 plan from operating cash flows and have not separately accounted for these costs in the past. To date, these costs have not been material. We may incur additional costs related to Year 2000 compliance for administrative personnel to manage the testing, review and remediation, and outside vendor and contractor assistance. In addition, we may experience material problems and costs with Year 2000 compliance that could seriously harm our business, including:

    - Operational disruptions and inefficiencies for us, our customers and vendors that provide us with internal systems that will divert management's time and attention and financial and human-resources from ordinary business activities;

    - Business disputes and claims for pricing adjustments by our customers, some of which could result in litigation or contract termination; and

    - Harm to our reputation to the extent that our customer's products experience errors or interruptions of service.

    Although it is not yet fully developed, we expect to complete our Year 2000 contingency plan well in advance of December 31, 1999. We are designing our Year 2000 contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness for our critical operations. The cost of developing and implementing our plan may be material.

                                    BUSINESS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

OVERVIEW

    Liberate is a leading provider of standards-based software that serves as a platform for the delivery of Internet-enhanced content and applications to a broad range of information appliances. Information appliances, which include television set-top boxes, game consoles, smart phones and personal digital assistants, are devices that are enhanced by Internet connectivity and functionality. Network operators, such as telecommunications companies, cable and satellite television operators and Internet service providers, or ISPs, can use our server software to deliver Internet-enhanced services to numerous information appliances and millions of consumers. Information appliance manufacturers can use our client software to Internet-enable their products. Our open platform also provides a uniform environment for developers to enhance existing content and create new Internet applications and services for delivery on multiple platforms. Our software platform is designed to enable network operators to provide consumers universal access to these Internet-enhanced applications and services. To extend the functionality of our software platform, we have also developed strategic alliances with leading technology vendors such as Cisco Systems, Inktomi, Lucent Technologies, Netscape, Oracle and Sun Microsystems.

INDUSTRY BACKGROUND

    GROWTH OF THE INTERNET

    The Internet is a global network of interconnected public and private networks that enables millions of people to communicate, collaborate, access information and conduct business electronically. International Data Corporation, or IDC, estimates that there were approximately 159 million worldwide users of the Internet at the end of 1998 and that the number of users will grow to approximately 410 million by the end of 2002. This growth encourages development of information and content on the Internet. Furthermore, additional users on the Internet increase the number of network connections. This increased connectivity among parties creates a more robust communications environment that enables new ways of interaction. Networked applications for information access and entertainment, such as e-mail and e-commerce, have already become an integral part of the daily lives of millions of consumers. The Internet has the potential to become even more pervasive among consumers and businesses worldwide, as new infrastructure technologies emerge to enable more universally available and higher speed communications and richer, more interactive services.

    NETWORK OPERATORS SEEK TO LEVERAGE THE GROWTH OF THE INTERNET

    Network operators seek to capitalize on revenue opportunities offered by rapidly growing Internet traffic across worldwide communications networks. To date, a limiting factor in consumer Internet usage has been the low transmission speeds associated with analog modems and standard phone lines. With the increasing availability of broadband technologies such as cable modems, xDSL and digital broadcast satellite, network operators can now offer transmission speeds over 50 times faster than standard analog modems. As the Internet challenges traditional channels of communications and media, network operators are investing billions of dollars to construct high-speed network infrastructures. According to Paul Kagan Associates, the number of U.S. households with access to broadband delivery will grow from 19 million in 1998 to 51 million in 2002. Network operators intend to attract consumers by offering new voice, video and data services over these broadband networks. The richer Internet content and range of additional services that can be offered by network operators are expected to significantly improve user experiences and accelerate the adoption of the Internet among casual consumers.

    THE NEED FOR INCREASED ACCESSIBILITY TO THE INTERNET

    Since its inception, the Internet has been accessed primarily through personal computers, which are relatively complex and expensive. While the personal computer remains an important access device, Liberate believes users are increasingly looking to access the Internet from multiple, alternative devices. At the same time, network operators are seeking to provide greater Internet access to increase the value of traditional phone, satellite and cable-based services. In response to these needs, information appliances, a new category of low-cost devices designed to combine everyday user activities with Internet connectivity, have been developed. These devices are characterized by their ease of use and flexible form factors (e.g., size, weight, shape, portability or mobility). Specific examples of information appliances include television set-top boxes, game consoles, smart phones and personal digital assistants. Liberate believes that in the short term, information appliances will be extensions of common consumer electronics products such as television sets and game consoles. Liberate expects that over the longer term, many new information appliances will be introduced, some of which will be derivatives of existing products while others may represent radically new designs. IDC estimates that the worldwide market for information appliances will grow at a compound annual growth rate of approximately 62% to become a $15 billion market by 2002.

    EMERGENCE OF THE TELEVISION AS A PLATFORM FOR INTERNET-ENABLED SERVICES

    Television provides one of the most attractive devices for network operators to deliver new Internet-enabled services. The television set has become a ubiquitous consumer product that people are comfortable using for entertainment and information. According to IDC, at the end of 1998, over 99 million out of 101 million households in the United States had at least one television set and many had multiple television sets. The display and sound capabilities of the television also make it ideally suited for Internet-enhanced, rich media services such as interactive program guides, e-commerce, communications (including e-mail and chat) and multi-user gaming. Cable, satellite and telecommunications operators are already aggressively expanding their high-speed digital networks to provide many new services to their subscribers through the television. IDC estimated that 15 million U.S. households had digital television service in 1998, and IDC expects that number to rise to over 37 million in 2002.

    MARKET OPPORTUNITY FOR STANDARDS-BASED SOFTWARE PLATFORM

    Just as the development of the Internet required standards-based infrastructure to link personal computers to Web servers and other personal computers, the emerging convergence of voice, data, the Internet and related enhanced services requires an open and standards-based infrastructure. A standards-based server software platform will enable network operators to expand their service offerings to a greater number of people and will enable information appliance manufacturers to deliver a wide range of devices to network operators and consumers. Both network operators and information appliance manufacturers require a standards-based software platform that manages the delivery of Internet content and services to a large number of users employing many different connectivity devices. This software platform must consist of server software that is deployed throughout the network infrastructure and client software that can effectively operate over a wide range of low-cost devices that may be optimized for size, weight and power consumption. The software platform's ability to deliver new kinds of Internet-enabled services to any type of information appliance increases the value of the subscriber to the network operator.

THE LIBERATE SOLUTION

    Liberate provides a standards-based software platform that enables the delivery of Internet-enhanced content and applications to a broad range of information appliances. Using the Liberate software platform, network operators can deliver a new generation of interactive digital content and applications to their subscribers. Manufacturers of information appliances use our software to enable the connectivity and Internet functionality of their products. In addition, network operators and information appliance manufacturers use the Liberate open platform cooperatively to create a uniform environment for developers to enhance existing content and create new Internet applications and services for delivery on multiple information appliances. Subscribers will be able to access these Internet-enhanced applications and services from anywhere at anytime.

    Our open, standards-based software platform includes server and client products. Our robust server software solution economically scales to millions of users and allows the network operators to support a broad range of appliances using a single server software platform. Liberate's open server architecture can seamlessly integrate into major databases and existing billing systems, facilitating the deployment and maintenance of Internet services for a range of information appliances. Our client software is based on the Netscape Navigator source code and has been designed to run Internet applications on information appliances. The small footprint of our client software allows it to be implemented in many access devices, even ones that have limited memory and computing resources. Liberate's client software is highly portable, which enables it to run on many devices with differing capabilities. Also embedded in the client software is proprietary technology that enables information appliance manufacturers to deliver a high quality picture on a wide range of displays.

    The graphic shows four icons of information appliances: an "Analog TV Set-top Box" with "TV Navigator," a "Digital Cable TV Set-top Box" with "TV Navigator," a "Game Console" with "eNavigator" and a "PDA" with "eNavigator." These icons are connected to a picture of the Connect Server by four lines. These lines are labeled "POTs," "Cable/Satellite," "xDSL" and "Wireless." The other side of the Connect Server is attached to a circle with "Internet" inside. The circle is connected by lines to three computer icons labeled: "Additional Content (news, ATVEF)," "Network Operator and third-party applications (program guide, VOD, e-commerce)" and "Liberate Applications (TV Mail, TV Chat)."

    Key benefits of our platform for network operators include the following:

    OPPORTUNITY FOR INCREASED REVENUE AND PROFITABILITY PER
SUBSCRIBER. Liberate's platform allows network operators to maintain direct contact with their subscribers, giving network operators control over the value of their brand, the look and feel of their user interface and identity of their service. Network operators can generate additional revenues by offering enhanced voice and video services over their existing infrastructure. The deployment and maintenance of information appliances can generate incremental revenue from new services such as Internet-enhanced television, e-commerce, multi-user gaming and others yet to be developed. These differentiated services help reduce subscriber turnover and create a competitive advantage over other operators.

    ACCELERATED TIME TO REVENUE. Using the Liberate platform, network operators can quickly deploy Internet-enhanced services. Our products easily integrate into the network operators' existing backend systems allowing for rapid installation. Liberate has developed several applications that network operators can use to rapidly introduce new services. In addition, Liberate provides comprehensive systems integration and implementation services and customer support to complement the flexible architecture of our server software.

    Key benefits of our platform for information appliance manufacturers include the following:

    POTENTIAL FOR LOWER COST DEVICES. Liberate's client software is designed to work efficiently in many types of information appliances. Our source code has been optimized to reduce the system resources required to run the client software. As a result, information appliance manufacturers can lower the cost of producing information appliances by using less powerful microprocessors, less memory and other more cost-effective components.

    MORE DESIGN FLEXIBILITY. Our client software is a highly flexible solution for the information appliance manufacturer. It is portable and currently supports five microprocessor architectures, seven operating systems and a wide variety of display technologies. In addition, our software can operate with multiple transport software protocols and run across multiple broad- and narrow-band networks. By using our client software, manufacturers can create new information appliances or turn existing devices into information appliances.

STRATEGY

    Our objective is to be the leading provider of a standards-based software platform that enables the delivery of Internet content and applications to information appliances. In order to achieve this goal, Liberate must:

    EXTEND MARKET LEADERSHIP. We intend to continue targeting network operators that have large subscriber bases and information appliance manufacturers that are leaders in their markets. Our initial efforts have focused on achieving early design wins with operators of multiple cable and satellite television systems, ISPs, telecommunications companies and information appliance manufacturers in the television marketplace. We believe that these early design wins have helped to establish us as a market leader and will allow us to extend the platform to other markets.

    INVEST AGGRESSIVELY IN TECHNOLOGY. To date, we have spent more than $60.0 million on research and development to create our current software platform. Our software products are designed to be highly scalable, are portable and support a wide range of devices. We have built extensive expertise in thin-client technology, Internet content display algorithms, scalable and modular server components and multi-platform development. We intend to continue investing heavily in research and development to meet the network operators' and information appliance manufacturers' needs for more devices, and additional features and functionality.

    LEVERAGE AND EXPAND STRATEGIC ALLIANCES. We believe that forging relationships with key vendors is critical to promoting open standards and delivering a comprehensive solution to network operators and information appliance manufacturers. We work closely with major technology companies such as Netscape, Oracle and Sun Microsystems for the integration of core Internet browser and server components. In addition, we work with companies such as Cisco Systems, Inktomi and Lucent Technologies to ensure compatibility within the network operator's current and future network infrastructure. We are also working with companies such as General Instrument, Intel and Scientific Atlanta on integrating our software with digital set-top boxes, Web boxes and digital satellite architectures. We intend to seek additional relationships to expand the scope of our customer reach and functionality.

    PROMOTE THE DEVELOPMENT OF INTERNET-ENHANCED SERVICES. We intend to continue developing additional core applications and are actively encouraging developers to build new content and applications using our software platform. In connection with this activity, we provide our content and applications development kit to developers free of charge. Companies currently using our tools to develop content and applications include America Online, At Home and Yahoo.

    DEVELOP, MAINTAIN AND ADHERE TO INDUSTRY STANDARDS. We are a recognized leader in developing and setting the next generation of standards for the information appliance infrastructure. We adhere to industry standards throughout our product line and we believe that support for standards strengthens our market position. In addition to incorporating existing standards such as Java, HTML and JavaScript, we have led industry consortiums to develop standards for information appliance services such as enhanced television, home networking and smartcards. Our active participation in setting these and other standards allows us to play an important role in defining and supporting standards for new market opportunities as they develop.

PRODUCTS AND TECHNOLOGY

    Liberate's information appliance software platform includes a full range of client and server products, tools and applications. Liberate offers network operators a suite of server solutions tailored to the cable, satellite, telecommunications and ISP markets. Liberate delivers three client products targeted for the needs of information appliance manufacturers in the television and embedded markets. Our tools and pre-configured applications allow network operators and information appliance manufacturers to offer a fully customizable client and server platform.

    The Liberate client and server software platform incorporates proprietary technology that we have developed to address the needs of network operators and information appliance manufacturers. This technology includes:

    - SMALL FOOTPRINT CLIENT TECHNOLOGY. Starting at 700Kb, Liberate offers one of the smallest, most efficient HTML and JavaScript engines available, which allows it to be used in a wide variety of information appliances.

    - PORTABLE CLIENT ARCHITECTURE. We have developed our client software with the flexibility to operate on a wide variety of information appliances. Our client software currently supports processors from, among others, ARM, Hitachi, IBM, Intel, MIPS and Sun Microsystems, and runs on multiple operating systems from, among others, Integrated Systems, Microsoft, Scientific Atlanta and Wind River Systems.

    - INNOVATIVE DISPLAY TECHNOLOGY. Liberate has developed a proprietary display software called IQView. IQView optimizes Internet content for delivery on virtually any display device, without specialized graphics hardware.

    - EXPERTISE IN INTERNET TECHNOLOGY. Liberate has spent over two years developing fundamental expertise in working with Internet browser and server code. This enables Liberate to easily modify and enhance its client software with critical third-party technologies such as Java and Real Audio while maintaining compatibility with Internet standards.

    The following table provides a list of our principal products and a brief description of the features and benefits to our customers of each.

------------------------------

PRODUCT                         FEATURES                                BENEFITS
-----------------------------------------------------------------------------------------------------------------
                                            LIBERATE SERVER PRODUCTS

LIBERATE CONNECT SERVER         Subscriber and application management   Network operators can control subscriber
                                                                        access to applications and services and
                                                                        can access subscriber data for efficient
                                                                        customer support

                                Internet standard security              Network operators can offer subscribers
                                                                        and external e-commerce providers highly
                                                                        secure transactions

                                Open standards integration interfaces   Network operators can seamlessly
                                                                        integrate Liberate servers with existing
                                                                        subscriber management systems

                                Device management tools                 Network operators can distribute software
                                                                        updates automatically and efficiently to
                                                                        all network devices and restore services
                                                                        rapidly in case of client or network
                                                                        failure

                                Highly scalable architecture            Network operators can scale networks to
                                                                        support millions of subscribers by simply
                                                                        installing more servers on the system

LIBERATE MEDIACAST SERVER       Content and application broadcasting    Network operators can utilize existing
                                                                        headend infrastructure to broadcast
                                                                        Internet content and interactive
                                                                        applications

                                Multiple transport stream capability    Network operators can more fully utilize
                                                                        infrastructure assets by transmitting
                                                                        data over different networks

LIBERATE TRANSCODING SERVER     Reduced processing and memory load      Network operators can deliver rich
                                                                        Internet content and applications to a
                                                                        broad range of information appliances

                                Internet content error checking         Network operators can ensure accurate
                                                                        rendering of HTML, image and audio
                                                                        content

LIBERATE SYSTEM MANAGER         Server and applications management      Network operators can manage and monitor
                                                                        all Liberate client and server systems
                                                                        throughout their network from a
                                                                        centralized workstation

                                Web-based interface                     Network operators can manage their
                                                                        complete network from any Internet
                                                                        connected workstation
-----------------------------------------------------------------------------------------------------------------
                                              LIBERATE APPLICATIONS
LIBERATE TV INFO                XML-based architecture receives,        Network operators can combine and deliver
                                integrates and exports multiple TV and  TV program data and Internet data to
                                Internet data sources to multiple       various applications, including
                                clients and applications                interactive program guides, channel bars
                                                                        and pay-per-view applications
LIBERATE TV MAIL                TV-based e-mail application             Network operators can offer customized
                                                                        e-mail services using existing
                                                                        infrastructure
                                Picture and video e-mail                Network operators are able to offer rich
                                                                        multimedia content which enhances the
                                                                        e-mail experience
LIBERATE TV CHAT                Chat application integrated with TV     Network operators can promote subscriber
                                programming                             communities by supplementing existing TV
                                                                        programming with interactive chat
                                                                        capabilities

------------------------------

PRODUCT                         FEATURES                                BENEFITS
-----------------------------------------------------------------------------------------------------------------
                                            LIBERATE CLIENT PRODUCTS
TV NAVIGATOR FOR DTV            Extremely small footprint, 700Kb        Information appliance manufacturers can
                                                                        reduce costs by reducing memory and
                                                                        processing component costs. Software runs
                                                                        on memory-constrained devices, including
                                                                        digital set-top boxes

                                Integrated video and data path          Network operators can use existing
                                                                        broadband video delivery systems to
                                                                        deliver Internet-based interactive
                                                                        television content and applications, such
                                                                        as TV-based browsers and e-mail

                                HTML and JavaScript support             Network operators can deliver standard
                                                                        Internet applications, content and
                                                                        services to their customer base

                                Highly portable                         Information appliance manufacturers can
                                                                        easily add the Liberate software platform
                                                                        to a variety of existing and
                                                                        next-generation information appliances

                                Customizable user interface             Network operators and information
                                                                        appliance manufacturers can brand and
                                                                        control the user interface associated
                                                                        with the service and of applications
                                                                        offered
TV NAVIGATOR FOR ISP            INCLUDES ALL OF THE FEATURES FOR TV
                                NAVIGATOR FOR DTV LISTED ABOVE PLUS
                                THESE FEATURES:
                                Transport independent                   Network operators can deliver services
                                                                        through, among others, standard
                                                                        telephone, cable, ISDN and xDSL lines

                                Broad language localization             Network operators can deliver services to
                                                                        a number of international markets
                                                                        including the Japanese and Chinese
                                                                        markets
ENAVIGATOR                      Small memory requirements               Information appliance manufacturers can
                                                                        add a feature-rich Internet-based
                                                                        communications platform to highly
                                                                        memory-constrained information
                                                                        appliances, such as smart phones and
                                                                        personal digital assistants
                                Rich development environment            Developers can rapidly integrate modular
                                                                        components to develop Internet
                                                                        applications for numerous devices
                                HTML and JavaScript support, rich       Information appliance manufacturers can
                                graphics engines and extensive font     enhance the interactivity of embedded
                                libraries                               systems by utilizing proprietary
                                                                        hardware-independent graphics display
                                                                        capabilities
-----------------------------------------------------------------------------------------------------------------
                                                 LIBERATE TOOLS

LIBERATE CONTENT DEVELOPMENT    Tools and tutorials for creating        Developers can rapidly develop Internet
  KIT                           applications                            content and applications targeted to a
                                                                        television audience

TV NAVIGATOR FOR DTV SET-TOP    Real time emulator running on Windows   Developers can avoid investing in
  EMULATOR                      98                                      expensive prototypes during the design
                                                                        and testing of applications

                                Suite of integrated debugging tools     Developers can debug JavaScript and
                                                                        HTML-based code in an easy-to-use
                                                                        development environment

SERVICES

    Liberate provides a comprehensive set of consulting and engineering services to its customers. The deployment by network operators of Internet-enhanced services and the development by information appliance manufacturers of new products require a high level of customer service and support. We believe that our consulting and engineering services organizations are critical to the successful sale and deployment of our products. We typically charge customers on a time and materials basis for our services.

    CONSULTING SERVICES. Liberate's consulting services organization consists of six full-time employees. This organization provides project management support, which includes service implementation guidance, product customization and product configuration support. To help ensure seamless product deployments, this organization works closely, often on site, with network operators to integrate, install and maintain our software.

    ENGINEERING SERVICES. Liberate's engineering services organization consists of 21 full-time engineers. This organization provides project management and porting assistance to information appliance manufacturers. In addition, this organization provides assistance with custom application development. We typically retain the rights to intellectual property developed by our engineering services organization.

    CUSTOMER SERVICE, SUPPORT AND TRAINING. Liberate's service and support organization consists of 11 full-time employees that provide worldwide support and services. Outside of the United States, we often work with Oracle pursuant to a services agreement to augment our service capability. Liberate runs a worldwide technical training program for customers and developers. Curriculum and training classes are available for most Liberate products. See "Certain Transactions--Transactions with Oracle."

SALES AND MARKETING

    Liberate sells products through its direct sales force and indirectly through Oracle and Wind River Systems. We intend to increase the number of indirect distribution partners. Our sales force, which consists of 28 individuals, is organized into teams consisting of sales representatives and systems engineers. Currently, direct sales professionals are located in North America, Europe and Asia/Pacific. Liberate uses its direct sales force to target the customers that it believes provide the highest potential for service deployment and revenues.

    More specifically, Liberate sells its server products either directly to network operators or to system integrators who then resell to the network operators. Liberate sells its client products directly to information appliance manufacturers or to embedded operating system vendors who resell the client software to information appliance manufacturers. Information appliances containing our software platform are then distributed by the manufacturer to the end user either through a retail channel or through network operators.

    To complement the direct sales and distribution efforts, Liberate utilizes an integrated marketing approach focused on identifying customer needs, defining products and stimulating demand. Liberate participates in trade shows worldwide, arranges speaking engagements for key personnel, sponsors conferences and runs a developers program. An internal creative production group supports the marketing effort by helping to define the next generation of interfaces for Liberate products. Market research is used to test Liberate prototypes and products to help ensure ease-of-use and a high degree of customer satisfaction.

    The graphic shows a box with "Liberate" inside. The box has arrows pointing left to a box with "Embedded OS Vendors" inside and another box with "Info. Appliance Manufacturers" inside. This box has arrows pointing right to a box with "Network Operators" inside and down to a box with "Channel" inside. This box has an arrow pointing down to a box with "End User" inside. The box with "Liberate" also has arrows pointing right to a box with "System Integrators" inside and the box with "Network Operators" inside. This box has an arrow pointing down to the box with "End User" in it.

CUSTOMERS

    Information appliance manufacturers have shipped over 240,000 units that incorporate Liberate software. Liberate software is localized for a number of international markets and languages, including the recent deployment of Japanese language TV Navigator. Over 50% of our current customers are located outside the United States. The following is a partial list of our customers, grouped according to industry, that we believe is representative of our overall customer base:

NETWORK OPERATORS                   INFORMATION APPLIANCE MANUFACTURERS

CABLE AND SATELLITE                 WEB BOXES
Cable and Wireless                  Acer
Pacific Convergence                 Boca Research

HOTEL INTERACTIVE SERVICES          DIGITAL SET-TOP BOXES
Guestlink International             General Instrument
LodgeNet Entertainment              Hughes Network Systems
MagiNet                             Philips Electronics

INTERNET SERVICE PROVIDERS          INTERNET TELEVISIONS
America Online                      NEC
Dream Train Internet
                                    PERSONAL DIGITAL ASSISTANTS
TELECOMMUNICATIONS                  Fujitsu
Belgacom
NTL
NTT
U S WEST

SELECTED CASE STUDIES

    The following case studies illustrate how some of our customers have used Liberate's products.

    NETWORK OPERATORS

    AMERICA ONLINE. With more than 17 million subscribers, America Online is the world's leader in interactive services. America Online has licensed Liberate's TV Navigator and the Liberate Connect ISP Suite in connection with offering Internet-based information appliance services. AOL-TV is part of the AOL Anywhere initiative, which extends interactive services to devices beyond the personal computer. It will combine enhanced television services with America Online's world-class ease-of-use and community, commerce and communication features. America Online has made a major commitment of internal resources to the design and launch of AOL-TV.

    CABLE & WIRELESS PLC. Cable & Wireless, the leading provider of integrated telecommunications and television entertainment services in the United Kingdom, has chosen Liberate's DTV Navigator platform technology for its digital and interactive television services. Cable & Wireless intends to roll out multichannel television in July 1999 and interactive services based on Internet standards in October 1999. Cable & Wireless will distribute Liberate's TV Navigator on set-top boxes manufactured by Pace Micro Technology.

    GUESTLINK. Guestlink is an affiliate of Akai Electric, a leading Japanese consumer electronics manufacturer. Akai is a subsidiary of Semi-Tech (Global) Company. Guestlink brings in-room interactive entertainment, communications and management services to the world's premier hotel properties. The Guestlink system is currently in more than 200,000 rooms in 1,000 hotels in Europe and Asia. Guestlink recently introduced its Guestlink Global system, which incorporates Liberate technology. The new system leverages Liberate's technology to offer fully integrated interactive services to both guests and management, including simple and attractive Internet access and e-mail.

    NTL. NTL is one of the United Kingdom's top three telecommunications companies and supplies integrated cable and telephony service to more than one million homes. NTL has integrated Liberate's technology into its advanced fiber-optic network infrastructure to deliver an easy-to-use interactive service. Liberate's software platform serves as the foundation of this service, enabling NTL's customers to view television and Internet content simultaneously on their television screens. NTL uses Liberate

Connect ISP Suite server software to manage the analog set-top boxes, provide security and administer the network.

    U S WEST. U S WEST provides a full range of telecommunications services including wireline, wireless PCS and data networking services to more than 25 million customers. U S WEST is utilizing its advanced network and Liberate's software to offer a service that will merge television, the Internet and telephony features. The U S WEST television service allows subscribers to watch television programs, surf the web and make telephone calls, all through a television set-top box equipped with a speakerphone. TV Navigator for ISP and Liberate Connect Server furnish a complete platform, which further affords U S WEST the flexibility to brand its television service and provide network access via both dial-up and xDSL connections.

    INFORMATION APPLIANCE MANUFACTURERS

    ACER. Acer is one of the world's largest computer manufacturers and has leveraged that experience into the information appliance marketplace with TV Navigator software. Acer has already obtained several design wins with network operators and has shipped more than 50,000 units of its CyberTV product, which incorporates TV Navigator as the software platform. CyberTV customers include Belgacom and NTL.

    FUJITSU. Fujitsu is one of the world's largest suppliers of computers and information systems solutions, telecommunications and semiconductor products, software and services. Fujitsu is the first hardware manufacturer to offer the eNavigator product embedded within a consumer electronic device. Fujitsu is using the eNavigator product running on top of the Wind River Systems operating system to incorporate Internet connectivity and functionality into its INTERTop personal digital assistant. With eNavigator technology, Fujitsu's INTERTop now features e-mail and Web browsing and is currently available in retail outlets in Japan. Fujitsu has shipped over 16,000 of these units.

    GENERAL INSTRUMENT. General Instrument is a leading worldwide provider of integrated and interactive broadband access solutions, teaming with its business partners to lead the convergence of the Internet, telecommunications and video entertainment industries. General Instrument and Liberate have entered into a multiyear joint development effort to produce integrated software on General Instrument's DCT line of digital cable set-top boxes including the DCT-5000.

    PHILIPS ELECTRONICS. Philips is the largest consumer electronics maker in Europe, and the third largest in the world. The company markets under the names Philips, Marantz and Magnavox. It is a major supplier of communications infrastructure equipment and semiconductors for consumer electronics. Philips is licensing both TV Navigator for ISP and TV Navigator for DTV for worldwide usage. The first customer for the Philips television set-top box will be America Online.

COMPETITION

    Competition in the information appliance software market is intense. Our principal competitors on the client software side include Microsoft, OpenTV and Spyglass. On the server side, our primary competitor is Microsoft. We also expect additional competition from other established and emerging companies. We expect competition to persist and intensify as the information appliance market develops and competitors focus on additional product and service offerings. We believe that the principal competitive factors in our industry are the quality and breadth of product and service offerings, the ease and speed with which a product can be integrated into network operators' existing internal systems and deployed to network operators' customers, whether the software platform operates efficiently with numerous information appliances, financial resources, price, time-to-market and the effectiveness of sales and marketing efforts. We believe that we presently compete favorably with our competitors in these areas. However, the market for information appliances is evolving and we cannot be certain that we will compete successfully in the future. See "Risk Factors--Competition from Bigger, Better Capitalized Competitors Could Result in Price Reductions, Reduced Gross Margins and Loss of Market Share."

INTELLECTUAL PROPERTY

    Liberate seeks to protect its proprietary rights and its other intellectual property through a combination of copyrights, trademarks, patents and trade secret protection, as well as through contractual protections such as proprietary information agreements and nondisclosure agreements. However, we cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our proprietary information, and we may not be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. See "Risk Factors--Our Limited Ability to Protect Our Intellectual Property and Proprietary Rights May Harm Our Competitiveness."

EMPLOYEES

    As of April 30, 1999, we had 227 employees, including 120 in engineering, 50 in sales and marketing, 38 in services and 19 in administration. None of our employees is represented by a collective bargaining agreement. We have never experienced a work stoppage, and we consider our relations with our employees to be good.

    Our future operating results depend in significant part on the continued service of our key technical, sales and senior management personnel, none of whom, except Mitchell E. Kertzman, are party to an employment agreement. Our future success also depends on our continuing ability to attract and retain highly qualified technical, sales and senior management personnel. Competition for these personnel is intense, and we may not be able to retain our key technical, sales and senior management personnel or attract these personnel in the future. We have experienced difficulty in recruiting qualified technical, sales and senior management personnel, and we expect to experience these difficulties in the future. If we are unable to hire and retain qualified personnel in the future, our business could be seriously harmed.

FACILITIES

    Liberate leases approximately 48,000 square feet of office space for our headquarters in Redwood Shores, California, approximately 5,000 square feet of office space in Salt Lake City, Utah, two offices in a business center in Bellevue, Washington and an office suite in Placerville, California. In addition, Liberate leases approximately 1,100 square feet in London for its United Kingdom sales office. Liberate also leases approximately 45,000 square feet in Sunnyvale, California, which it subleases.

    In April 1999, we entered into a 10-year lease for approximately 78,000 square feet of office space in San Carlos, California. We intend to relocate our headquarters to this facility in the second quarter of fiscal 2000.

LITIGATION

    In December 1998, one of our former employees filed an action in the California Superior Court for the county of San Mateo against us for, among other things, unpaid commissions of approximately $1,482,000, constructive employment termination, intentional misrepresentation and negligent misrepresentation. We believe that we have strong defenses against this lawsuit. Accordingly, we intend to vigorously defend this action. However, we might not prevail in this litigation, as litigation is inherently uncertain. A failure to prevail in this litigation could result in our paying substantial monetary damages, which would seriously harm our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors and other key employees of Liberate, and their ages as of April 30, 1999, are as follows:

NAME                                            AGE      POSITION
------------------------------------------      ---      ---------------------------------------------------------------
Mitchell E. Kertzman......................      50       President, Chief Executive Officer and Director
Nancy J. Hilker...........................      41       Vice President and Chief Financial Officer
David A. Limp.............................      33       Senior Vice President of Corporate Development
Charles G. Tritschler.....................      33       Vice President of Marketing
Philip A. Vachon..........................      42       Senior Vice President of Worldwide Sales
Steven Weinstein..........................      44       Senior Vice President of Product Development
Gordon T. Yamate..........................      44       Vice President, General Counsel and Secretary
David J. Roux (1)(2)......................      42       Chairman of the Board of Directors
James L. Barksdale........................      56       Director
Charles Corfield..........................      40       Director
Lawrence J. Ellison.......................      54       Director
Jeffrey O. Henley (1)(2)..................      54       Director

------------------------

(1) Member of finance and audit committee.

(2) Member of compensation committee.

--------------------------------------------------------------------------------

    MITCHELL E. KERTZMAN has been President, Chief Executive Officer and a director of Liberate since November 1998. Prior to joining Liberate, Mr. Kertzman was Chairman of the board of directors of Sybase, a database company, from February 1995 until he joined Liberate. Between February 1998 and August 1998, he also served as Co-Chief Executive Officer of Sybase. From July 1996 until February 1997 Mr. Kertzman served as Chief Executive Officer of Sybase and from July 1996 until July 1997 he also served as President of Sybase. Between February 1995 and July 1996 he served as an Executive Vice President of Sybase. In February 1995, Sybase merged with Powersoft Corporation, a provider of application development tools. Mr. Kertzman had served as Chief Executive Officer and a director of Powersoft since he founded it in 1974. He also served as President of Powersoft from April 1974 to June 1992. Mr. Kertzman also serves as a director of CNET.

    NANCY J. HILKER has been Vice President and Chief Financial Officer of Liberate since its merger with Navio in August 1997. Prior to the merger, she had served as Vice President and Secretary of Navio since July 1996. Prior to joining Navio, Ms. Hilker served in various capacities at IntelliCorp, a software company, from June 1991 to July 1996, most recently as Chief Financial Officer and Secretary. From October 1979 to June 1991, Ms. Hilker held various positions at Deloitte & Touche, an accounting firm, as a manufacturing and high technology specialist in the emerging business services group. Ms. Hilker is a Certified Public Accountant.

    DAVID A. LIMP has been Senior Vice President of Corporate Development since January 1999. Mr. Limp was our Vice President of Marketing from August 1997 to January 1999. From December 1996 to August 1997, Mr. Limp was Vice President of Marketing of Navio. Prior to joining Navio, Mr. Limp served in various capacities at Apple Computer from July 1987 to November 1996, most recently as director of its North and South American PowerBook division.

    CHARLES G. TRISCHLER has been Vice President of Marketing since January 1999. Mr. Trischler was our Director of Product Marketing from August 1997 to January 1999. From April 1997 to August 1997, Mr. Trischler was Director of Product Marketing of Navio. Prior to joining Navio, Mr. Trischler served in various capacities at Apple Computer from July 1988 to April 1997, most recently as Product Line Manager.

    PHILIP A. VACHON has been Senior Vice President of Worldwide Sales since January 1999. Before that he served as our Senior Vice President of Americas Sales from June 1997 to January 1999. Prior to joining Liberate, Mr. Vachon served in various capacities at Oracle, from March 1987 to June 1997, most recently as Vice President of Alliances. Prior to joining Oracle, Mr. Vachon worked at Applied Data Research, a database software company, from February 1984 to December 1986 in various sales and technical positions.

    STEVEN WEINSTEIN has been Senior Vice President of Product Development since March, 1999. From August 1997 to March 1999, Mr. Weinstein was our Vice President of Product Development. From September 1996 to August 1997, Mr. Weinstein was Vice President of Product Development of Navio. Prior to joining Navio, Mr. Weinstein was the General Manager and Vice President of Production at Spectrum HoloByte/MicroProse, a computer game manufacturer, from July 1992 to September 1996. Prior to that, Mr. Weinstein served as Vice President of Software Engineering at Electronics for Imaging, a hardware and software company, from August 1991 to August 1992.

    GORDON T. YAMATE has been Vice President and General Counsel since March 1999. Prior to joining Liberate, Mr. Yamate was associated with the law firm of McCutchen, Doyle, Brown & Enersen, LLP since September 1983, and had been a partner since June 1988.

    DAVID J. ROUX has been a director of Liberate since May 1996 and Chairman of the Board of Directors since October 1998. He previously served as our Chairman from October 1996 to September 1997. From February 1998 to November 1998, he served as the Chief Executive Officer and President of Liberate. Mr. Roux is currently a partner of Silver Lake Partners, a private equity firm. Mr. Roux held various management positions with Oracle from September 1994 until December 1998, most recently as Executive Vice President of Corporate Development. Before joining Oracle, Mr. Roux served as Senior Vice President, Marketing and Business Development at Central Point Software from April 1992 to July 1994. From October 1987 to April 1992, Mr. Roux served in various capacities at Lotus, a software company, most recently as Senior Vice President of the Portable Computing Group. Before joining Lotus, Mr. Roux co-founded and served as the Chief Executive Officer of Datext, a CD ROM publishing company, from June 1984 to October 1987.

    JAMES L. BARKSDALE has been a director of Liberate since August 1997, when Liberate acquired Navio. Mr. Barksdale served as a Director of Navio from July 1996 until the merger with Liberate. Mr. Barksdale is currently a partner at The Barksdale Group. Mr. Barksdale served at Netscape from January 1995 to March 1999 as President and Chief Executive Officer. From January 1992 to January 1995, Mr. Barksdale served as President and Chief Operating Officer, and, as of September 1994, Chief Executive Officer, of AT&T Wireless Services, formerly, McCaw Cellular Communications, a cellular telecommunications company. From April 1983 to January 1992, Mr. Barksdale served as Executive Vice President and Chief Operating Officer of Federal Express. Mr. Barksdale also serves as a director of 3Com, America Online and Robert Mondavi.

    CHARLES CORFIELD has been a director of Liberate since December 1998. Mr. Corfield has been a partner at both Whitman Capital and Mercury Capital, venture capital firms since 1996. Mr. Corfield co-founded Frame Technology, a software company, in 1986 and served as a member of its board of directors and as its Chief Technology Officer until it was acquired by Adobe Systems in 1995.

    LAWRENCE J. ELLISON has been a director of Liberate since August 1997. Mr. Ellison previously served as Liberate's Chairman from September 1997 to October 1998. Mr. Ellison has been Chief Executive Officer and a director of Oracle since he co-founded it in May 1977, and was President of Oracle until June 1996. Mr. Ellison has been Chairman of the Board of Oracle since June 1995 and was Chairman of the Board of Oracle from April 1990 until September 1992. Mr. Ellison also serves as a director of Apple Computer, SuperGen and Spring Group.

    JEFFREY O. HENLEY has been a director of Liberate since May 1996. Mr. Henley has been Executive Vice President and Chief Financial Officer of Oracle since March 1991 and has been a director of Oracle since June 1995. Prior to joining Oracle, he served as Executive Vice President and Chief Financial Officer of Pacific Holding Company, a privately-held company with diversified interests in manufacturing and real estate, from August 1986 to February 1991.

BOARD OF DIRECTORS

    Liberate currently has authorized seven directors. The officers serve at the discretion of the Board. There are no family relationships among the directors and officers of Liberate.

BOARD COMMITTEES

    The finance and audit committee consists of Messrs. Henley and Roux. The finance and audit committee makes recommendations to the board of directors regarding the selection of independent accountants, reviews the results and scope of audit and other services provided by our independent accountants and reviews and evaluates our audit and control functions. The compensation committee consists of Messrs. Henley and Roux. The compensation committee administers our stock plans and makes decisions concerning salaries and incentive compensation for our employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of the members of the compensation committee is currently an officer or employee of Liberate. Mr. Henley has not, at any time since the formation of Liberate, been an officer or employee of Liberate. Although Mr. Roux was formerly an officer of Liberate, he has not served as an officer or employee of Liberate at any time while serving on our compensation committee. Except for Mr. Henley, no member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

    We do not currently provide our directors with cash compensation for their services as members of the board of directors, although members are reimbursed for some expenses in connection with attendance at board and committee meetings. On December 11, 1998, we granted Messrs. Barksdale and Corfield each an option to purchase 41,666 shares of our common stock at an exercise price of $5.10 per share. At each annual stockholders' meeting, non-employee directors will receive automatic option grants under our 1999 Equity Incentive Plan. See "Employee Stock Plans--1999 Equity Incentive Plan."

INDEMNIFICATION

    In May 1999, the board of directors authorized Liberate to enter into indemnification agreements with each of our directors and executive officers. The form of indemnity agreement provides that we will indemnify against any and all expenses of the director or executive officer who incurred such expenses because of his or her status as a director or executive officer, to the fullest extent permitted by Delaware law, our certificate of incorporation and our bylaws.

    Our certificate of incorporation and bylaws contain certain provisions relating to the limitation of liability and indemnification of directors and officers. The certificate of incorporation provides that our directors shall not be personally liable to Liberate or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability

    - For any breach of the director's duty of loyalty to Liberate or our stockholders;

    - For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - In respect of certain unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

    - For any transaction from which the director derives any improper personal benefit.

    The certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by Delaware Law. The foregoing provisions of the certificate of incorporation are not intended to limit the liability of directors or officers for any violation of applicable federal securities laws. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that

    - We are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware law;

    - We may, in our discretion, indemnify other officers, employees and agents as provided by Delaware Law;

    - To the fullest extent permitted by Delaware law, we are required to advance all expenses incurred by our directors and executive officers in connection with a legal proceeding (subject to certain exceptions);

    - The rights conferred in the bylaws are not exclusive;

    - We are authorized to enter into indemnification agreements with our directors, officers, employees and agents; and

    - We may not retroactively amend the bylaws provisions relating to indemnity.

    Our bylaws provide that we shall indemnify our directors to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

EXECUTIVE COMPENSATION

    The following table sets forth information regarding compensation for the fiscal year ended May 31, 1998 that we paid for services rendered by our current Chief Executive Officer, our four other executive officers who earned more than $100,000 during the fiscal year ended May 31, 1998, and several former executive officers, collectively referred to as the "Named Executive Officers."

                           SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM COMPENSATION
                                                                         ----------------------
                                                                                 AWARDS
                                              ANNUAL COMPENSATION        ----------------------
                                          ----------------------------         SECURITIES            ALL OTHER
                                           SALARY ($)        BONUS ($)   UNDERLYING OPTIONS (#)   COMPENSATION ($)
                                          -------------      ---------   ----------------------   ----------------
Mitchell E. Kertzman(1).................             --            --                --                    --
President and Chief Executive Officer

Nancy J. Hilker.........................   $    124,167       $29,375            25,000                    --
Vice President and Chief Financial
  Officer

David A. Limp...........................        128,109        19,375            50,000                    --
Senior Vice President of Corporate
  Development

Philip A. Vachon........................        516,071(2)         --            58,333                    --
Senior Vice President of Worldwide Sales

Steven Weinstein........................        142,019        19,375            25,000                    --
Senior Vice President of Product
  Development

David J. Roux(3)........................        141,665            --                --               $ 1,869
Former Chief Executive Officer

Jerry W. Baker..........................        211,433            --                --               180,000(5)
Former Chief Executive Officer

Wei Yen.................................        266,866            --                --               685,530(6)
Former President

------------------------

(1) Mr. Kertzman became our President and Chief Executive Officer on November 16, 1998. His current annual salary is $300,000. We granted him an option to purchase 1,666,666 shares of our common stock on November 16, 1998.

(2) Includes $57,633 that was paid by Oracle on behalf of Liberate for Mr. Vachon's services rendered to Liberate. Also includes $385,612 in commissions earned for the fiscal year ended May 31, 1998.

(3) Mr. Roux was our Chief Executive Officer from February 1998 to November 1998, and all compensation in this table represents payments made by Oracle to Mr. Roux for this period for his services as an officer of Oracle and Liberate. We granted Mr. Roux, the Chairman of our board of directors an option to purchase 833,333 shares of our common stock on October 15, 1998.

(4) Represents matching contributions.

(5) Consists entirely of severance payments made to Mr. Baker upon his resignation from Liberate.

(6) Consists of $108,807 in severance payments made to Dr. Yen, and $576,723 in loan and interest forgiveness, all in connection with Dr. Yen's resignation from Liberate.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth each grant of stock options during the fiscal year ended May 31, 1998, to each of the Named Executive Officers. No stock appreciation rights were granted during this period.

    The exercise price of each option was equal to the fair market value of our common stock as valued by the board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. We may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise. The fair market value of our common stock was estimated by the board of directors on the basis of the purchase price paid by investors for shares of our preferred stock (taking into account the liquidation preferences and other rights, privileges and preferences associated with the preferred stock) and an evaluation by the board of our revenues, operating history and prospects.

    The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the estimated fair market value on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. The initial public offering price may be higher than the estimated fair market value on the date of grant, and the potential realizable value of the option grants could be significantly higher than the numbers shown in the table if future stock prices were projected to the end of the option term by applying the same annual rates of stock price appreciation to the initial public offering price.

    The shares listed in the following table under "Number of Securities Underlying Options Granted" are subject to vesting. Upon completion of 12 months of service from the vesting start date, 25% of the option shares vest and the balance vest in a series of equal monthly installments over the next three years of service. Each of the options has a ten-year term, subject to earlier termination if the optionee's service with us ceases.

    Percentages shown under "Percent of Total Options Granted to Employees in the Last Fiscal Year" are based on an aggregate of 1,315,962 options granted to employees of Liberate under its 1996 Stock Option Plan during the fiscal year ended May 31, 1998.

                                                        INDIVIDUAL GRANTS                           POTENTIAL REALIZABLE
                                -----------------------------------------------------------------     VALUE AT ASSUMED
                                  NUMBER OF                                                        ANNUAL RATES OF STOCK
                                  SECURITIES       PERCENT OF TOTAL                                PRICE APPRECIATION FOR
                                  UNDERLYING      OPTIONS GRANTED TO      EXERCISE                      OPTION TERM
                                   OPTIONS       EMPLOYEES IN THE LAST      PRICE     EXPIRATION   ----------------------
NAME                               GRANTED            FISCAL YEAR         ($/SHARE)      DATE          5%         10%
------------------------------  --------------  -----------------------  -----------  -----------  ----------  ----------
Mitchell E. Kertzman(1).......            --                  --                 --           --           --          --
Nancy J. Hilker...............        25,000                 1.9%         $    3.90     02/06/08   $   61,317  $  155,390
David A. Limp.................        50,000                 3.8               3.90     02/06/08      122,634     310,780
Philip A. Vachon..............        41,666                 3.2               2.16     07/09/07       56,601     143,437
                                      16,666                 1.3               3.90     02/06/08       40,878     103,593
Steven Weinstein..............        25,000                 1.9               3.90     02/06/08       61,317     155,390
David J. Roux(2)..............            --                  --                 --           --           --          --
Jerry W. Baker................            --                  --                 --           --           --          --
Wei Yen.......................            --                  --                 --           --           --          --

------------------------

(1) We granted Mr. Kertzman an option to purchase 1,666,666 shares of our common stock on November 16, 1998 at an exercise price of $5.10 per share.

(2) We granted Mr. Roux an option to purchase 833,333 shares of our common stock on October 15, 1998 at an exercise price of $5.10 per share.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
  VALUES

    The following table sets forth options exercised by each of the Named Executive Officers during the fiscal year ended May 31, 1998, and the number and value of securities underlying unexercised options that are held by the Named Executive Officers as of May 31, 1998.

    Amounts shown under the column "Value Realized" are equal to the fair market value of the purchased shares on the option exercise date, less the exercise price paid for such shares.

    Amounts shown under the column "Value of Unexercised In-the-Money Options at Fiscal Year End" are based on the fair market value of our common stock at May 31, 1998 as determined by our board of directors, $4.50 per share, less the exercise price payable for such shares. The fair market value of our common stock at May 31, 1998 was estimated by the board of directors on the basis of the purchase price paid by investors for shares of our preferred stock, taking into account the liquidation preferences and other rights, privileges and preferences associated with the preferred stock, and an evaluation by the board of our revenues, operating history and prospects. The initial public offering price is higher than the estimated fair market value on May 31, 1998, and the value of unexercised options would be higher than the numbers shown in the table if the value were calculated by subtracting the exercise price from the initial public offering price.

                                                            NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                           UNDERLYING UNEXERCISED      IN-THE-MONEY OPTIONS AT
                                 SHARES                  OPTIONS AT FISCAL YEAR END        FISCAL YEAR END
                               ACQUIRED ON    VALUE     ----------------------------  --------------------------
NAME                            EXERCISE     REALIZED   EXERCISEABLE UNEXERCISEABLE   EXERCISEABLE UNEXERCISEABLE
-----------------------------  -----------  ----------  -----------  ---------------  -----------  -------------
Mitchell E. Kertzman.........          --           --          --             --             --             --
Nancy J. Hilker..............      24,866   $  157,714      62,784         25,000             --    $    15,000
                                    9,324       46,835          --             --             --             --
David A. Limp................      20,833      132,141      68,681         50,000        284,339         30,000
Philip A. Vachon.............          --           --          --         58,332             --        107,498
Steven Weinstein.............      27,972      177,429     102,569         25,000        350,786         15,000
                                   18,648       93,669          --             --             --             --
David J. Roux................          --           --          --             --             --             --
Jerry W. Baker...............          --           --          --             --             --             --
Wei Yen......................          --           --          --             --             --             --

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

    We entered into an employment agreement, dated October 12, 1998, with Mitchell E. Kertzman, our President and Chief Executive Officer. Mr. Kertzman's annual salary is $300,000 and he is eligible for an annual bonus of up to $200,000. His bonus for the first year of employment is guaranteed to be $200,000. We granted him an option to purchase 1,666,666 shares of our common stock. Upon his completion of 12 months of service, 25% of the option shares will vest and the balance of the option shares will vest in a series of equal monthly installments upon his completion of each of the next 36 months. If we experience a change in control, 50% of any unvested option shares will become vested upon the effective date of the change in control.

    We entered into a settlement agreement in March 1998, with Jerry W. Baker, our former Chief Executive Officer. Under this agreement, we paid Mr. Baker a severance amount of $180,000, which represented six months of his base salary. In addition, Mr. Baker agreed to release all claims against us.

    We entered into an employment agreement, dated October 17, 1997 and amended February 27, 1998, with Wei Yen, our former President. The amendment provided for the resignation of Dr. Yen from Liberate. The amendment terminated our right of repurchase as to his shares of our Series C preferred stock. In addition, Dr. Yen received a severance payment equal to $820,000, payable in 24 equal monthly installments, beginning on February 27, 1998, and the forgiveness of indebtedness plus interest amounting to $576,723. In addition, Dr. Yen agreed to release all claims that he may have against us.

EMPLOYEE STOCK PLANS

    1999 EQUITY INCENTIVE PLAN

    SHARE RESERVE. Our board of directors adopted our 1999 Equity Incentive Plan on May 17, 1999. Our stockholders also approved this plan. We have reserved that number of shares of our common stock equal to the number of shares then available for grant of stock options under our 1996 stock option plan at the time of this offering of its capital stock, for issuance under the 1999 Equity Incentive Plan. On June 1 of each year, starting with the Year 2000, the number of shares in the reserve will automatically increase by 5% of the total number of shares of common stock that are outstanding at that time or, if less, by 3,000,000 shares. In general, if options or shares awarded under the 1999 Equity Incentive Plan are forfeited, then those options or shares will again become available for awards. We have not yet granted any options under the 1999 Equity Incentive Plan.

    ADMINISTRATION. The compensation committee of our board of directors administers the 1999 Equity Incentive Plan. The committee has complete discretion to make all decisions relating to the interpretation and operation of our 1999 Equity Incentive Plan. The committee has discretion to determine who will receive an award, what type of award it will be, how many shares will be covered by the award, what the vesting requirements will be, if any, and what the other features and conditions of each award will be. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

    ELIGIBILITY. The following groups of individuals are eligible to participate in the 1999 Equity Incentive Plan:

    - Employees;

    - Members of our board of directors who are not employees; and

    - Consultants.

    TYPES OF AWARDS. The 1999 Equity Incentive Plan provides for the following types of awards:

    - Options to purchase shares of our common stock;

    - Stock appreciation rights;

    - Restricted shares of our common stock; and

    - Stock units, sometimes called phantom shares.

    OPTIONS AND STOCK APPRECIATION RIGHTS. Options may be incentive stock options or nonstatutory stock options. An optionee who exercises an incentive stock option may qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986. On the other hand, nonstatutory stock options do not qualify for such favorable tax treatment. The exercise price for all incentive stock options and nonstatutory stock options granted under the 1999 Equity Incentive Plan may not be less than 100% and 85%, respectively, of the fair market value of our common stock on the option grant date. At the discretion of the committee, optionees may pay the exercise price by using:

    - Cash;

    - Shares of common stock that the optionee already owns;

    - A full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

    - An immediate sale of the option shares through a broker designated by us;
      or

    - A loan from a broker designated by us, secured by the option shares.

    Options and stock appreciation rights vest at the time or times determined by the compensation committee. In most cases, our options vest over the four-year period following the date of grant. Options and stock appreciation rights generally expire 10 years after they are granted, except that they generally expire earlier if the optionee's service terminates earlier. The 1999 Equity Incentive Plan provides that no participant may receive options or stock appreciation rights covering more than 750,000 shares in the same year, except that a newly hired employee may receive options or stock appreciation rights covering up to 1,500,000 shares in the first year of employment.

    RESTRICTED SHARES. Restricted shares may be awarded under the 1999 Equity Incentive Plan in return for:

    - Cash;

    - A full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

    - Services already provided to us; and

    - In the case of treasury shares only, services to be provided to us in the future.

    Restricted shares and stock units vest at the time or times determined by the compensation committee.

    AUTOMATIC OPTION GRANTS. The non-employee members of our board of directors will be eligible for option grants under the automatic option grant program. At the time of each of our annual stockholders' meetings, beginning in 2000, each non-employee director who will continue to serve as a board member following the meeting will automatically be granted a fully vested option for 5,000 shares of our common stock. The exercise price of each option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, an immediate sale of the option shares through a broker designated by us or a loan from a broker designated by us, secured by the option shares. The options have a 10-year term, except that they expire 12 months after a director leaves the board, if earlier.

    CHANGE IN CONTROL. If a change in control of Liberate occurs, the board or the compensation committee has discretion to accelerate vesting of options and other awards. A change in control includes:

    - A merger of Liberate after which our own stockholders own 50% or less of the surviving corporation (or its parent company) and a stockholder who did not own any shares of Liberate immediately before the change in control owns 50% or more of Liberate after the change in control;

    - A sale of all or substantially all of our assets;

    - A proxy contest that results in the replacement of more than one-half of our directors over a 24-month period; or

    - An acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to Liberate, such as a holding company owned by our stockholders.

    However, Oracle's disposition of its securities, such that it holds less than 50% of Liberate, and/or its later increase in ownership to at least 50% of Liberate, will not in itself be deemed a change in control.

    AMENDMENTS OR TERMINATION. Our board may amend or terminate the 1999 Equity Incentive Plan at any time. If our board amends the plan, stockholder approval will only be sought if required by an applicable law. The 1999 Equity Incentive Plan will continue in effect indefinitely unless the board decides to terminate the plan.

1999 EMPLOYEE STOCK PURCHASE PLAN

    SHARE RESERVE AND ADMINISTRATION. Our board of directors adopted our 1999 Employee Stock Purchase Plan on May 17, 1999. Our stockholders will also approve this plan. Our 1999 Employee Stock Purchase Plan is intended to qualify under
Section 423 of the Internal Revenue Code. We have reserved 833,333 shares of our common stock for issuance under the plan. On June 1 of each year, starting in 2000, the number of shares in the reserve will automatically increase by 2% of the total number of shares of common stock then outstanding or, if less, 833,333 shares. The compensation committee of our board of directors will administer the plan.

    ELIGIBILITY. All of our employees are eligible to participate, if they are employed by us for more than 20 hours per week and for more than five months per year. Eligible employees may begin participating in the 1999 Employee Stock Purchase Plan at the start of any offering period. Each offering period lasts six months. Overlapping offering periods start on April 1 and October 1 of each year. However, the first offering period will start on the effective date of this offering and end on March 31, 2000.

    AMOUNT OF CONTRIBUTIONS. Our 1999 Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of the employee's cash compensation. Purchases of our common stock will occur on March 31 and September 30 of each year. Each participant may purchase up to 750 shares on any purchase date (1,500 shares per year). But the value of the shares purchased in any calendar year, measured as of the beginning of the offering period, may not exceed $25,000.

    PURCHASE PRICE. The price of each share of common stock purchased under our 1999 Employee Stock Purchase Plan will be 85% of the lower of:

    - The fair market value per share of common stock on the date immediately before the first day of the applicable offering period; or

    - The fair market value per share of common stock on the purchase date.

    In the case of the first offering period, the price per share under the plan will be 85% of the lower of:

    - The price per share to the public in this offering; or

    - The fair market value per share of common stock on the purchase date.

    OTHER PROVISIONS. Employees may end their participation in the 1999 Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with Liberate. If a change in control of Liberate occurs, our 1999 Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless the plan is assumed by the surviving corporation or its parent. Our board of directors may amend or terminate the 1999 Employee Stock Purchase Plan at any time. If our board increases the number of shares of common stock reserved for issuance under the plan, except for the automatic increases described above, it must seek the approval of our stockholders.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH ORACLE

    From our inception until our acquisition of Navio Communications in August 1997, we were a wholly-owned subsidiary of Oracle. Following the Navio acquisition, Oracle remained our majority stockholder. After the offering,
Oracle will beneficially own approximately    % of our outstanding stock, and
will continue to exercise significant influence over the election of our directors and other corporate matters. In addition, two of our directors, Messrs. Ellison and Henley, are executive officers and directors of Oracle. We have entered into numerous transactions and arrangements with Oracle, including the following:

    FINANCINGS, LOANS AND INTER-COMPANY ARRANGEMENTS

    In May 1996, we sold 16 shares of our common stock to Oracle and in October 1996, we sold 14,166,650 shares of our Series A preferred stock to Oracle. In exchange, we received an inter-company transfer of approximately $10.0 million and all of the tangible assets and some of the intangible assets of Oracle's network computer division, including the right to hire the employees of the division, intellectual property rights associated with the division and contractual relationships with suppliers, customers and contractors of the division. The aggregate value of the transfer, including cash, was estimated by our board of directors to be approximately $85 million.

    In May 1996, Oracle forgave an inter-company payable balance of approximately $5 million.

    In July 1997, we entered into a convertible note purchase agreement with Oracle. Pursuant to this agreement, Oracle agreed to provide up to $10.0 million to us for general working capital purposes, as needed, in the form of convertible notes, and up to $19.2 million to fund our obligations under the put/ call and voting agreement, as discussed below. The convertible notes bear annual interest at 8% and are convertible, at Oracle's option, into shares of our stock. As of April 30, 1999, we had borrowed approximately $10.0 million under this arrangement and Oracle has converted $5.0 million of the indebtedness into 757,575 shares of our Series A-1 preferred stock. In May 1999, we repaid the outstanding portion of the indebtedness, totalling approximately $5.0 million. We do not currently intend to borrow additional funds under this arrangement.

    In November 1996, Oracle transferred the assets, liabilities and personnel of a corporate division to us. At the time of this assignment, the assets and liabilities had a net book value of approximately $79,000. In July 1997, we transferred the assets, liabilities and personnel of this corporate division back to Oracle. At the time of this transfer, the assets and liabilities had a net book value of approximately $90,000.

    From our inception until August 1997, Oracle funded our operations through an inter-company payable account. In connection with our acquisition of Navio in August 1997, Oracle converted approximately $18 million of outstanding inter-company payables into 2,727,272 shares of our Series A-1 preferred stock. From inception until June 1, 1998, from time to time in the ordinary course of business, we and Oracle entered into inter-company transactions. As of February 28, 1999, we had approximately $380,000 of inter-company payables outstanding. Additionally, in fiscal 1998, Oracle contributed capital of approximately $8.0 million to us.

    In August 1997, we entered into a tax allocation and indemnity agreement with Oracle. This agreement provides for our consolidation into Oracle's tax group for income tax payment purposes. Under the agreement, our tax liability is computed as if we had filed a separate return for amounts due in certain state and local jurisdictions. As a member of Oracle's tax group, we are allocated our share of the aggregate tax liability of the group. The agreement provides that Oracle will indemnify us for penalties or other damages attributed to the failure of Oracle to make timely filings or to make timely or full payments, provided that we pay our allocated share and provide necessary information on a timely basis. Under the agreement, Oracle owes us approximately $787,000 for use of tax losses related to fiscal 1998.

    In August 1997, in connection with our acquisition of Navio, we entered into a put/call and voting agreement with Oracle and these former Navio stockholders, including Netscape. Among other things, this agreement granted these former Navio stockholders the right, for a period of 60 days following the closing of the acquisition, to compel Oracle to purchase up to 50% of the shares received by them in the acquisition or 50% of the shares issuable under stock options assumed by us in the acquisition. As a result of the exercise of these put rights, Oracle purchased a total of 1,835,569 shares of our Series C preferred stock. Oracle subsequently converted these shares into shares of our Series C-1 preferred stock.

    In May 1999, Wei Yen, our former president, sold 757,575 shares of our Series C preferred stock to Oracle for $6.60 per share, or an aggregate of approximately $5.0 million. Immediately after purchasing these shares from Dr. Yen, Oracle sold the shares to General Instrument for $6.60 per share, or an aggregate of approximately $5.0 million, pursuant to a purchase agreement among us, Oracle and General Instrument.

    SERVICE ARRANGEMENTS

    From our inception until September 1997, Oracle performed various tax, treasury, risk management, employee benefits, legal, accounting and other general corporate services for us. The costs of these services were allocated to us, and had a value of approximately $1.3 million. We ceased obtaining these services from Oracle in September 1997.

    In December 1997, Oracle provided services to us in connection with development of our products. We paid Oracle approximately $62,000 for services provided pursuant to this arrangement.

    Since December 1997, we have paid Oracle approximately $176,000 for services provided to us by a salesperson in Taiwan.

    From November 1997 to March 1998, we paid Oracle approximately $127,000 for services provided to us by two members of the Oracle North American sales force.

    In March 1998, we entered into a services agreement with Oracle. Under this agreement, Oracle provides professional services to some of our customers. To date, we have made payments to Oracle amounting to approximately $96,000 under this agreement.

    In connection with the services agreement discussed in the previous paragraph, we entered into a time and materials agreement with Oracle. The agreement provides for Oracle to assist us with management and testing in connection with the deployment of our products to Cable & Wireless, one of our customers. The agreement provides for us to pay for services on a time and materials basis. We have incurred expenses totalling approximately $236,000 for services provided under the agreement.

    In August 1998, we entered into a technical support services agreement with Oracle and amended this agreement in January 1999. Pursuant to this agreement, we and Oracle provide each other worldwide technical support services. We have made no payments to Oracle under the agreement, and have received $42,000 from Oracle for services rendered pursuant to the agreement.

    In April 1998, we paid Oracle approximately $133,000 for services performed by Oracle to localize our products for the Japanese market.

    In a joint representation and defense agreement, we agreed with Oracle to jointly defend ourselves in a trademark infringement and unfair competition lawsuit brought by Network Computers against Oracle and us. In April 1998, our motion for summary judgment was granted and the case was dismissed. We paid Oracle approximately $105,000 for legal services in connection with our defense.

    TECHNOLOGY AGREEMENTS

    In September 1998, we entered into a technology license agreement with Oracle. Pursuant to the agreement, Oracle may promote, market and distribute sublicenses of our products through its worldwide distribution channels for a period of three years. We have been paid license fees totalling approximately $325,000 under the agreement.

    For the nine months ended February 28, 1999, we accrued $300,000 for commissions due to Oracle Japan in conjunction with a sale of our software to Fujitsu.

    We have an agreement with Oracle pursuant to which we distribute our products under an OEM license agreement between Oracle and Netscape discussed below in "Transactions with Netscape and America Online."

    LEASES

    We lease office space in Redwood Shores, California from Oracle under a lease that provides for monthly payments of approximately $124,000. The lease terminates in September 2002. We also lease furniture and equipment for our Redwood Shores office from Oracle pursuant to a lease entered into in September 1997, as amended, that obligates us to make monthly payments to Oracle of approximately $57,000. The furniture and equipment lease terminates simultaneously with the office lease. In addition, we have contracted for Oracle to perform maintenance and repair services at our Redwood Shores office. We have incurred expenses totalling $601,000 for maintenance and repair services for the fiscal year ended May 31, 1998 and the nine months ended February 28, 1999. The maintenance and repair services agreement terminates simultaneously with our Redwood Shores office lease. Pursuant to the terms of a letter from Oracle to us in April 1999, Oracle agreed to terminate our Redwood Shores office lease, as well as the furniture and equipment lease and the maintenance and repair services agreement for our Redwood Shores office, upon 30 days notice from us to Oracle.

    We previously leased office space in Salt Lake City, Utah from Oracle under a lease that provided for monthly payments of approximately $4,000. The lease terminated in February 1999. We will continue to lease furniture and equipment for our Salt Lake City office from Oracle pursuant to a subsequent lease, dated April 1999, that provides for monthly payments of approximately $750.

    We lease office space in London, England from Oracle under a lease that provides for monthly payments of approximately $4,100. The lease terminates in October 1999, with an option to extend through October 2000.

    We recently entered into a lease for office space in San Carlos, California. The lease provides for initial monthly payments of approximately $202,000 and terminates in April 2009. Oracle provided a $10 million guaranty to our landlord. The guaranty can be terminated if we receive at least $40 million in this offering and provide an irrevocable letter of credit covering 10 months rent and operating costs. We intend to relocate our headquarters from the Redwood Shores facility to these offices in the second quarter of fiscal 1999.

TRANSACTIONS WITH NETSCAPE AND AMERICA ONLINE

    After the offering, Netscape will beneficially own approximately     % of
our outstanding stock. Netscape became a wholly-owned subsidiary of America Online, one of our customers, in March 1999. In connection with this merger, one of our directors, Mr. Barksdale, became a director of America Online.

    Prior to our acquisition of Navio, Navio's predecessor, TVsoft, sold shares of its common stock to Netscape in July 1996. In exchange for these shares of common stock, TVsoft entered into a source code license agreement with Netscape. We amended this agreement in April 1998 and September 1998. Under this agreement, Netscape granted a worldwide, nonexclusive, fully paid-up and nontransferable license to TVsoft for certain Netscape software, including Netscape Navigator. In connection with our acquisition of Navio, and pursuant to a letter agreement entered into in May 1997, Netscape consented to the assignment of this license from Navio to us. As a result of our acquisition of Navio in August 1997, Netscape's shares of Navio common stock converted into 3,812,675 shares of our Series C preferred stock.

    Pursuant to the letter agreement described in the preceding paragraph, Netscape and Oracle also agreed that our products would be distributed pursuant to an OEM license agreement between Netscape and Oracle. Pursuant to an amendment to the letter agreement, we have the right to use approximately $1.0 million in prepaid royalties with Netscape. As of April 1999, we have used approximately $5,000 of these royalties.

    Pursuant to a letter agreement executed in December 1997 in connection with the source code license agreement with Netscape we have also paid Netscape approximately $200,000 for the purchase of rights and licenses. We amended this letter agreement in April 1998.

    We are co-sublessors of office space located in Sunnyvale, California with Netscape. Netscape and Navio originally leased the space in November 1996. Navio's rights and duties under the lease were assigned to us in connection with our acquisition of Navio. Subsequently, the property was subleased to a third party. The monthly lease payments are approximately $68,000 and we receive approximately $72,000 from our subtenant each month. The lease and sublease terminate in November 2001.

    We entered into a trial license and support agreement with Netscape in July 1998, which terminated upon the execution of a technology license and support agreement entered into in August 1998. We also entered into a source code access agreement in August 1998, which also terminated upon the execution of the technology license and support agreement. In addition, we entered into a consulting services agreement in February 1999 with America Online, pursuant to which America Online will license our products. We have received payments from America Online aggregating approximately $6.3 million pursuant to this agreement.

OTHER TRANSACTIONS

    In May 1999, we sold 5,208,326 shares of our Series E preferred stock for $50.0 million to several investors, including Comcast, Cox Communications and MediaOne. In connection with this sale of stock, we entered into a voting agreement with Comcast, Cox, MediaOne and Oracle. Pursuant to the voting agreement, Comcast, Cox, MediaOne and Oracle agreed to vote their shares of our common stock held by them to elect a representative designated by Oracle and a single representative designated by Comcast, Cox and MediaOne to our board of directors. In the voting agreement, we also agreed to create a three member advisory board to our board of directors consisting of one representative of each of Comcast, Cox and MediaOne. The voting agreement will terminate on the earlier of:

    - A change in control of us;

    - Three years following the date of this prospectus; or

    - The date on which Comcast, Cox and MediaOne own less than 50% of the common stock issuable upon conversion of the Series E preferred stock originally sold to each of them.

    In connection with the sale of our Series E preferred stock described above, we entered into letter agreements with Comcast, Cox and MediaOne. The letter agreements provide that we and each of these network operators will use commercially reasonable efforts to execute definitive license agreements within 120 days of these letter agreements. The letter agreements further provide that these network operators will have the right to test our software free of charge and without any commitment to deploy services using our technology for an evaluation period. In addition, the letter agreements provide that, if certain commercial milestones are satisfied, we will issue each of these network operators warrants to purchase up to 466,666 shares of our common stock. In addition, pursuant to these letter agreements, these network operators are entitled to "most favored nation" terms and conditions in the event we enter into an agreement with any other North American network operator providing more favorable terms.

TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

    We entered into an employment agreement, dated October 12, 1998, with Mitchell E. Kertzman, our President and Chief Executive Officer. Mr. Kertzman's annual salary is $300,000 and he is eligible for an annual bonus of up to $200,000. His bonus for the first year of employment is guaranteed to be $200,000. We granted him an option to purchase 1,666,666 shares of our common stock. Upon his completion of 12 months of service, 25% of the option shares will vest, and the balance of the option shares will vest in a series of equal monthly installments upon his completion of each of the next 36 months. If we experience a change in control, 50% of any unvested option shares will become vested.

    We entered into a settlement agreement, dated March 16, 1998, with Jerry W. Baker, our former Chief Executive Officer. Under this agreement, we paid Mr. Baker a severance amount of $180,000, which represented six months of his base salary. In consideration for the severance payment, Mr. Baker agreed to release all claims against us.

    In October 1997, we entered into an employment agreement, as amended in February 1998, with Wei Yen, our former President. The amendment provided for the resignation of Dr. Yen from Liberate. Pursuant to the agreement, we agreed to terminate our right of repurchase as to his shares of Series C preferred stock. In addition, Dr. Yen received a severance payment of $820,000, payable in 24 equal monthly installments, beginning on February 27, 1998, and the forgiveness of indebtedness amounting to $576,000. In consideration for the severance payment and the loan forgiveness, Dr. Yen agreed to release all claims that he may have against us.

    We have granted options to our executive officers and directors. See "Management--Option Grants in Last Fiscal Year" and "Principal Stockholders."

    We have entered into an Indemnification Agreement with each of our executive officers and directors described in the "Management" section.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information, as of April 30, 1999, with respect to shares beneficially owned by (1) each person who we know to be the beneficial owner of more than five percent of our outstanding shares of common stock; (2) each of the Named Executive Officers; (3) each of our directors; and
(4) all current directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person, if, for example, persons share the power to vote or the power to dispose of the shares. In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares, for example, upon exercise of an option or warrant, within sixty (60) days of the date as of which the information is provided; in computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person, and only such person, by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date. The percentage of beneficial ownership for the following table is based on 33,475,333 shares of common stock outstanding as of April 30, 1999 after giving effect to the sale of 5,208,326 shares of Series E preferred stock in May 1999 and assuming conversion of all outstanding preferred stock into common stock in connection with this
offering, and             shares of common stock outstanding after the
completion of this offering. Unless otherwise indicated, the address for each listed stockholder is: c/o Liberate Technologies, 1000 Bridge Parkway, Redwood Shores, California, 94065. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

                                                                                                  PERCENT BENEFICIALLY
                                                                                                         OWNED
                                                                                                ------------------------
                                                                                   NUMBER OF      BEFORE        AFTER
NAME AND ADDRESS                                                                     SHARES      OFFERING     OFFERING
--------------------------------------------------------------------------------  ------------  -----------  -----------

Oracle Corporation(1)...........................................................    19,851,249       59.24%
Lawrence J. Ellison
Jeffrey O. Henley
  500 Oracle Parkway
  Redwood Shores, California 94065

James L. Barksdale(2)...........................................................     3,817,833       11.40%

Netscape Communications Corporation.............................................     3,812,675       11.39%
  501 E. Middlefield Road
  Mountain View, California 94043

David J. Roux(3)................................................................       277,777           *

Steven Weinstein(4).............................................................       109,265           *

David A. Limp(5)................................................................        85,347           *

Nancy J. Hilker(6)..............................................................        71,116           *

Philip A. Vachon(7).............................................................        25,520           *

Charles G. Tritschler(8)........................................................        17,474           *

Charles Corfield(9).............................................................         5,208           *

Mitchell E. Kertzman(10)........................................................            --           *

Gordon T. Yamate(11)............................................................            --           *

All executive officers and directors as a group (12 persons)....................    24,260,839       71.72%

------------------------

* Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1) Includes 32,646 shares that Oracle has the right to acquire pursuant to the put/call and voting agreement. Mr. Ellison, one of our directors, is the chief executive officer and chairman of the board of directors of Oracle. Mr. Henley, one of our directors, is an executive officer and a director of Oracle. Messrs. Ellison and Henley disclaim beneficial ownership of Oracle's shares.

(2) Represents 5,208 shares issuable upon the exercise of stock options held by Mr. Barksdale exercisable within 60 days of April 30, 1999 and 3,812,675 shares held of record by Netscape. In March 1999, Netscape became a wholly-owned subsidiary of America Online, one of our customers. In connection with the merger, Mr. Barksdale was elected to the board of directors of America Online. Mr. Barksdale disclaims beneficial ownership of the 3,812,675 shares held of record by Netscape.

(3) Includes 52,083 shares issuable upon the exercise of stock options exercisable within 60 days of April 30, 1999.

(4) Consists of shares issuable upon the exercise of stock options exercisable within 60 days of April 30, 1999.

(5) Includes 43,681 shares issuable upon exercise of stock options exercisable within 60 days of April 30, 1999.

(6) Consists of shares issuable upon exercise of stock options exercisable within 60 days of April 30, 1999.

(7) Includes 16,145 shares issuable upon the exercise of stock options exercisable within 60 days of April 30, 1999. Mr. Vachon has transferred 9,375 shares to certain of his immediate family and other relatives and disclaims beneficial ownership of such shares.

(8) Consists of shares issuable upon exercise of stock options exercisable within 60 days of April 30, 1999.

(9) Consists of shares issuable upon exercise of stock options exercisable within 60 days of April 30, 1999.

(10) On November 16, 1998, Mr. Kertzman was granted an option to purchase 1,666,666 shares. This option is not yet exercisable.

(11) On April 2, 1999, Mr. Yamate was granted an option to purchase 62,500 shares. This option is not yet exercisable.

                          DESCRIPTION OF CAPITAL STOCK

    On the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.01 par value, and 20,000,000 shares of preferred stock, $0.01 par value. The following description is intended to be a summary and does not describe all provisions of our certificate of incorporation or bylaws or Delaware law applicable to Liberate. For a more thorough understanding of the terms of our capital stock, you should refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is part.

COMMON STOCK

    As of April 30, 1999, there were 33,475,333 shares of common stock outstanding that were held of record by approximately 103 stockholders. As of April 30, 1999 there are 3,063,549 shares of common stock subject to outstanding
options, 344,772 of which are currently exercisable. There will be       shares
of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and assuming no exercise after April 30, 1999, of outstanding options or warrants, after giving effect to the sale of the shares of common stock to the public offered hereby and the conversion of our preferred stock into common stock on a one-for-one basis. The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of the liquidation, dissolution, or winding up of Liberate, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable. See "Dividend Policy."

PREFERRED STOCK

    On the closing of this offering, 20,000,000 shares of preferred stock will be authorized and no shares will be outstanding. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Liberate without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We currently do not plan to issue any of the preferred stock.

REGISTRATION RIGHTS

    After this offering, the holders of approximately 32,903,883 shares of common stock and rights to acquire common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock therein. Additionally, if we are meeting certain revenue and income milestones, such holders are also entitled to demand registration rights, pursuant to which they may require us on one occasion to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use all reasonable efforts to effect such registration. In addition, if the holders of at least 40% our Series E preferred stock so request, they will have two rights to demand registration, provided that such offering is for an aggregate offering of at least $20 million. Further, holders may require us to file an unlimited number of additional registration statements on Form S-3 at our expense. All of these registration rights terminate after five (5) years following the consummation of our initial public offering and are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within 180 days following an offering of our securities, including this offering.

WARRANTS

    In April and May 1999, we entered into letter agreements with several network operators that require us to issue warrants to purchase up to an aggregate of approximately 2,300,000 shares of our common stock if the network operators satisfy commercial milestones. Warrants to purchase up to 341,665 shares of our common stock, if issued, will have an exercise price of $9.60 per share, warrants to purchase up to 1,608,332 shares of our common stock, if issued, will have an exercise price of $13.80 per share and warrants to purchase up to 350,000 shares of our common stock, if issued, will have an exercise price of either $9.60 or $13.80 per share, depending on whether commitments are made to us by the warrant holders. The warrants, if issued, will terminate on various dates, between May 31, 2000, for the earliest warrants, and a date five years from the vesting date of the warrants for the latest warrants, which vesting date is contingent upon different prepayment or deployment milestones.

CONVERTIBLE PROMISSORY NOTE

    In November 1997, we entered into a cooperation agreement and a convertible promissory note purchase agreement with Middlefield Ventures, an affiliate of Intel. Pursuant to this agreement, we issued a promissory note to Middlefield in the amount of $4.0 million in November 1997. The note bears interest at 5% per year. Interest is due, together with principal, in November 2002, unless the note is previously converted. This note will automatically convert into 421,941 shares of our common stock if we receive proceeds in excess of $20.0 million in this offering. If we meet specific development milestones in connection with the cooperation agreement, Middlefield will fund two additional notes under the agreement, each with principal of $4.0 million.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS
  AND DELAWARE LAW

    CERTIFICATE OF INCORPORATION AND BYLAWS. The certificate of incorporation provides that, effective upon the closing of this offering, all stockholder actions must be effected at a duly called meeting and not by a consent in writing. The bylaws provide that our stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 50% of our capital stock. These provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of Liberate. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of Liberate. These provisions are designed to reduce the vulnerability of Liberate to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management. See "Risk Factors--We Have Various Mechanisms In Place To Discourage Takeover Attempts."

    DELAWARE TAKEOVER STATUTE. We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents Delaware corporations whose securities are listed on the Nasdaq National Market from engaging in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an "interested stockholder." For purposes of Section 203, a "business combination" includes a merger or consolidation involving Liberate and the interested stockholder and the sale of 10% or more of Liberate's assets. In general,
Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of Liberate and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not "opted out" of the provisions of Section 203.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock is             , and
its telephone number is             .

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities. As described below, no shares currently outstanding will be available for sale immediately after this offering because of certain contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

    Upon completion of this offering, we will have outstanding shares of common stock based upon shares outstanding as of April 20, 1999, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants prior to completion of this offering. Of
these shares, the             shares sold in this offering will be freely
tradable without restriction under the Securities Act except for any shares purchased by our "affiliates" as that term is defined in Rule 144 under the
Securities Act. The remaining       shares of common stock held by existing
stockholders are restricted shares as that term is defined in Rule 144. All such restricted shares are subject to lock-up agreements providing that, with certain limited exceptions, the stockholder will not offer, sell, contract to sell or otherwise dispose of any common stock or any securities that are convertible into common stock for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation. As a result of these lock-up agreements notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, 144(k) and 701, of these shares will be resellable until 181 days after the date of this prospectus. Beginning 181 days after the date of this prospectus,
approximately             restricted shares will be eligible for sale in the
public market, all of which are subject to volume limitations under Rule 144, except shares eligible for sale under Rule 144(k), Rule 701 or otherwise. On
April 19, 2000, approximately             restricted shares will be eligible for
sale in the public market, all of which will be subject to volume limitations under Rule 144. In addition, as of April 20, 1999, there were outstanding options and warrants to purchase preferred stock convertible into shares of common stock, some of which will be exercised prior to this offering. All such options and warrants are subject to lock-up agreements. Credit Suisse First Boston Corporation may, in their sole discretion and at any time without notice, release all of any portion of the securities subject to lock-up agreements, however any release shall apply pro-rata to all stockholders subject to the lock-up agreements.

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the number of shares of common stock then outstanding which will
      equal approximately       shares immediately after this offering; or

    - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for a least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to us who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that nonaffiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. However, all Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements. Credit Suisse First Boston may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

    Within 90 days following the effectiveness of this offering, we will file a
Registration Statement on Form S-8 registering             shares of common
stock subject to outstanding options or reserved for future issuance under our stock plans. As of April 20, 1999, options to purchase a total of
shares were outstanding and             shares were reserved for future issuance
under our stock plans. Common stock issued upon exercise of outstanding vested options or issued under our purchase plan, other than common stock issued to our affiliates, is available for immediate resale in the open market.

    Also beginning six months after the date of this offering, holders of restricted shares and holders of warrants to purchase preferred
stock convertible into             shares of common stock will be entitled to
certain registration rights for sale in the public market. See "Description of Capital Stock--Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in the underwriting
agreement dated            , 1999, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Hambrecht & Quist LLC and Charles Schwab & Co., Inc. are acting as representatives, the following respective number of shares of common stock:

                                                                                                       NUMBER OF
            UNDERWRITER                                                                                  SHARES
-----------------------------------------------------------------------------------------------------  ----------
Credit Suisse First Boston Corporation...............................................................
Hambrecht & Quist LLC................................................................................
Charles Schwab & Co., Inc............................................................................

                                                                                                       ----------
    Total............................................................................................
                                                                                                       ----------
                                                                                                       ----------

    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

    We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to       additional shares from us at the initial public offering
price less the underwriting discounts and commissions. This option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares to the public initially at the public offering price on the cover page of this prospectus and to selling group
members at that price less a concession of $      per share. The underwriters
and selling group members may allow a discount of $      per share on sales to
other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

    The following table summarizes the compensation and estimated expenses we will pay.

                                                              PER SHARE                         TOTAL
                                                    ------------------------------  ------------------------------
                                                       WITHOUT           WITH          WITHOUT           WITH
                                                    OVER-ALLOTMENT  OVER-ALLOTMENT  OVER-ALLOTMENT  OVER-ALLOTMENT
                                                    --------------  --------------  --------------  --------------
Underwriting discounts and commissions paid by
  us..............................................   $               $               $               $
Expenses payable by us............................   $               $               $               $

    The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

    We, our officers and directors and our stockholders have agreed that we and they will not offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in our case issuances pursuant to the exercise of employee stock options outstanding on the date.

    The underwriters have reserved for sale, at the initial public offering
price, up to       shares of the common stock for employees, directors and
certain other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

    We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

    We have made application to list our shares of common stock on The Nasdaq Stock Market's National Market under the symbol "LBRT."

    Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the public offering price include: the information set forth in this prospectus and otherwise available to the underwriters; the history and the prospects for the industry in which we will compete; the ability of our management; the prospects for our future earnings; the present state of our development and our current financial condition; the general condition of the securities markets at the time of this offering; and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

    The representatives on behalf of the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

    - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

    Individuals and entities affiliated with Hambrecht & Quist LLC also purchased an aggregate of 21,872 shares of our Series E preferred stock for a total purchase price of approximately $210,000, or $9.60 per share. In addition, a venture capital fund managed by an entity affiliated with Hambrecht & Quist LLC purchased an aggregate of 82,291 shares of our Series E preferred stock for a total purchase price of approximately $790,000, or $9.60 per share.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that (1) the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under these securities laws, (2) where required by law, that the purchaser is purchasing as principal and not as agent, and (3) the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of common stock to whom the SECURITIES ACT (British Columbia) applies is advised that a purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    The validity of the issuance of the common stock offered hereby will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. Various legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, California.

                                    EXPERTS

    The audited consolidated financial statements and schedule of Liberate Technologies, Inc. (formerly known as Network Computer, Inc.) and subsidiaries included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein as indicated in their reports with respect thereto, in reliance upon the authority of said firm as experts giving said reports. Reference is made to said reports, which includes an explanatory paragraph with respect to the change in accounting for its acquisition of Navio Communications, Inc. as discussed in Note 3 to the financial statements.

    Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1996, and for the period from inception (February 12, 1996) to December 31, 1996, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the financial statements). We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 (which term shall include any amendments thereto) under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. For further information with respect to us and such common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by such reference to such exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. These reports and other information may also be without charge at a Web site maintained by the Commission. The address of the site is http://www.sec.gov.

                             LIBERATE TECHNOLOGIES
                         INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS OF LIBERATE TECHNOLOGIES AS OF MAY 31, 1997, MAY
31, 1998 AND FEBRUARY 28, 1999

Report of Independent Public Accountants.....................................        F-2

Consolidated Balance Sheets..................................................        F-3

Consolidated Statements of Operations and Comprehensive Loss.................        F-4

Consolidated Statements of Stockholders' Equity (Deficit)....................        F-5

Consolidated Statements of Cash Flows........................................        F-6

Notes to Consolidated Financial Statements...................................        F-7

AUDITED FINANCIAL STATEMENTS OF NAVIO COMMUNICATIONS, INC. AS OF DECEMBER 31,
1996

Report of Independent Auditors...............................................       F-28

Balance Sheets...............................................................       F-29

Statement of Operations......................................................       F-30

Statement of Shareholders' Equity............................................       F-31

Statement of Cash Flows......................................................       F-32

Notes to Financial Statements................................................       F-33

UNAUDITED INTERIM FINANCIAL STATEMENTS OF NAVIO COMMUNICATIONS, INC. AS OF
JUNE 30, 1997................................................................       F-43

UNAUDITED PROFORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF LIBERATE
TECHNOLOGIES AND NAVIO COMMUNICATIONS, INC...................................       F-48

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Liberate Technologies:

    We have audited the accompanying consolidated balance sheets of Liberate Technologies (a Delaware corporation, formerly known as Network Computer, Inc.) and subsidiaries as of May 31, 1997 and 1998 and February 28, 1999, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit) and cash flows for the period from inception (December 1, 1995) to May 31, 1996, for the years ended May 31, 1997 and 1998, and for the nine months ended February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberate Technologies and subsidiaries as of May 31, 1997 and 1998 and February 28, 1999, and the results of their operations and their cash flows for the period from inception (December 1, 1995) to May 31, 1996, for the years ended May 31, 1997 and 1998, and for the nine months ended February 28, 1999 in conformity with generally accepted accounting principles.

    As explained in Note 3 to the consolidated financial statements, the Company has given retroactive effect to the change in accounting for its acquisition of Navio Communications, Inc.

                                                         /s/ ARTHUR ANDERSEN LLP

San Jose, California
April 8, 1999

                             LIBERATE TECHNOLOGIES

                          CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                               PRO FORMA
                                                           MAY 31,                          LIABILITIES AND
                                                    ----------------------   FEBRUARY 28,    STOCKHOLDERS'
                                                      1997         1998          1999         DEFICIT AT
                                                    ---------   ----------   ------------    FEBRUARY 28,
                                                                                             1999 (NOTE 7)
                                                                                            ---------------
                                                                                              (UNAUDITED)
                                                  ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................  $     245   $   12,138    $   5,517
  Accounts receivable, net of allowance for
    doubtful accounts of $1 in 1997, $278 in 1998
    and $267 in 1999..............................        254          820        1,076
  Prepaid expenses and other current assets.......         18        1,600        1,631
                                                    ---------   ----------   ------------
    Total current assets..........................        517       14,558        8,224
PROPERTY AND EQUIPMENT, net.......................      1,756        1,915        1,734
OTHER ASSETS:
  Advanced royalties..............................      1,910          570          444
  Purchased intangibles, net......................        254       13,691        9,128
  Other...........................................          4           78           78
                                                    ---------   ----------   ------------
    Total assets..................................  $   4,441   $   30,812    $  19,608
                                                    ---------   ----------   ------------
                                                    ---------   ----------   ------------

                              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable................................  $   1,040   $    1,455    $   1,123
  Accounts payable to affiliate...................     18,723        1,252           46
  Accrued liabilities.............................      2,949        4,411        5,661
  Accrued payroll and related expenses............        940        1,795        1,965
  Deferred revenues...............................         45       23,868       28,909
  Note payable to affiliate.......................     --               52        5,052
                                                    ---------   ----------   ------------
    Total current liabilities.....................     23,697       32,833       42,756        $  42,756
LONG-TERM DEBT....................................     --            4,115        4,260          --
                                                    ---------   ----------   ------------   ---------------
    Total liabilities.............................     23,697       36,948       47,016           42,756
                                                    ---------   ----------   ------------   ---------------
COMMITMENTS AND CONTINGENCIES (Note 5)

STOCKHOLDERS' EQUITY (DEFICIT):
  Convertible preferred stock, $0.01 par value,
    aggregate liquidation preferences of $135,468
    at February 28, 1999
    Authorized--259,749,900 shares
    Outstanding--14,166,650 shares, 26,998,800
      shares and 27,336,823 shares at May 31,
      1997, May 31, 1998 and February 28, 1999,
      respectively; no shares outstanding pro
      forma.......................................        142          270          273          --
  Common stock, $0.01 par value
    Authorized--407,500,000 shares
    Outstanding--16 shares, 213,328 shares and
      254,889 shares at May 31, 1997, May 31, 1998
      and February 28, 1999, respectively;
      28,013,653 shares outstanding pro forma.....     --                2            2              280
  Contributed and paid-in-capital.................      2,874      110,262      113,960          117,955
  Deferred stock compensation.....................     --           --           (2,925)          (2,925)
  Stockholder notes receivable....................     --              (26)        (160)            (160)
  Accumulated other comprehensive income (loss)...         (4)          15           18               18
  Accumulated deficit.............................    (22,268)    (116,659)    (138,576)        (138,316)
                                                    ---------   ----------   ------------   ---------------
    Total stockholders' deficit...................    (19,256)      (6,136)     (27,408)         (23,148)
                                                    ---------   ----------   ------------   ---------------
    Total liabilities and stockholders' deficit...  $   4,441   $   30,812    $  19,608        $  19,608
                                                    ---------   ----------   ------------   ---------------
                                                    ---------   ----------   ------------   ---------------

   The accompanying notes are an integral part of these consolidated balance sheets.

                             LIBERATE TECHNOLOGIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                             AND COMPREHENSIVE LOSS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  PERIOD FROM                               NINE MONTHS ENDED
                                                   INCEPTION
                                                 (DECEMBER 1,     YEARS ENDED MAY 31,         FEBRUARY 28,
                                                 1995) TO MAY   -----------------------  -----------------------
                                                   31, 1996        1997        1998                      1999
                                                 -------------  ----------  -----------     1998      ----------
                                                                                         -----------
                                                                                         (UNAUDITED)
REVENUES:
  License and royalty..........................    $  --        $      231  $     4,162  $     3,056  $    4,062
  Service......................................       --                44        6,110        3,663       8,128
                                                 -------------  ----------  -----------  -----------  ----------
      Total revenues...........................       --               275       10,272        6,719      12,190
                                                 -------------  ----------  -----------  -----------  ----------
COST OF REVENUES:
  License and royalty..........................       --            --            3,779        3,057       1,954
  Service......................................       --            --            2,230        1,545       4,698
                                                 -------------  ----------  -----------  -----------  ----------
      Total cost of revenues...................       --            --            6,009        4,602       6,652
                                                 -------------  ----------  -----------  -----------  ----------
      Gross margin.............................       --               275        4,263        2,117       5,538
                                                 -------------  ----------  -----------  -----------  ----------
OPERATING EXPENSES:
  Research and development.....................        5,479        21,721       19,981       15,649      12,889
  Sales and marketing..........................       --             7,805       14,407       10,944       8,076
  General and administrative...................       --             1,023        2,453        1,843       2,560
  Amortization of purchased intangibles........       --            --            4,563        3,042       4,563
  Restructuring charge.........................       --            --            1,175        1,175      --
  Amortization of deferred stock
    compensation...............................       --            --          --           --              393
  Acquired in-process research and
    development................................       --            --           58,100       58,100      --
                                                 -------------  ----------  -----------  -----------  ----------
      Total operating expenses.................        5,479        30,549      100,679       90,753      28,481
                                                 -------------  ----------  -----------  -----------  ----------
      Loss from operations.....................       (5,479)      (30,274)     (96,416)     (88,636)    (22,943)
  INTEREST AND OTHER INCOME (EXPENSE), net.....       --              (465)          10           23         139
                                                 -------------  ----------  -----------  -----------  ----------
      Loss before income tax benefit...........       (5,479)      (30,739)     (96,406)     (88,613)    (22,804)
  INCOME TAX BENEFIT...........................        2,200        11,750        2,015        1,787         887
                                                 -------------  ----------  -----------  -----------  ----------
      Net loss.................................       (3,279)      (18,989)     (94,391)     (86,826)    (21,917)
  FOREIGN CURRENCY TRANSLATION ADJUSTMENT......       --                (4)          19           45           3
                                                 -------------  ----------  -----------  -----------  ----------
      Comprehensive loss.......................    $  (3,279)   $  (18,993) $   (94,372) $   (86,781) $  (21,914)
                                                 -------------  ----------  -----------  -----------  ----------
                                                 -------------  ----------  -----------  -----------  ----------
  BASIC NET LOSS PER SHARE.....................    $  --        $   --      $ (1,780.96) $ (4,341.30) $   (93.66)
                                                 -------------  ----------  -----------  -----------  ----------
                                                 -------------  ----------  -----------  -----------  ----------
  SHARES USED IN COMPUTING BASIC NET LOSS PER
    SHARE......................................       --            --               53           20         234
                                                 -------------  ----------  -----------  -----------  ----------
                                                 -------------  ----------  -----------  -----------  ----------
  PRO FORMA BASIC NET LOSS PER SHARE...........                             $     (4.07)              $    (0.79)
                                                                            -----------               ----------
                                                                            -----------               ----------
  SHARES USED IN COMPUTING PRO FORMA BASIC NET
    LOSS PER SHARE.............................                                  23,209                   27,710
                                                                            -----------               ----------
                                                                            -----------               ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                             LIBERATE TECHNOLOGIES
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                 CONVERTIBLE PREFERRED
                                                         STOCK                 COMMON STOCK       CONTRIBUTED
                                                ------------------------  ----------------------  AND PAID-IN   DEFERRED STOCK
                                                  SHARES       AMOUNT      SHARES      AMOUNT       CAPITAL      COMPENSATION
                                                -----------  -----------  ---------  -----------  ------------  ---------------
INCEPTION, DECEMBER 1, 1995...................      --        $  --          --       $  --        $   --          $  --
  Issuance of common stock to affiliate upon
    incorporation.............................      --           --              16      --                 1         --
  Contribution of assets from affiliate.......      --           --          --          --               487         --
  Forgiveness of payable to affiliate.........      --           --          --          --             5,066         --
  Refund of contributed capital...............                                                         (2,200)
  Net loss....................................      --           --          --          --            --             --
                                                -----------  -----------  ---------  -----------  ------------       -------
BALANCE, MAY 31, 1996.........................      --           --              16      --             3,354         --
  Issuance of convertible preferred stock to
    affiliate.................................   14,166,650         142      --          --            11,270         --
  Translation loss............................      --           --          --          --            --             --
  Refund of contributed capital...............                                                        (11,750)
  Net loss....................................      --           --          --          --            --             --
                                                -----------  -----------  ---------  -----------  ------------       -------
BALANCE, MAY 31, 1997.........................   14,166,650         142          16      --             2,874         --
  Value of options assumed in acquisition.....      --           --          --          --            18,234         --
  Issuance of convertible preferred stock.....   12,205,527         122      --          --            81,613         --
  Contribution of capital from affiliate......      --           --          --          --             8,080         --
  Stock options exercised.....................      626,646           6     213,312           2           598         --
  Acceleration of option vesting..............      --           --          --          --               365         --
  Stockholder note repayment..................      --           --          --          --            --             --
  Translation gain............................      --           --          --          --            --             --
  Refund of contributed capital...............                                                         (1,502)
  Net loss....................................      --           --          --          --            --             --
                                                -----------  -----------  ---------  -----------  ------------       -------
BALANCE, MAY 31, 1998.........................   26,998,823         270     213,328           2       110,262         --
  Stock options exercised.....................      338,000           3      41,561      --               380         --
  Deferred stock compensation related to stock
    options...................................      --           --          --          --             3,318         (3,318)
  Amortization of deferred stock
    compensation..............................      --           --          --          --            --                393
  Translation gain............................      --           --          --          --            --             --
  Net loss....................................      --           --          --          --            --             --
                                                -----------  -----------  ---------  -----------  ------------       -------
BALANCE, FEBRUARY 28, 1999....................   27,336,823   $     273     254,889   $       2    $  113,960      $  (2,925)
                                                -----------  -----------  ---------  -----------  ------------       -------
                                                -----------  -----------  ---------  -----------  ------------       -------


                                                                                                      TOTAL
                                                STOCKHOLDER    ACCUMULATED OTHER                  STOCKHOLDERS'
                                                   NOTES         COMPREHENSIVE      ACCUMULATED      EQUITY
                                                 RECEIVABLE      INCOME (LOSS)        DEFICIT       (DEFICIT)
                                                ------------  -------------------  -------------  -------------
INCEPTION, DECEMBER 1, 1995...................   $   --            $  --            $   --          $  --
  Issuance of common stock to affiliate upon
    incorporation.............................       --               --                --                  1
  Contribution of assets from affiliate.......       --               --                --                487
  Forgiveness of payable to affiliate.........       --               --                --              5,066
  Refund of contributed capital...............                                                         (2,200)
  Net loss....................................       --               --                 (3,279)       (3,279)
                                                ------------      ----------       -------------  -------------
BALANCE, MAY 31, 1996.........................       --               --                 (3,279)           75
  Issuance of convertible preferred stock to
    affiliate.................................       --               --                --             11,412
  Translation loss............................       --                   (4)           --                 (4)
  Refund of contributed capital...............                                                        (11,750)
  Net loss....................................       --               --                (18,989)      (18,989)
                                                ------------      ----------       -------------  -------------
BALANCE, MAY 31, 1997.........................       --                   (4)           (22,268)      (19,256)
  Value of options assumed in acquisition.....       --               --                --             18,234
  Issuance of convertible preferred stock.....          (34)          --                --             81,701
  Contribution of capital from affiliate......       --               --                --              8,080
  Stock options exercised.....................           (2)          --                --                604
  Acceleration of option vesting..............       --               --                --                365
  Stockholder note repayment..................           10           --                --                 10
  Translation gain............................       --                   19            --                 19
  Refund of contributed capital...............                                                         (1,502)
  Net loss....................................       --               --                (94,391)      (94,391)
                                                ------------      ----------       -------------  -------------
BALANCE, MAY 31, 1998.........................          (26)              15           (116,659)       (6,136)
  Stock options exercised.....................         (134)          --                --                249
  Deferred stock compensation related to stock
    options...................................       --               --                --             --
  Amortization of deferred stock
    compensation..............................       --                                                   393
  Translation gain............................       --                    3            --                  3
  Net loss....................................       --               --                (21,917)      (21,917)
                                                ------------      ----------       -------------  -------------
BALANCE, FEBRUARY 28, 1999....................   $     (160)       $      18        $  (138,576)    $ (27,408)
                                                ------------      ----------       -------------  -------------
                                                ------------      ----------       -------------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                             LIBERATE TECHNOLOGIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                               PERIOD FROM
                                                INCEPTION
                                                (DECEMBER        YEARS ENDED MAY 31,       NINE MONTHS ENDED FEBRUARY 28,
                                               1, 1995) TO
                                                 MAY 31,     ---------------------------   -------------------------------
                                                  1996           1997           1998            1998             1999
                                               -----------   ------------   ------------   --------------   --------------
                                                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...................................  $ (3,279)     $    (18,989)  $    (94,391)    $ (86,826)       $    (21,917)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
      Write-off of acquired in-process
        research and development.............     --              --              58,100        58,100            --
      Depreciation and amortization..........     --                  470          6,070         4,005               5,525
      Loss on disposal of fixed assets.......     --              --                  71            71            --
      Non-cash compensation expense..........     --              --                 365           365                 393
      Non-cash tax benefit...................    (2,200)          (11,750)        (1,502)       (1,502)           --
      Changes in operating assets and
        liabilities, net of acquisition:
          (Increase) decrease in accounts
            receivable.......................     --                 (254)           338           399                (256)
          Increase in prepaid expenses and
            other current assets.............     --                  (18)          (957)         (581)                (31)
          (Increase) decrease in other
            assets...........................     --               (2,168)         1,601         1,274                 126
          Increase (decrease) in accounts
            payable..........................     --                1,040            141            17                (332)
          Increase (decrease) in accounts
            payable to affiliate.............     --               18,723          5,529         5,475              (1,206)
          Increase in accrued liabilities....       335             2,591            961         1,018               1,250
          Increase in accrued payroll and
            related expenses.................        77               886            586           516                 170
          Increase in deferred revenues......     --                   45         20,786         9,957               5,041
          Increase in interest payable.......     --              --                 115            65                 145
                                               -----------   ------------   ------------   --------------   --------------
            Net cash used in operating
              activities.....................    (5,067)           (9,424)        (2,187)       (7,647)            (11,092)
                                               -----------   ------------   ------------   --------------   --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment........     --               (1,739)          (923)         (699)               (781)
  Proceeds from sale of fixed assets.........     --              --                 170           170            --
  Cash acquired in Navio acquisition.........     --              --               1,970         1,970            --
                                               -----------   ------------   ------------   --------------   --------------
            Net cash provided by (used in)
              investing activities...........     --               (1,739)         1,217         1,441                (781)
                                               -----------   ------------   ------------   --------------   --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from common stock issued, net.....         1           --                 161            43                  48
  Proceeds from convertible preferred stock
    issued...................................     --               11,000            603           303                 201
  Contribution of capital....................     --                  412          8,080         8,080            --
  Forgiveness of payable to affiliate........     5,066           --             --            --                 --
  Proceeds from notes payable................     --              --               4,000         4,000               5,000
                                               -----------   ------------   ------------   --------------   --------------
            Net cash provided by financing
              activities.....................     5,067            11,412         12,844        12,426               5,249
                                               -----------   ------------   ------------   --------------   --------------
EFFECT OF EXCHANGE RATES ON CASH.............     --                  )(4             19            45                   3
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS................................     --                  245         11,893         6,265              (6,621)
CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD.....................................     --              --                 245           245              12,138
                                               -----------   ------------   ------------   --------------   --------------
CASH AND CASH EQUIVALENTS, END OF PERIOD.....  $  --         $        245   $     12,138     $   6,510        $      5,517
                                               -----------   ------------   ------------   --------------   --------------
                                               -----------   ------------   ------------   --------------   --------------
SUPPLEMENTAL NON-CASH ACTIVITIES:
  Conversion of intercompany payable to
    convertible preferred stock..............  $  --         $    --        $     23,000     $  23,000        $   --
                                               -----------   ------------   ------------   --------------   --------------
                                               -----------   ------------   ------------   --------------   --------------
  Deferred stock compensation................  $  --         $    --        $    --          $ --             $      3,318
                                               -----------   ------------   ------------   --------------   --------------
                                               -----------   ------------   ------------   --------------   --------------
  Contribution of assets from affiliate......  $    487      $    --        $    --          $ --             $   --
                                               -----------   ------------   ------------   --------------   --------------
                                               -----------   ------------   ------------   --------------   --------------

  The accompanying notes are an integral part of these consolidated financial statements.

                             LIBERATE TECHNOLOGIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

1. ORGANIZATION AND OPERATIONS OF THE COMPANY:

    Liberate Technologies (the "Company"), formerly known as Network Computer, Inc., was incorporated on April 24, 1996, for the purpose of developing, manufacturing and marketing information appliance software for consumer, corporate and educational marketplaces. In December 1995, the Company began operations as a division of Oracle Corporation ("Oracle") developing technology for use in the network computer. Expenses associated with the activity from inception (December 1, 1995) through incorporation (April 24, 1996) have been identified by the Company and included in the accompanying consolidated financial statements. On February 28, 1999, Oracle owned 72% of the outstanding shares of the Company and the Company was a consolidated entity of Oracle.

    On August 11, 1997, the Company completed the acquisition of Navio Communications, Inc. ("Navio"), a development stage entity which was in the process of developing consumer Internet applications software (the "acquisition"). The acquisition was recorded under the purchase method of accounting and, therefore, the results of operations of Navio and the fair value of the acquired assets and liabilities were included in the Company's consolidated financial statements beginning on the acquisition date (see Note
3).

    During fiscal 1998, the Company commenced shipment of its principal products and emerged from the development stage. Although the Company is no longer in the development stage, the Company continues to be subject to the risks and challenges associated with companies in a comparable stage of development, including: dependence on key individuals; key suppliers and customers; competition from substitute products and from larger companies; successful marketing of its products and acceptance of its technology; successful development of product enhancements on a continuing basis; and the need for adequate financing to support future growth.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist principally of money market accounts.

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
CONCENTRATIONS OF CREDIT RISK

    Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of accounts receivable. As of May 31, 1997 and 1998, and for the nine months ended February 28, 1999 approximately 78%, 85% and 91% of accounts receivable were concentrated with six, four and three customers, respectively. The Company performs ongoing credit evaluations of its customers' financial condition, and the risk of loss with respect to its accounts receivables is further mitigated by the fact that the Company's customer base is comprised of well established companies. The Company provides reserves for credit losses which, to date, have been insignificant.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of three to five years. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful lives of the improvements using the straight-line method.

FOREIGN CURRENCY TRANSLATION

    The functional currency of the Company's subsidiaries is the local currency. Accordingly, all assets and liabilities are translated into U.S. dollars at the current exchange rate as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Gains and losses resulting from the translation of the financial statements are reported as a separate component of stockholders' equity.

    Foreign currency transaction gains and losses are included in other income (expense) and have not been material.

SOFTWARE DEVELOPMENT COSTS

    Under the criteria set forth in Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company has defined as the completion of beta testing of a working product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. Amounts that could have been capitalized under this statement after consideration of the above factors were immaterial and, therefore, no software development costs have been capitalized by the Company to date.

REVENUE RECOGNITION

    Effective June 1, 1998, the Company adopted Statement of Position ("SOP") 97-2, "Software Revenue Recognition." SOP 97-2 provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. The adoption of SOP 97-2 did not have a material impact on the Company's financial position, results of operations or cash flows.

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    License revenues consist principally of up front license fees earned from the licensing of the Company's software and royalty fees earned upon the shipment of, or activation of products which incorporate, the Company's software. Revenues from up front software license agreements are recognized when delivery has occurred, collection of the receivable is probable, the fee is fixed or determinable and vendor-specific objective evidence exists to allocate the total fee to all delivered and undelivered elements of the arrangement. Revenue is deferred in cases where the license arrangement calls for the future delivery of products or services for which the Company does not have vendor-specific objective evidence to allocate a portion of the total fee to the undelivered element. In such cases, revenue is recognized when the undelivered elements are delivered or vendor-specific objective evidence of the undelivered elements becomes available. If license arrangements include the rights to unspecified future products, revenue is recognized over the contractual or estimated economic term of the arrangement. Royalty revenues are recognized when reported to the Company after shipment of or activation of the related products. Prepaid royalties are deferred and recognized when reported.

    Service revenues consist of consulting services, training and maintenance, which includes updates and technical support. Consulting service and training revenues are recognized as services are performed. Maintenance revenue is recognized ratably over the term of the agreement. In instances where software license agreements include a combination of consulting services, training, and maintenance, these separate elements are unbundled from the arrangement based on the element's relative fair value.

    The percentage of sales to significant customers is as follows:

                                                            YEARS ENDED MAY 31,           NINE MONTHS
                                                      --------------------------------  ENDED FEBRUARY
                                                           1997             1998           28, 1999
                                                      ---------------  ---------------  ---------------
Customer A..........................................         *                  16%              24%
Customer B..........................................         *                  10%            *
Customer C..........................................           16%            *                *

    * Less than 10%

DEFERRED REVENUES

    Deferred revenues consists principally of payments received from customers for services, prepaid royalties and license fees for undelivered product.

COMPREHENSIVE INCOME

    In fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires companies to report a new, additional measure of income on the income statement or to create a new financial statement that shows the new measure of income. Comprehensive income includes foreign currency translation gains and losses and unrealized gains and losses on equity securities that have been previously excluded from net income and reflected instead in equity. The Company has reported the components of comprehensive income on its statement of operations.

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
SEGMENT REPORTING

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 changes the way companies report selected segment information in annual financial statements and requires companies to report selected segment information in interim financial reports to stockholders. SFAS 131 is effective for Liberate's year ending May 31, 1999. Liberate operates solely in one segment, the development, manufacturing and sale of information appliance software for consumer, corporate and educational marketplaces. As of May 31, 1997 and 1998 and February 28, 1999, the Company's long-term assets are located primarily in the United States. The Company's revenues by geographic area are as follows (in thousands):

                                                                                     NINE MONTHS
                                                           YEARS ENDED MAY 31,          ENDED
                                                      -----------------------------  FEBRUARY 28,
                                                           1997            1998          1999
                                                      ---------------  ------------  ------------
United States.......................................     $      62      $    5,137    $    5,841
Japan...............................................            17           3,280         2,920
England.............................................            10             682         1,762
Canada..............................................            82             346           499
Other...............................................           104             827         1,168
                                                             -----     ------------  ------------
Consolidated........................................     $     275      $   10,272    $   12,190
                                                             -----     ------------  ------------
                                                             -----     ------------  ------------

    Export sales consist of sales to customers in foreign countries. During the years ended May 31, 1997 and 1998 and the nine months ended February 28, 1999, export sales were 77%, 50%, and 52% of total revenues, respectively.

UNAUDITED INTERIM FINANCIAL DATA

    The unaudited interim financial statements for the nine months ended February 28, 1998, have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles.

COMPUTATION OF BASIC NET LOSS PER SHARE AND PRO FORMA BASIC NET LOSS PER SHARE

    Historical net loss per share has been calculated under SFAS No. 128 "Earnings per Share." Basic net loss per share on a historical basis is computed using the weighted average number of shares of common stock outstanding. No diluted loss per share information has been presented in the accompanying consolidated statements of operations since potential common shares from conversion of preferred stock, stock options, and warrants are antidilutive.

    Pro forma basic net loss per share has been calculated assuming the conversion of preferred stock into an equivalent number of common shares, as if the shares had converted on the dates of their

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) issuance. It also assumes the conversion of the outstanding convertible long-term debt (see Note 11) into common stock, as if the debt had converted upon its original issuance date.

REVERSE STOCK SPLIT

    Subsequent to February 28, 1999, the Company's Board of Directors approved a one-for-six reverse stock split of the Company's outstanding shares of common and preferred stock. All share and per share information included in the accompanying consolidated financial statements and notes have been adjusted retroactively to reflect this reverse stock split.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to value derivative financial instruments, including those used for hedging foreign currency exposures, at current market value with the impact of any change in market value being charged against earnings in each period. SFAS No. 133 will be effective for and adopted by the Company in the first quarter of the fiscal year ending May 31, 2001. The Company anticipates that SFAS No. 133 will not have a material impact on its consolidated financial statements.

RESTRUCTURING CHARGE

    A restructuring charge of $1.2 million was recorded in the third quarter ended February 28, 1998. This charge related principally to severance and other related costs associated with a reduction in the Company's workforce. All terminations and termination benefits were communicated to the affected employees prior to period end and severance benefits are expected to be paid in fiscal 1998 and 1999. At February 28, 1999, $277,000 was remaining in accrued liabilities in the accompanying balance sheet.

RECLASSIFICATIONS

    Certain amounts presented in prior years financial statements have been reclassified to conform to the nine months period ended February 28, 1999.

3. ACQUISITION OF NAVIO COMMUNICATIONS, INC.:

    Effective August 11, 1997, the Company acquired Navio. In connection with the acquisition, the Company issued Series B and C convertible preferred stock and stock options to acquire Series C convertible preferred stock in exchange for all of the outstanding common stock, preferred stock and options to purchase shares of Navio common stock. The acquisition was accounted for as a purchase and, accordingly, the results of operations of Navio have been included in the consolidated financial statements commencing on the date of acquisition. The fair market value of the equity securities issued in the acquisition was approximately $77.1 million.

    In connection with the acquisition, the Company originally wrote off approximately $75.6 million of acquired in-process research and development (IPR&D) which, in the opinion of management, had not reached technological feasibility and had no alternative future use. Subsequent to the Securities and Exchange Commission's letter to the American Institute of Certified Public Accountants, dated

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

3. ACQUISITION OF NAVIO COMMUNICATIONS, INC.: (CONTINUED)
September 9, 1998, regarding its views on IPR&D, the Company has revised the purchase price allocations and restated its financial statements. As a result, the Company has made adjustments to decrease the amounts previously expensed as IPR&D in fiscal 1998 and increase purchased intangibles by a similar amount.

    The effect of this adjustment on the previously reported May 31, 1998 consolidated financial statements is as follows (in thousands):

                                                                     AS REPORTED  AS RESTATED
                                                                     -----------  -----------
Amortization of purchased intangibles..............................   $     200    $   4,563
Acquired in-process research and development.......................   $  75,554    $  58,100
Loss before income tax benefit.....................................   $ 109,772    $  96,406

    The adjustment had no impact on the reported income tax benefit.

    After the adjustment discussed above, the Company wrote off approximately $58.1 million of acquired in-process research and development which, in the opinion of management, had not reached technological feasibility and had no alternative future use. Purchased intangibles of approximately $18.3 million were recorded and are being amortized on a straight-line basis over a useful life of three years. Accumulated amortization was approximately $4.6 million and $9.1 million at May 31, 1998 and February 28, 1999, respectively.

    The value assigned to acquired in-process research and development was determined by identifying research projects in areas for which technological feasibility has not been established. The value was determined by estimating the costs to develop the acquired in-process technology into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present values. The discount rate includes a factor that takes into account the uncertainty surrounding the successful development of the acquired in-process technology. If these projects are not successfully developed, future revenue and profitability of the Company may be adversely affected. Additionally, the value of the other purchased intangible assets may be impaired.

    In connection with the acquisition, net assets acquired were as follows (in thousands):

Purchased intangibles, including in-process technology.............  $  76,354
Property, plant and equipment and other noncurrent assets..........      1,752
Cash, receivables and other current assets.........................      3,715
Current liabilities assumed........................................     (4,133)
                                                                     ---------
  Net assets acquired..............................................  $  77,688
                                                                     ---------
                                                                     ---------

    In connection with the acquisition, for up to 60 days after the closing date, certain former common stockholders of Navio had the right to put to Oracle up to 50% of the preferred shares they received, and shares issuable under stock options assumed by the Company in the acquisition, for a price of $6.70 per share. A total of 1,909,248 shares of Series C convertible preferred stock for approximately $12.8 million in proceeds were put to Oracle under this arrangement.

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

3. ACQUISITION OF NAVIO COMMUNICATIONS, INC.: (CONTINUED)
    Additionally, there is a call option held by Oracle to purchase all of the Series B and Series C convertible preferred stock at a to-be-determined buy-out price. The buy-out price is determined as follows: (1) if exercised prior to December 31, 1999, the price would be 120% of the per share price determined by an independent third party valuation of the Company's shares, or (2) if exercised after December 31, 1999, the per share price determined by an independent third party valuation of the Company's shares. The option must be exercised in whole for all shares of Series B and Series C preferred stock subject to such call option.

    The call option will terminate upon a change in control of the Company or upon an initial public offering of at least $20.0 million.

    The following table presents the unaudited pro forma results assuming that the Company had merged with Navio at the beginning of fiscal year 1997. Net income has been adjusted to exclude the write-off of acquired in-process research and development of $58.1 million and includes amortization of purchased intangibles of approximately $6.1 million for both of the years ended May 31, 1997 and 1998. This information may not necessarily be indicative of the future combined results of operations of the Company.

                                                         YEARS ENDED MAY 31,
                                                      --------------------------
                                                          1997          1998
                                                      ------------  ------------
                                                            (IN THOUSANDS)
Revenues............................................   $    1,090    $   11,065
Net loss............................................   $  (35,300)   $  (42,227)
Basic net loss per share............................   $   --        $  (796.38)

4. PROPERTY AND EQUIPMENT:

    At May 31, 1997 and 1998 and February 28, 1999, property and equipment consisted of the following (in thousands):

                                                                MAY 31,
                                                      ---------------------------  FEBRUARY 28,
                                                          1997           1998          1999
                                                      -------------  ------------  ------------
Computer equipment..................................    $   1,893     $    2,881    $    3,490
Software............................................          303            561           701
Furniture and equipment.............................           30            209           241
Leasehold improvements..............................       --                280           280
                                                           ------    ------------  ------------
                                                            2,226          3,931         4,712
Less: Accumulated depreciation and amortization.....         (470)        (2,016)       (2,978)
                                                           ------    ------------  ------------
                                                        $   1,756     $    1,915    $    1,734
                                                           ------    ------------  ------------
                                                           ------    ------------  ------------

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

5. COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES

    The Company has various operating leases (including building, furniture and equipment and maintenance agreements) that expire at various times through 2003. Future minimum lease payments relating to these agreements as of February 28, 1999, are as follows (in thousands):

FISCAL YEAR
-----------------------------------------------------------------
1999 (3 months)..................................................  $     552
2000.............................................................      2,129
2001.............................................................      2,090
2002.............................................................      2,111
2003.............................................................        710
                                                                   ---------
                                                                   $   7,592
                                                                   ---------
                                                                   ---------

    Rent expense under the Company's operating leases for the period from inception to May 31, 1996 and for the years ended May 31, 1997 and 1998 were approximately $105,000, $582,000 and $2,010,000, respectively. Rent expense for the nine month periods ended February 28, 1998 and 1999 was approximately $1,396,000 and $1,541,000, respectively. The above future minimum lease payments include a commitment of approximately $72,000 per month expiring on November 30, 2001, which has been sub-leased at an amount greater than the monthly commitment and is offset against rent expenses in the consolidated statements of operations.

LEGAL MATTERS

    The Company is a defendant in various legal matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of these matters is not expected to have a material effect on these consolidated financial statements.

6. CONVERTIBLE PREFERRED STOCK:

    On October 1, 1996, the Company issued 14,166,650 shares of Series A convertible preferred stock to Oracle in exchange for a cash payment of $10.0 million, a contribution of tangible assets and certain intangible assets including intellectual property rights and contractual relationships with suppliers, customers and contractors. The issuance of these shares was recorded at the carryover basis of the contributed assets plus the cash received.

    In connection with the acquisition (see Note 3), the Company issued Series B and C convertible preferred stock and authorized the issuance of Series A-1 and C-1 convertible preferred stock. In addition, on November 12, 1997, the Company obtained financing from a third party investor of $4 million. The financing was obtained through issuance of convertible notes which are convertible, at the option of the holder, into Series D preferred stock at $9.48 per share (see Note
11). The Company

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

6. CONVERTIBLE PREFERRED STOCK: (CONTINUED) has authorized the total number of shares of each series of convertible preferred stock with rights, preferences and restrictions described below:

DESIGNATED AND OUTSTANDING SHARES OF CONVERTIBLE PREFERRED STOCK

                                                                            OUTSTANDING AT
                                                         DESIGNATED        FEBRUARY 28, 1999
                                                     -------------------  -------------------
Series A Preferred Stock...........................    84,999,900 shares    14,166,650 shares
Series A-1 Preferred Stock.........................    25,500,000 shares     3,484,847 shares
Series B Preferred Stock...........................    14,000,000 shares     2,320,758 shares
Series C Preferred Stock...........................    42,500,000 shares     5,535,402 shares
Series C-1 Preferred Stock.........................    53,500,000 shares     1,829,166 shares
Series D Preferred Stock...........................     8,000,000 shares          zero shares
Series E Preferred Stock...........................    31,250,000 shares          zero shares

RIGHTS, PREFERENCES AND RESTRICTIONS OF CONVERTIBLE PREFERRED STOCK

    (a) Series A, A-1, B, C, C-1, D and E convertible preferred stock have a liquidation preference of $6.00, $6.60, $6.60, $1.65, $1.65, $9.48 and
       $9.60 per share, respectively. Additionally, Series A, A-1, B, D and E convertible preferred stock are senior in liquidation to Series C and C-1 convertible preferred stock and common stock. Series C and C-1 convertible preferred stock are senior in liquidation to common stock.

    (b) Each holder of Series A, A-1, B, D and E convertible preferred stock is entitled to receive non-cumulative dividends at the rate of $0.60, $0.66, $0.66, $0.948 and $0.96 per share, respectively, per annum, payable quarterly, when and as declared by the Board of Directors, prior to payment of dividends on common stock. Holders of Series C and C-1 convertible preferred stock do not have stated dividends.

    (c) The holder of each share of Series A, A-1, B, C-1, D and E convertible preferred stock is entitled to the full voting rights and powers and shall have the right to one vote for each share of common stock into which such convertible preferred stock could be converted. The holders of Series C convertible preferred stock do not have the right to vote for the election or removal of directors of the Company, but may vote on all other matters.

    (d) Each share of Series A, A-1, B, C-1, D and E preferred stock will be convertible, at the option of the holder, into one share of Series A common stock. Each share of Series C preferred stock will be convertible, at the option of the holder, into (i) one share of Series C-1 preferred stock or (ii) one share of Series A or B common stock. The conversion ratio is determined by dividing $6.60 for each share of Series A, A-1, B, C and C-1 preferred stock, $9.48 for each share of Series D preferred stock and $9.60 for each share of Series E preferred stock by the conversion price. The initial conversion price for Series A, A-1, B, C and C-1 preferred stock is $6.60 per share. The initial conversion price for Series D preferred stock is $9.48 per share, and Series E preferred stock is $9.60 per share.

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

6. CONVERTIBLE PREFERRED STOCK: (CONTINUED)
    (e) Each share of Series A, A-1, B, C-1, D and E preferred stock will be automatically converted into one share of Series A common stock upon the sale of Series A common stock in a public offering pursuant to a registration statement under the Securities Act of 1933, as amended with net proceeds of greater than $20.0 million. Each share of Series C preferred stock will also be automatically converted into one share of Series A common stock in the same public offering provided that, if the conversion of such shares would result in a filing requirement on behalf of a holder of Series C preferred stock pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act"), as amended, all shares of Series C preferred stock held by such holder shall automatically be converted into shares of Series B common stock; (i) each share of Series A and A-1 preferred stock shall automatically be converted into shares of Series A common stock at the conversion price at the time in effect for each such share of preferred stock on the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series A and A-1 preferred stock, voting together as a class; and (ii) each share of Series B, C, C-1, D and E preferred stock shall automatically be converted into shares of Series A common stock at the conversion price at the time in effect for each such share of preferred stock on the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series B, C, C-1, D and E preferred stock, voting together as a class, provided, that if the conversion of such shares of Series C preferred stock would result in a filing requirement on behalf of a holder of Series C preferred stock pursuant to the HSR Act, all shares of Series C preferred stock held by such holder shall automatically be converted into shares of Series B common stock.

7. COMMON STOCK:

    The Company has authorized the total number of shares of common stock with rights, preferences and restrictions described below:

DESIGNATED SHARES OF COMMON STOCK

Series A common stock....................  365,000,000 shares
Series B common stock....................  42,500,000  shares
                                           ----------
                                           407,500,000
                                           ----------
                                           ----------

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

7. COMMON STOCK: (CONTINUED)
    At February 28, 1999, the Company has reserved the following shares of authorized but unissued shares of common stock for future issuance:

Conversion of Series A Preferred Stock.........  14,166,650
Conversion of Series A-1 Preferred Stock.......   4,242,424
Conversion of Series B Preferred Stock.........   2,320,758
Conversion of Series C Preferred Stock.........   5,535,402
Conversion of Series C-1 Preferred Stock.......   1,829,166
Notes convertible into Series D Preferred
  Stock........................................     421,941
Stock options..................................   6,080,783
                                                 ----------
                                                 34,597,124
                                                 ----------
                                                 ----------

RIGHTS, PREFERENCES AND RESTRICTIONS OF COMMON STOCK

    (a) Each share of Series B common stock shall be convertible, at the option of the holder, into one share of Series A common stock, at any time after issuance.

    (b) Each share of Series B common stock will automatically be converted into one share of Series A common stock upon the sale of Series A common stock in a public offering pursuant to a registration statement under the Securities Act of 1933, with net proceeds of greater than $20.0 million; provided, that if the conversion of such shares would result in a filing requirement on behalf of a holder of Series B common stock pursuant to the HSR Act, such conversion shall not occur unless and until the expiration or termination of all waiting and review periods (and any extensions thereof) applicable thereto under the HSR Act at which time such conversion shall occur.

    (c) The holders of each share of Series A common stock are entitled to the full voting rights and powers equal to one vote for each share of Series A and B common stock held. The holders of Series B common stock do not have the right to vote for the election or removal of directors of the Company, but may vote on all other matters.

PRO FORMA STOCKHOLDERS' DEFICIT (UNAUDITED)

    In May 1999, the board of directors authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed Initial Public Offering ("IPO"). If the offering is consummated under the terms presently anticipated, all of the currently outstanding convertible preferred stock will convert to 27,336,823 shares of common stock upon the closing of the IPO. Additionally, the Company has $4.3 million of outstanding debt (see Note 11) which will automatically convert to 421,941 shares of common stock upon the closing of the IPO. The effect of these conversions has been reflected as unaudited pro forma stockholders' equity (deficit) in the accompanying consolidated balance sheet as of February 28, 1999.

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

8. STOCK OPTION PLANS:

OPTIONS ASSUMED FROM NAVIO

    In connection with the Company's acquisition of Navio, each outstanding option to purchase shares of Navio common stock was automatically converted into an option to purchase Series C convertible preferred stock of the Company based upon the conversion ratio.

    Options assumed are immediately exercisable, and the shares of stock issued upon exercise are subject to repurchase, at the original purchase price, by the Company, upon the termination of the option holders service to the Company. The Company's repurchase right expires generally at the rate of 25% of the original grant, commencing 12 months after the date of grant or employment, and in monthly increments over the following 36 months.

    At February 28, 1999, 1,487,946 options were outstanding at a weighted average exercise price of $1.04, of which 662,197 options were vested.

NETWORK COMPUTER, INC. 1996 STOCK OPTION PLAN

    On October 1, 1996, the Company adopted the Network Computer, Inc. 1996 Stock Option Plan (the "Plan"). The Plan, as amended, provides for the grant of both incentive and non-qualified stock options to employees, consultants and directors for the purchase of up to 5,800,000 shares of Series A common stock. Incentive stock options may only be granted to employees.

    The exercise price of incentive stock options cannot be less than the fair market value of the common stock on the grant date, as determined by the board of directors. The Plan also provides for holders of non-qualified options to purchase shares at not less than 85% of the fair market value on the grant date. The term of the incentive and non-qualified stock options is generally ten years from the date of grant or a shorter term as provided in the option agreement. Options generally vest over four years.

    The Company accounts for outstanding stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). In accordance with APB No. 25, no compensation expense has been recognized related to options granted to employees except as discussed below in "Deferred Stock Compensation", as all employee options were granted with an exercise price equal to the fair market value of the underlying stock. If compensation cost had been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net loss would have been as follows (in thousands):

                                                                NINE MONTHS ENDED
                                     YEARS ENDED MAY 31,           FEBRUARY 28,
                                   ------------------------  ------------------------
                                      1997         1998         1998         1999
                                   -----------  -----------  -----------  -----------
                                                             (UNAUDITED)
Net loss--as reported............   $ (18,989)   $ (94,391)   $ (86,826)   $ (21,917)
                                   -----------  -----------  -----------  -----------
                                   -----------  -----------  -----------  -----------
Net loss--pro forma..............   $ (19,013)   $ (94,415)   $ (86,886)   $ (23,191)
                                   -----------  -----------  -----------  -----------
                                   -----------  -----------  -----------  -----------

    Pro forma information has not been presented for the period from inception to 1996 as there were no stock option grants during that period.

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

8. STOCK OPTION PLANS: (CONTINUED)
    Pursuant to the provisions of SFAS No. 123, the fair value of options granted was estimated on the grant date using the Black-Scholes option pricing model and the following assumptions:

                                                                         NINE MONTHS ENDED FEBRUARY
                                              YEARS ENDED MAY 31,                   28,
                                          ----------------------------  ----------------------------
                                              1997           1998           1998           1999
                                          -------------  -------------  -------------  -------------
                                                                         (UNAUDITED)
Risk-free interest rate.................        5.98%          5.56%          5.55%          4.42%

Average expected life of option.........   2.83 years     2.83 years     4.01 years     3.96 years
Dividend yield..........................           0%             0%             0%             0%
Volatility of common stock..............           0%             0%             0%             0%
Weighted average fair value of options
  granted...............................    $    0.02      $    0.08      $    0.42      $    2.16

    Stock option activity under the Network Computer, Inc. 1996 Option Plan is summarized below:

                                                    OPTIONS
                                                   AVAILABLE      OPTIONS     WEIGHTED AVERAGE
                                                   FOR GRANT    OUTSTANDING    EXERCISE PRICE
                                                  ------------  ------------  -----------------
Balance at May 31, 1996.........................       --            --              --

  Authorized....................................     2,500,000       --              --
  Granted.......................................    (1,166,632)    1,166,632      $     .60
  Cancelled.....................................        33,331       (33,331)     $     .60
                                                  ------------  ------------          -----
Balance at May 31, 1997.........................     1,366,699     1,133,301      $     .60

  Granted.......................................    (1,315,962)    1,315,962      $    3.38
  Exercised.....................................       --           (213,312)     $    0.76
  Cancelled.....................................       805,246      (805,246)     $    1.21
                                                  ------------  ------------          -----
Balance at May 31, 1998.........................       855,983     1,430,705      $    2.80

  Authorized....................................     3,333,333       --              --
  Granted.......................................      (970,451)      970,451      $    4.96
  Exercised.....................................       --            (41,561)     $    1.15
  Cancelled.....................................       266,757      (266,757)     $    2.89
                                                  ------------  ------------          -----
Balance at February 28, 1999....................     3,485,622     2,092,838      $    3.82
                                                  ------------  ------------          -----
                                                  ------------  ------------          -----

    Additionally, on October 15, 1998, the Company issued non-qualified stock options outside of the Plan to two key executives for the purchase of 2,499,999 shares of the Company's common stock at a price of $5.10 per share. The options vest over four years and have a term of ten years.

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

8. STOCK OPTION PLANS: (CONTINUED)
    A summary of all outstanding options to purchase common stock and preferred stock at February 28, 1999 is as follows:

                                OPTIONS OUTSTANDING
                ----------------------------------------------------        OPTIONS EXERCISABLE
   RANGE OF                    WEIGHTED AVERAGE                       -------------------------------
   EXERCISE        NUMBER          REMAINING       WEIGHTED AVERAGE      NUMBER     WEIGHTED AVERAGE
    PRICES      OUTSTANDING    CONTRACTUAL LIFE     EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
--------------  ------------  -------------------  -----------------  ------------  -----------------
 $0.36-$2.16       1,952,810            7.96           $    1.10         1,694,416      $    1.08
    $3.90            628,567            8.94           $    3.90           157,388      $    3.90
    $4.50            469,762            9.33           $    4.50               416      $    4.50
    $5.10          2,812,157            9.63           $    5.10           212,055      $    5.10
    $5.70            217,487            9.95           $    5.70           --              --
                ------------                                          ------------
                   6,080,783            9.01           $    3.67         2,064,275      $    1.69
                ------------                                          ------------
                ------------                                          ------------

DEFERRED STOCK COMPENSATION

    In connection with the grant of certain stock options to employees during the nine months ended February 28, 1999, the Company recorded deferred compensation of $3.3 million, representing the difference between the estimated fair value of the common stock for accounting purposes and the option exercise price of such options at the date of grant. Such amount is presented as a reduction of shareholders' equity and amortized ratably over the vesting period of the applicable options (generally four years). Approximately $393,000 was expensed during the nine months ended February 28, 1999, and the balance will be expensed ratably over the period the options vest. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder's services. In addition, the Company will record additional deferred stock compensation of approximately $3.8 million, which will be expensed over four years.

9. INCOME TAXES:

    The Company and Oracle have entered into a tax sharing agreement effective August 12, 1997. Under the terms of the agreement, the Company is responsible for its share of Oracle's consolidated tax liability, computed as if the Company had filed a separate return. Further, if the Company would have no tax due on a separate return basis and the inclusion of the Company's tax operating losses reduces Oracle's consolidated tax liability, Oracle will pay to the Company the tax savings generated by including the Company in its consolidated tax return. Oracle is not required to reimburse the Company for the tax savings obtained by Oracle prior to August 12, 1997. Oracle realized a tax savings of approximately $2.2 million, $11.8 million and $1.4 million for the period from inception to May 31, 1996, the year ended May 31, 1997, and the period from June 1, 1997 to August 11, 1997, respectively. These amounts are reflected as a tax benefit in the accompanying statement of operations and a corresponding refund of contributed capital to Oracle in the accompanying consolidated statement of stockholders' equity (deficit). Subsequent to the acquisition of Navio on August 12, 1997, the Company is no longer included in Oracle's consolidated Federal Tax Returns. For the period from August 12, 1997 to May 31, 1998, and for the nine months ended February 28, 1999, Oracle will realize state and

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

9. INCOME TAXES: (CONTINUED)
local tax savings of approximately $787,000 and $935,000. These amounts are reflected as a receivable from affiliate in the accompanying consolidated balance sheets.

    Income taxes have been calculated on a separate company basis pursuant to the provisions of SFAS No. 109, "Accounting for Income Taxes". The components of the benefit for income taxes are as follows (in thousands):

                                       PERIOD FROM
                                        INCEPTION
                                        (DECEMBER                             NINE MONTHS ENDED FEBRUARY
                                       1, 1995) TO    YEARS ENDED MAY 31,                28,
                                         MAY 31,    ------------------------  --------------------------
                                          1996         1997         1998         1998          1999
                                       -----------  -----------  -----------  -----------  -------------
                                                                              (UNAUDITED)
Current:
  Federal............................   $   1,900    $  10,100    $   1,200    $   1,200     $  --
  State..............................         300        1,650          987          715           935
  Foreign............................      --           --             (172)        (129)          (48)
                                       -----------  -----------  -----------  -----------        -----
    Total benefit....................   $   2,200    $  11,750    $   2,015    $   1,786     $     887
                                       -----------  -----------  -----------  -----------        -----
                                       -----------  -----------  -----------  -----------        -----

    The (provision) benefit for income taxes differs from the amounts which would result by applying the applicable statutory Federal income tax rate to income before taxes, as follows (in thousands):

                                       PERIOD FROM
                                        INCEPTION                                NINE MONTHS ENDED
                                        (DECEMBER     YEARS ENDED MAY 31,           FEBRUARY 28,
                                       1, 1995) TO  ------------------------  ------------------------
                                          1996         1997         1998         1998         1999
                                       -----------  -----------  -----------  -----------  -----------
                                                                              (UNAUDITED)
Benefit at Federal statutory rate....   $   1,900    $  10,700    $  33,755    $  31,000    $   7,981
State income taxes, net of Federal
  benefit............................         300        1,750        5,500        5,050        1,830
Change in valuation allowance........      --             (198)     (15,162)     (12,779)      (7,122)
Nondeductible write-off of in-process
  research and development...........      --           --          (20,335)     (20,335)      --
Nondeductible goodwill
  amortization.......................      --           --           (1,610)      (1,050)      (1,610)
Other................................      --             (502)        (133)         (99)        (192)
                                       -----------  -----------  -----------  -----------  -----------
    Total benefit....................   $   2,200    $  11,750    $   2,015    $   1,787    $     887
                                       -----------  -----------  -----------  -----------  -----------
                                       -----------  -----------  -----------  -----------  -----------

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

9. INCOME TAXES: (CONTINUED)
    Components of the net deferred tax asset are as follows (in thousands):

                                                                MAY 31,
                                                      ---------------------------  FEBRUARY 28,
                                                          1997           1998          1999
                                                      -------------  ------------  ------------
Net operating losses................................    $  --         $    4,573    $   10,524
Temporary differences...............................          198          9,998        11,447
Foreign tax credits.................................       --                789           510
                                                            -----    ------------  ------------
Total deferred tax asset............................          198         15,360        22,481
Valuation allowance.................................         (198)       (15,360)      (22,481)
                                                            -----    ------------  ------------
Total net deferred tax asset........................    $  --         $   --        $   --
                                                            -----    ------------  ------------
                                                            -----    ------------  ------------

    A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding realization of the asset including limited operating history of the Company, the lack of profitability to date and the uncertainty over future operating profitability.

    At February 28, 1999, the Company had federal net operating loss carryforwards of approximately $30.1 million and tax credits totaling $1.3 million. The federal net operating loss carryforwards expire at various dates through 2003 and 2014. Under current tax law, net operating loss carryforwards available to offset future operating income in any given year may be limited upon the occurrence of certain events, including significant changes in ownership interests.

10. RELATED PARTY TRANSACTIONS:

TRANSACTIONS WITH ORACLE

    Prior to September 1997, the Company's parent, Oracle, performed certain services and incurred certain costs for the benefit of the Company. Services provided included tax, treasury, risk management, employee benefits, legal, accounting and other general corporate services. The costs of the services provided by Oracle have been allocated to the Company based upon the relative headcount of the Company to the total consolidated headcount of Oracle. The charges for these services totaled approximately $24,000, $1,000,000 and $250,000 for the period from inception to May 31, 1996, and for the years ended May 31, 1997 and 1998, respectively. In the opinion of management, the method of allocating the costs is reasonable and the cost of the services allocated to the Company is not significantly different from the costs that would have been incurred had the Company performed these functions. Commencing in September 1997, the Company ceased obtaining these services from Oracle.

    Prior to the Company's acquisition of Navio, Oracle had provided cash flow to fund the Company's operations through an intercompany payable account. At May 31, 1996, Oracle forgave the then outstanding intercompany payable balance of approximately $5.1 million. This amount is reflected as a capital contribution in the accompanying statement of stockholders' equity (deficit). In fiscal 1998, in connection with the acquisition of Navio, Oracle converted approximately $18.0 million of outstanding intercompany payables into 2,727,272 shares of the Company's Series A-1 Preferred Stock. Additionally, in fiscal 1998, Oracle contributed capital of approximately $8.1 million to the Company.

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

10. RELATED PARTY TRANSACTIONS: (CONTINUED)
    The Company has entered into a Convertible Note Purchase Agreement dated July 23, 1997 with Oracle. Pursuant to the Convertible Note Purchase Agreement, Oracle agreed to provide up to $10.0 million to the Company for general working capital purposes, as needed, in the form of convertible notes. The convertible notes bear interest at 8% per annum and are convertible at Oracle's option into shares of the Company's Series A-1 Preferred Stock, which is currently $6.60 per share. As of February 28, 1999, the Company has drawn down approximately $10.0 million under such arrangement. During fiscal 1998, Oracle converted $5.0 million of such indebtedness into 757,575 shares of the Company's Series A-1 Convertible Preferred Stock. Subsequent to February 28, 1999, the Company paid the remaining $5 million to Oracle.

    The Company has entered into real property leases with Oracle for its corporate headquarters and for certain of its field offices pursuant to which the Company is obliged to make monthly rental payments to Oracle of approximately $124,000 and approximately $4,000, respectively. The Company also leases furniture and equipment for its corporate headquarters and for its Salt Lake City facilities from Oracle pursuant to leases that obligate the Company to make monthly rental payments to Oracle of approximately $57,000 and approximately $2,700, respectively. In addition, the Company has contracted for Oracle to perform maintenance at its corporate headquarters. The Company has also entered into another real property agreement with Oracle for its UK operations pursuant to which the Company is obligated to make quarterly rental payments to Oracle of approximately $12,000.

    In connection with the Company's acquisition of Navio, the Company, Oracle and certain of the former Navio stockholders entered into a Put/Call and Voting Agreement dated August 11, 1997 (the "PCV Agreement"). The PCV Agreement, among other things, (i) grants Oracle an irrevocable option to purchase all of the shares of Series B Preferred Stock and Series C Preferred Stock of the Company or securities issuable upon conversion thereof held by the former Navio stockholders, including Netscape, who are parties to the PCV Agreement, (ii) contains a tag-along provision that is triggered in certain change-of-control situations and (iii) contains a voting agreement that provides for the election of four Oracle designees to the Company's board of directors.

    In connection with the acquisition of Navio, certain former Navio stockholders had the right for a period of 60 days following the closing of the acquisition to compel Oracle to purchase up to 50% of the shares received by them in the acquisition or issuable under stock options assumed by the Company in the acquisition (the "Put"). Pursuant to the Put, a total of 1,909,248 shares of the Company's Series C Preferred Stock were put to Oracle for approximately $12.8 million. Oracle subsequently converted such shares into shares of the Company's Series C-1 Preferred Stock.

    On November 19, 1997, the Company's Board of Directors waived the Company's right of first offer with respect to 331,537 shares of Series B Preferred Stock offered for sale by Sony Corporation. Subsequently, such shares were acquired by Oracle.

    The Company has entered into a Services Agreement dated March 5, 1998 with Oracle. Pursuant to the Services Agreement, Oracle provides professional services to certain of the Company's customers.

    The Company has entered into a Technology License Agreement with Oracle in fiscal 1998. Pursuant to the Technology License Agreement, Oracle may promote, market and distribute sublicenses of the Company's products through its worldwide distribution channels for a period of three years.

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

10. RELATED PARTY TRANSACTIONS: (CONTINUED)
    As of February 28, 1999 the Company had recorded an accrual of $300,000 for commissions to Oracle Japan related to license of software.

TRANSACTIONS WITH NETSCAPE

    Navio entered into a Source Code License Agreement with Netscape ("Netscape Source Code License") dated July 9, 1996, as amended on April 6, 1998 and September 28, 1998. In connection with the Company's acquisition of Navio and pursuant to a letter agreement dated May 16, 1997, Netscape consented to the assignment of the Netscape Source Code License from Navio to the Company. Pursuant to such letter agreement, Netscape and Oracle also agreed that the Company's products would be distributed pursuant to an OEM License Agreement by and between Netscape and Oracle dated October 17, 1996.

    Pursuant to this agreement, the Company has the right to use approximately $1.0 million in prepaid royalties with Netscape. The Company has also paid Netscape approximately $200,000 for the purchase of certain rights and licenses.

    The Company and Netscape, which has merged with America Online ("AOL"), are also co-sublessors of real property located in Sunnyvale, California. Netscape and Navio originally leased the property in November 1996, and Navio's rights and duties under the lease were assigned to the Company in connection with the Company's acquisition of Navio. Subsequently, the property was subleased to a third party. The lease terminates in November 2001.

    The Company recognized 20% and 20%, or approximately $2.0 million and $2.4 million of total revenues from revenue transactions with related parties during the fiscal year ended May 31, 1998 and the nine months ended February 28, 1999, respectively. No amounts were recognized in fiscal 1997.

11. THIRD PARTY FINANCING AGREEMENTS:

    On November 12, 1997, the Company entered into a Convertible Promissory Note (the "Notes") Purchase and Cooperation Agreement (the "Agreement") with a third party investor (the "Investor").

    The Agreement is for the sale of up to three $4.0 million Notes that are convertible into Series D convertible preferred stock. The Notes bear interest at the lesser of 5% or the maximum interest rate permitted under applicable Federal and state laws, which will be converted to stock if the notes are converted. The principal amount and accrued interest outstanding under each Note is due five years from the date of issuance unless converted or accelerated in the event of an initial public offering, a merger or an asset sale. During the year ended May 31, 1998, the Company sold the first Note of $4.0 million which is convertible, at the option of the holder (or automatically on the consummation of an initial public offering), into Series D convertible preferred stock at $9.48 per share. Should the Company issue the second and third Note, the conversion price will be the lower of $9.48 or the price of subsequent preferred stock based on the preceding preferred round.

    In the Agreement, the investor agreed to fund $3.0 million of the Company's non-recurring engineering ("NRE") efforts through December 31, 1999. The Company recognizes the NRE revenue as services are performed and recognized approximately $72,000 and $243,000 of revenue in fiscal 1998 and during the nine months ended February 28, 1999, respectively. In consideration of the funding, the

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

11. THIRD PARTY FINANCING AGREEMENTS: (CONTINUED)
Company agreed to pay the investor a royalty for each license of the Company's software incorporating that technology, up to a maximum of $3.9 million. The obligation to pay the royalty terminates 4 years after the first commercial shipment of hardware implementing the Company's software.

12. SUBSEQUENT EVENTS (UNAUDITED):

FACILITY LEASE

    On April 27, 1999, the Company entered into a ten-year facility lease for its new corporate headquarters. Total commitments over the 10-year operating lease life is approximately $28.0 million. Oracle Corporation has provided a $10.0 million guarantee to the landlord. The guarantee can be terminated upon the Company completing an IPO with net proceeds of at least $40.0 million and providing an Irrevocable Letter of Credit covering ten months rent and operating costs. Also, the Company can eliminate the Irrevocable Letter of Credit by achieving certain financial benchmarks. The Company has also, entered into an agreement for non-penalty, early termination of the Company's current facility and equipment leases with Oracle Corporation, due to expire on September 17, 2002. Commitments under the Oracle leases, subsequent to February 28, 1999 total approximately $7.6 million.

PREFERRED STOCK ISSUANCE

    In May 1999, the Company issued 5,208,326 shares of Series E convertible preferred stock at $9.60 per share. The Series E stock has the same rights, preferences and restrictions as the Series B convertible preferred stock, has a liquidation preference of $9.60 per share, is entitled to receive non-cumulative dividends at the rate of $0.96 per share, when and as declared by the Board of Directors, and each share will automatically be converted into one share of common stock upon the consummation of an initial public offering at a per share price of at least $12.00.

1999 EMPLOYEE STOCK PURCHASE PLAN

    On May 17, 1999, the board of directors approved the adoption of the Company's 1999 Employee Stock Purchase (the "1999 Purchase Plan"), subject to stockholder approval. A total of 833,333 shares of common stock has been reserved for issuance under the 1999 Purchase Plan, plus, commencing on June 1, 2000, annual increases equal to the lesser of 833,333 shares, 2% of the outstanding common shares on such date or a lesser amount determined by the board of directors. The 1999 Purchase Plan permits eligible employees to acquire shares of the Company's common stock through periodic payroll deductions of up to 15% of base cash compensation. No more than 750 shares may be purchased by each employee on any purchase date. Each offering period will have a maximum duration of 6 months. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable offering period or on the last day of the respective purchase period. The initial offering period will commence on the effectiveness of the initial public offering and will end on March 31, 2000.

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

12. SUBSEQUENT EVENTS (UNAUDITED): (CONTINUED)
1999 EQUITY INCENTIVE PLAN

    On May 17, 1999, the board of directors approved the adoption of the Company's 1999 Equity Incentive Plan (the "1999 Plan"), subject to stockholder approval. The types of awards that may be made under the 1999 Plan are options to purchase shares of common stock, stock appreciation rights, restricted shares and stock units. Any shares not yet issued under the Company's 1996 Stock Option Plan as of the date of the Company's initial public offering will be available for grant under the 1999 Plan. The exercise price for incentive stock options may not be less than 100% of the fair market value of the Company's common stock on the date of grant (85% for nonstatutory options).

GENERAL INSTRUMENT CORPORATION

    In April 1999, the Company entered into a Manufacturer's Representative Agreement and a Development Agreement with General Instrument Corporation ("GI"). Under the developer's agreement, Liberate committed to pay GI $10.0 million in development fees for certain services to be performed by GI. These fees will be paid out in quarterly installments over a three-year period. Under the manufacturer's agreement, Liberate agreed to pay to GI a "commission" on all GI terminals deployed by network operators with the Liberate products on them. However, the commissions only become effective after specific sales thresholds are met. Prior to attaining those thresholds, no commissions are due to GI on these sales. In connection with this commission, GI has committed to Liberate that certain volumes of GI terminals will be sold. After the three year period is over, GI may be required to pay Liberate for any shortfall of terminal sales below committed volume levels. In addition to this arrangement, the Company has also entered into a Series C Preferred Stock Purchase Agreement dated by and between the Company, GI and Oracle pursuant to which Oracle sold GI 757,575 shares of the Company's Series C Preferred Stock.

SUN MICROSYSTEMS, INC.

    In May 1999, the Company entered into an agreement with Sun Microsystems to transfer their NC Navigator and NC Administration Server software to Sun while retaining the right to ship, support and maintain these products for existing customers using this technology. Although the Company does not intend to actively pursue new sales opportunities in the corporate thin-client market, outside of this market they intend to continue developing new products based on this technology. For the nine months ended February 28, 1999, sales of these products and related services accounted for $1.6 million of total revenues. Sun has also agreed to co-develop television set-top box technology with the Company, which will be distributed pursuant to a non-exclusive license with Sun. As a result of this assignment agreement, the company will be recognizing a charge of approximately $300,000 to $600,000 in Q4 of fiscal 1999 comprised primarily of severance costs for terminated employees.

                             LIBERATE TECHNOLOGIES

               (INFORMATION AS OF FEBRUARY 28, 1998 IS UNAUDITED)

12. SUBSEQUENT EVENTS (UNAUDITED): (CONTINUED)
WARRANT AGREEMENTS

    In May 1999, the Company entered into letter agreements with several network operators that require the Company to issue warrants to purchase up to an aggregate of approximately 2,300,000 shares of common stock if the network operators satisfy commercial milestones. Warrants to purchase up to 341,665 shares of common stock, if issued, will have an exercise price of $9.60 per share, warrants to purchase up to 1,608,332 shares of common stock, if issued, will have an exercise price of $13.80 per share and warrants to purchase up to 350,000 shares of common stock, if issued, will have an exercise price of either $9.60 or $13.80 per share, depending on whether commitments are made by the warrant holders. In the event the milestones are met, the Company would be required to record a significant non-cash expense based upon the value of the warrants at the time the milestones are satisfied.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Navio Communications, Inc.

    We have audited the accompanying balance sheet of Navio Communications, Inc. (a development stage company) as of December 31, 1996, and the related statements of operations, stockholders' equity, and cash flows for the period from inception (February 12, 1996) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navio Communications, Inc. (a development stage company) at December 31, 1996, and the results of its operations and its cash flows for the period from inception (February 12, 1996) to December 31, 1996, in conformity with generally accepted accounting principles.

    As more fully described in Note 1 to the financial statements, the Company is in the development stage, has incurred losses since inception of approximately $5.6 million and expects to incur substantial and increasing operating losses in the next year. At December 31, 1996, the Company had working capital of $8.3 million. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 1. The 1996 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                           /s/ ERNST & YOUNG LLP

March 6, 1997, except for
Note 8 as to which the date is
June 5, 1997

                           NAVIO COMMUNICATIONS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEET

                               DECEMBER 31, 1996

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                            ASSETS

Current assets:
  Cash and cash equivalents........................................................  $   8,152
  Short-term investments...........................................................      2,033
  Other current assets.............................................................        174
                                                                                     ---------
Total current assets...............................................................     10,359
Property and equipment, net........................................................      1,290
Other assets.......................................................................        132
                                                                                     ---------
                                                                                     $  11,781
                                                                                     ---------
                                                                                     ---------

                             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.................................................................  $     316
  Accrued compensation and related liabilities.....................................        235
  Other accrued liabilities........................................................        746
  Deferred revenues................................................................        675
  Short-term note payable, stockholder.............................................         51
                                                                                     ---------
Total current liabilities..........................................................      2,023

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $0.0001 par value; issuable in series; 7,777,777 shares authorized; 7,777,777 Series A shares outstanding; aggregate liquidation
    preference of $15,556..........................................................     15,392
  Common stock, $0.0001 par value; 55,555,555 shares authorized; 21,111,112 shares
    outstanding....................................................................        154
  Note receivable, stockholder.....................................................       (150)
  Deficit accumulated during the development stage.................................     (5,638)
                                                                                     ---------
Total stockholders' equity.........................................................      9,758
                                                                                     ---------
                                                                                     $  11,781
                                                                                     ---------
                                                                                     ---------

                            SEE ACCOMPANYING NOTES.

                           NAVIO COMMUNICATIONS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF OPERATIONS

         PERIOD FROM INCEPTION (FEBRUARY 12, 1996) TO DECEMBER 31, 1996

                                 (IN THOUSANDS)

Operating expenses:
  Research and development.........................................................  $   4,559
  Sales and marketing..............................................................        839
  General and administrative.......................................................        432
                                                                                     ---------
Total operating expenses...........................................................      5,830
                                                                                     ---------
Operating loss.....................................................................     (5,830)
Interest income, net...............................................................        192
                                                                                     ---------
Net loss...........................................................................  $  (5,638)
                                                                                     ---------
                                                                                     ---------

                            SEE ACCOMPANYING NOTES.

                           NAVIO COMMUNICATIONS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF STOCKHOLDERS' EQUITY

         PERIOD FROM INCEPTION (FEBRUARY 12, 1996) TO DECEMBER 31, 1996

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                              DEFICIT
                                                                                            ACCUMULATED
                                                      SERIES A                               DURING THE      TOTAL
                                                      PREFERRED     COMMON        NOTE      DEVELOPMENT   STOCKHOLDERS'
                                                        STOCK        STOCK     RECEIVABLE      STAGE         EQUITY
                                                     -----------  -----------  -----------  ------------  ------------
Issuance of 21,111,112 shares of common stock to
  founders for technology and a note in July
  1996.............................................   $      --    $     150    $    (150)   $       --    $       --
Issuance of 7,777,777 shares of Series A preferred
  stock to investors at $2.00 per share, net of
  issuance costs of $163 in July and October
  1996.............................................      15,392           --           --            --        15,392
Issuance of options to purchase 201,000 shares of
  common stock for services valued at $0.02 per
  share in November 1996...........................          --            4           --            --             4
Net loss...........................................          --           --           --        (5,638)       (5,638)
                                                     -----------       -----        -----   ------------  ------------
Balance at December 31, 1996.......................   $  15,392    $     154    $    (150)   $   (5,638)   $    9,758
                                                     -----------       -----        -----   ------------  ------------
                                                     -----------       -----        -----   ------------  ------------

                            SEE ACCOMPANYING NOTES.

                           NAVIO COMMUNICATIONS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF CASH FLOWS

         PERIOD FROM INCEPTION (FEBRUARY 12, 1996) TO DECEMBER 31, 1996

                                 (IN THOUSANDS)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss...........................................................................  $  (5,638)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
  Depreciation and amortization....................................................        153
  Issuance of stock for services...................................................          4
  Changes in assets and liabilities:
    Other current assets...........................................................       (174)
    Accounts payable...............................................................        316
    Accrued compensation and related liabilities...................................        235
    Other accrued liabilities......................................................        746
    Deferred revenues..............................................................        675
                                                                                     ---------
Net cash used in operating activities..............................................     (3,683)
                                                                                     ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures...............................................................     (1,443)
Increase in other assets...........................................................       (132)
Purchase of short-term investments.................................................     (4,008)
Maturities of short-term investments...............................................      1,975
                                                                                     ---------
Net cash used in investing activities..............................................     (3,608)
                                                                                     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Series A preferred stock, net............................     15,392
Short-term notes payable, stockholder..............................................        551
Repayment of short-term notes payable, stockholder.................................       (500)
                                                                                     ---------
Net cash provided by financing activities..........................................     15,443
                                                                                     ---------
Net increase in cash and cash equivalents..........................................      8,152
Cash and cash equivalents at beginning of period...................................         --
                                                                                     ---------
Cash and cash equivalents at end of period.........................................  $   8,152
                                                                                     ---------
                                                                                     ---------

                            SEE ACCOMPANYING NOTES.

                           NAVIO COMMUNICATIONS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

    Navio Communications, Inc. ("Navio" or the "Company"), a development stage company, was incorporated in the State of Delaware on February 12, 1996. The Company was organized to develop and market Internet solutions to consumers on non-PC devices.

DEVELOPMENT STAGE COMPANY

    Since inception, the Company has been engaged primarily in research and development activities in connection with the development of its products. Other activities to date have included raising capital, recruiting managerial and technical personnel, establishment of business development and marketing organizations and execution of various license agreements. Accordingly, the Company is classified as a development stage enterprise at December 31, 1996.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Since inception, the Company has incurred cumulative net operating losses of approximately $5.6 million and has working capital of approximately $8.3 million as of December 31, 1996. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management expects the Company to incur substantial and increasing operating losses in the next year and recognizes the need for an infusion of cash during 1997. The Company is actively pursuing various options which include securing additional equity financing and believes that sufficient funding will be available to achieve its planned business objectives. However, if the Company is unable to obtain necessary cash, other more substantial restructuring options may be necessary, which would have a material adverse effect on the Company's business, results of operations and prospects. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    Cash and cash equivalents consist of cash on deposit with banks and money market instruments with original maturities of 90 days or less. Short-term investments, all of which are classified as available-for-sale, consist of high quality debt securities with original maturities between 90 days and one year.

                           NAVIO COMMUNICATIONS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following table details the Company's investments at December 31, 1996 (in thousands):

U.S. Government agencies............................................  $   4,624
Money market funds..................................................      2,268
Corporate bonds and notes...........................................      3,025
                                                                      ---------
                                                                      $   9,917
                                                                      ---------
                                                                      ---------
Included in cash and cash equivalents...............................  $   7,884
Included in short-term investments..................................      2,033
                                                                      ---------
                                                                      $   9,917
                                                                      ---------
                                                                      ---------

    The Company invests its excess cash in accordance with a short-term investment policy set by the board of directors. The policy authorizes investments in government securities, time deposits and certificates of deposit in approved financial institutions, commercial paper rated A-1/P-1, and other money market instruments of similar liquidity and credit quality.

    The Company considers its investments in such instruments as available-for-sale and, in accordance with Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"), would record its investments at fair value. However, as the difference between cost and fair value was immaterial, no adjustment was made to the historical carrying value of the investments and no unrealized gains and losses have been recorded as a separate component of stockholders' equity. Realized gains or losses from available-for-sale investments have not been material.

CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash investments. The Company primarily invests its excess cash in deposits with major banks, in U.S. Treasury and U.S. Agency obligations and in money market securities issued by companies with strong credit ratings and in a variety of industries. Those securities classified as cash equivalents and short-term investments typically mature within one year of their purchase date.

PROPERTY AND EQUIPMENT

    Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, generally two to five years. Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful life of the underlying asset.

DEFERRED REVENUE

    Deferred revenue represents prepayments from customers for future consulting services and product royalties.

                           NAVIO COMMUNICATIONS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
RESEARCH AND DEVELOPMENT

    Research and development expenditures are charged to operations as incurred. Statement of Financial Accounting Standard No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

    Based on the Company's product development process, technological feasibility is established upon completion of a working model. To date, all research and development costs have been expensed.

STOCK-BASED COMPENSATION

    In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, and to adopt the "disclosure only" alternative described in FAS 123, in accounting for its employee stock option plans. Under APB 25, if the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of grant as determined by the Company's board of directors, no compensation expense is recognized.

2. PROPERTY AND EQUIPMENT

    Property and equipment, at cost, consists of the following at December 31, 1996 (in thousands):

Computer and office equipment.......................................  $     595
Purchased computer software.........................................        256
Furniture and fixtures..............................................        249
Leasehold improvements..............................................        343
                                                                      ---------
Total property and equipment........................................      1,443
Accumulated depreciation and amortization...........................       (153)
                                                                      ---------
Net property and equipment..........................................  $   1,290
                                                                      ---------
                                                                      ---------

3. SHORT-TERM NOTE PAYABLE, STOCKHOLDER

    In July 1996, the Company entered into a note with a stockholder for the purchase of equipment. The note is noninterest bearing, payable on demand and secured by the equipment. The stockholder maintains the right, until the note is repaid, to repurchase the equipment for the original purchase price paid by the Company.

4. COMMITMENTS

    The Company leases facilities, as cotenant with Netscape for its principal office and research facilities under a noncancelable operating lease agreement expiring in December 2001. Minimum payments are subject to annual increases based in part on the consumer price index.

                           NAVIO COMMUNICATIONS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4. COMMITMENTS (CONTINUED)
    In addition, during 1996, the Company entered into various agreements with third party vendors requiring minimum royalty and maintenance payments. Certain third party agreements contain cancelation provisions whereby the Company will be free of further liability upon cancelation. In addition, certain third party agreements provide for an irrevocable, worldwide, perpetual license for use in any application upon payment of the minimum royalty payments.

    Future minimum payments as of December 31, 1996 under the lease, net of sublease income, and under third party royalty and maintenance agreements are as follows (in thousands):

                                                                    NONCANCELABLE  THIRD-PARTY
                                                                      OPERATING      ROYALTY
                                                                        LEASE      AGREEMENTS
                                                                    -------------  -----------
1997..............................................................    $     736     $     300
1998..............................................................          843           487
1999..............................................................          873           200
2000..............................................................          904           409
2001 and thereafter...............................................          937           409
                                                                         ------    -----------
                                                                      $   4,293     $   1,805
                                                                         ------    -----------
                                                                         ------    -----------

    Rent expense for the period ending December 31, 1996 was $141,000.

    Payments under third party agreements for the period ending December 31, 1996, which have been expensed to research and development, were $874,000.

    In addition, in July 1996, the Company entered into an employment agreement with a founder. The agreement is terminable by either party on 30 days' written notice, and provides for a base salary, subject to adjustment at the discretion of the board of directors, with bonuses payable on March 31, 1998, 1999 and 2000, respectively. The agreement obligates the Company to loan money to the founder for the purchase of a residence, which loan will bear interest at 5% and be payable 12 months following funding. The loan will be secured by a deed of trust in favor of the Company in the underlying real property, or other acceptable collateral. The agreement further provides that in the event that (i) the Company terminates the employment of the founder other than for "cause," as defined therein, (ii) the founder's employment is "constructively terminated," as defined therein, or (iii) a "Change in Control," as defined therein, occurs, then the founder will be entitled to (w) a severance payment equal to 24 months' base salary, payable in 24 equal monthly installments, (x) cancelation and forgiveness of any outstanding loans from the Company, (y) termination of the Company's repurchase rights in any common stock held by the founder and (z) a 24-month consultancy at $1,000 per month, during which period any options held by the founder would continue to be exercisable. In the event that the Company terminates the employment of the founder for "cause," then the founder will be entitled to receive a severance payment equal to six months' base salary and in certain circumstances, the benefits prescribed in (y) and (z) above. In the event the founder voluntarily terminates his employment with the Company, the founder will be entitled to receive a severance payment equal to six months' base salary (see Note 8).

                           NAVIO COMMUNICATIONS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. STOCKHOLDERS' EQUITY

PREFERRED STOCK

    During 1996, the Company issued 7,777,777 shares of Series A preferred stock at $2.00 per share. In the event of a liquidation or winding up of the Company, holders of Series A preferred stock are entitled to a liquidation preference of $2.00 per share, together with any declared but unpaid dividends, prior and in preference to the holders of common stock. Series A preferred stockholders are entitled to noncumulative dividends at an annual rate of $0.0675 per share, when and as declared by the board of directors, prior and in preference to dividends on the common stock. No dividends have been declared by the Company.

    The holders of Series A preferred stock are entitled to one vote for each share of common stock into which such preferred stock is convertible. Each share of Series A preferred stock is convertible, at an option of the holder, into common stock on a one-for-one basis. Each share of Series A preferred stock automatically converts into one share of common stock in the event of an underwritten public offering of the Company's common stock with a price of at least $4.00 per share and aggregate gross proceeds of at least $10,000,000 (a "Qualified IPO") or upon the consent of the holders of a majority of the then outstanding shares of Series A preferred stock. The conversion rate of the Series A preferred stock is subject to adjustment in the event of, among other things, certain dilutive issuances of stock, business combinations, stock splits and stock dividends. The Company has reserved 7,777,777 shares of common stock for conversion of preferred stock.

COMMON STOCK

    In July 1996, 8,333,334 shares of common stock were issued to a founder in exchange for technology and a $150,000 promissory note. The outstanding shares are subject to certain transfer restrictions. Certain of these shares are subject to repurchase, at $0.10 per share, upon the occurrence of certain events, including termination of employment. The Company's repurchase option expires as to 1,388,889 shares of common stock on each of February 12, 1997 and 1998. In addition, as to these 2,777,778 shares, the repurchase option will expire immediately in the event of a Qualified IPO or upon acquisition of the Company, subject to certain conditions, by a stockholder. As to an additional 2,777,778 shares of common stock, the Company's repurchase option expires based on the achievement of specified performance objectives. Regardless of product sold, the repurchase option shall expire on all such performance shares as of February 12, 2003 (see Note 8).

    As to the shares which are not subject to the repurchase option, the shares are subject to the Company's right to first refusal on sale or transfer of the shares. The Company's right of first refusal terminates upon the earliest to occur of (i) a Qualified IPO, (ii) a merger or consolidation of the Company as a result of which the Company is not the surviving entity, or any sale, conveyance or other disposition of the assets of the Company as an entirety or substantially as an entirety, or (iii) the achievement by the Company of $100,000,000 in annual sales.

    In addition, in July 1996, the Company issued to Netscape 12,777,778 shares of common stock in exchange for the license of certain intellectual property rights. Such shares are subject to the Company's right of first refusal on sale or transfer of the shares. The Company's right of first refusal terminates upon the earliest to occur of (i) the Company's underwritten initial public offering,
(ii) a merger or consolidation of the Company as a result of which the Company is not the surviving entity or

                           NAVIO COMMUNICATIONS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. STOCKHOLDERS' EQUITY (CONTINUED)
any sale, covenance or other disposition of the assets of the Company as an entirety or substantially as an entirety; (iii) the achievement by the Company of $100,000,000 in annual sales or (iv) the expiration of the Company's right of first refusal with respect to the founder's common stock.

STOCKHOLDER AND VOTING AGREEMENT

    The Company has an agreement with Netscape, which along with certain stockholder rights, provides Netscape with the right and option to acquire substantially all of the outstanding stock, of the Company at fair market value, if the Company has not completed an underwritten initial public offering of shares on or before February 12, 2000, or if, prior to that date, the board of directors of the Company approves the selection of an investment banking firm for the purpose of serving as lead manager of the Company's initial public offering, holders of Series A preferred stock may elect not to sell their shares in connection with such a transaction (see Note 8).

NOTE RECEIVABLE, STOCKHOLDER

    In July 1996, the Company issued a full recourse promissory note in the original principal amount of $150,000 to a founder. The note bears interest at 6.36% per annum and is payable in installments of $50,000 in principal, plus any accrued but unpaid interest, on each of July 9, 1998, 2000 and 2002.

WARRANTS

    In July 1996, the Company issued a warrant to Netscape to purchase up to 50.5% of the total number of shares of authorized capital stock of the Company, as amended from time to time. The exercise price for each warrant share is equal to the fair market value of one share of the Company's common stock on the exercise date, as determined by the Company's board of directors. The warrant may be exercised by the holder, in whole or in part, at any time or from time-to-time until the first to occur of (i) the acquisition by the warrant holder of all of the outstanding equity securities of the Company pursuant to the Stockholder and Voting Agreement or (ii) upon the closing of a firm commitment underwritten initial public offering of the Company's common stock with respect to which the stockholder has declined to exercise its right to effect an IPO Buyout, as defined therein. The number of shares purchasable under the warrant and the exercise price are subject to adjustment in the event, among other things, of a capital reorganization of the Company or business combination. The Company has reserved 15,277,778 shares for issuance pursuant to this warrant (see Note 8).

STOCK OPTION PLAN

    During 1996, the board of directors of the Company adopted, and the stockholders approved, the 1996 Stock Option Plan (the "1996 Plan"), which provides for the grant of incentive stock options and nonstatutory stock options to employees and consultants of the Company at prices ranging from 85% to 110% (depending on the type of grant) of the fair market value of the common stock on the date of grant as determined by the board of directors. The vesting and exercise provisions of the option grants are determined by the board of directors. Options expire no later than 10 years from the date of grant.

    Options granted are immediately exercisable, and the shares of common stock issued to employees upon exercise are subject to repurchase, at the original purchase price, by the Company, at the

                           NAVIO COMMUNICATIONS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. STOCKHOLDERS' EQUITY (CONTINUED)
discretion of the Company, upon the termination of the individual's employment or consultancy with the Company. The Company's repurchase right expires generally at the rate of 25% of the original grant, commencing 12 months after the date of grant or employment, and in monthly increments over the following 36 months.

STOCK OPTION PLAN

    A summary of activity under the 1996 Plan is as follows:

                                                                     OPTIONS OUTSTANDING
                                                  SHARES     -----------------------------------
                                                AVAILABLE    NUMBER OF    EXERCISE    AGGREGATE
                                                FOR GRANT      SHARES       PRICE       PRICE
                                               ------------  ----------  -----------  ----------
Shares reserved..............................    10,965,000          --          --   $       --
Options granted..............................    (4,930,000)  4,930,000   $    0.10      493,000
Options canceled.............................            --          --          --           --
Options exercised............................            --          --          --           --
                                               ------------  ----------       -----   ----------
Balance at December 31, 1996.................     6,035,000   4,930,000   $    0.10   $  493,000
                                               ------------  ----------       -----   ----------
                                               ------------  ----------       -----   ----------

    The weighted-average per share fair value of options and common stock granted to employees during 1996 was $0.01 and $0.08, respectively.

    No options were exercised or repurchased during the period ended December 31, 1996. The Company has reserved 10,965,000 shares of common stock for issuance under the Plan.

    In the period ended December 31, 1996, the Company granted options, outside of the 1996 Plan, to certain service providers to purchase 201,000 shares of common stock at $0.10 per share. The options were recorded at the fair value of the option at the date of grant ($4,020 in 1996). The options granted are immediately exercisable and the resulting shares issued are subject to repurchase by the Company, at the original purchase price, at the discretion of the Company, upon the termination of the vendor's service with the Company. The right expires generally at the rate of 25% of the original grant, commencing 12 months after the date of grant or first date of service, and in monthly increments over the following 36 months.

    No options outside of the 1996 Plan were exercised or repurchased during the period ended December 31, 1996. At December 31, 1996, there were options to purchase 201,000 shares outstanding outside of the 1996 Plan, of which none were vested. The Company has reserved 423,888 shares of common stock for current and future issuance to certain providers of technology and services.

    The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, recognizes no compensation expense for stock option grants to employees and directors.

    Companies that continue to apply APB 25 are required to disclose pro forma results from operations as if the measurement provisions of SFAS 123 had been adopted in their entirety. The pro forma disclosures include the effects of all options to employees during the period ended December 31,

                           NAVIO COMMUNICATIONS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. STOCKHOLDERS' EQUITY (CONTINUED)
1996. In management's opinion, existing stock option valuation models do not provide a reliable single measure of the fair value of employee stock options because such models were developed for traded options which have no vesting provisions and are fully transferable. In addition, stock option pricing models require the input of highly subjective assumptions, including the expected future stock price volatility.

    The fair value of options at the date of grant, estimated using the minimum value method, contained the following weighted-average 10-year assumptions (in thousands):

                                                                                      1996
                                                                                   -----------
Expected option term from vest date..............................................   4 months
Interest rate....................................................................     5.6%
Dividend yield...................................................................       0

    The remaining contractual life of options outstanding at December 31, 1996 was 9.89 years.

    For purposes of pro forma disclosures, the estimated fair value of the options and common stock awards is amortized to pro forma net loss over the related vesting periods. Pro forma net loss for the period ended December 31, 1996 was $5,988,000.

6. INCOME TAXES

    As of December 31, 1996, the Company had federal net operating loss carryforwards of approximately $4,400,000. The Company also had federal research and development tax credit carryforwards of approximately $100,000. The net operating loss and credit carryforwards will expire at various dates in 2011, if not utilized.

    Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

    As of December 31, 1996, the Company had deferred tax assets of approximately $2,800,000 which have been fully offset by a valuation allowance. Deferred tax assets relate primarily to net operating loss carryforwards, research credits and capitalized research and development costs.

7. RELATED PARTY TRANSACTIONS

    During 1996, the Company entered into short-term loan arrangements totaling $500,000 with Netscape. The loans were due on demand, unsecured and bore interest at 8%. The loans were repaid during 1996.

    In addition, during 1996, the Company purchased equipment from two stockholders totaling $76,000 (see Note 3).

8. SUBSEQUENT EVENTS

    On March 19, 1997, the board of directors and stockholders approved an amendment to the Amended and Restated Certificate of Incorporation (a) to reduce the number of authorized shares of

                           NAVIO COMMUNICATIONS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8. SUBSEQUENT EVENTS (CONTINUED)
preferred stock to 7,777,777, (b) to increase the number of shares of common stock reserved for issuance under the Company's 1996 Stock Option Plan to 10,965,000, and (c) to reduce the number of shares reserved for issuance to certain providers of technology and services to 423,888. These changes have been reflected in the accompanying financial statements and notes.

    In January and February 1997, the board of directors granted options to purchase 1,405,000 shares of common stock at $0.10 per share. In March, the board of directors granted options to purchase 4,490,000 shares of common stock at $0.50 per share, pursuant to the 1996 Plan.

    On May 16, 1997, the Company signed the Agreement and Plan of Merger (the "Agreement") with Network Computer, Inc. ("NCI"). In accordance with the Agreement, NCI proposes to acquire all of the outstanding shares of capital stock of the Company. The merger will become effective immediately upon approval by the stockholders of the Company and satisfaction or waiver of all other conditions precedent in the Agreement. The closing is expected to occur no later than August 15, 1997. In addition, upon the effective date of the merger, the Netscape warrant and the Company's Stockholder and Voting Agreement as described in Note 5 will terminate.

    On June 5, 1997, the Company signed a new employment agreement with a founder that supersedes the agreement described in Note 4 and a previous agreement signed on May 16, 1997. The June 5, 1997 employment agreement will become effective upon the earlier of the consummation of the Agreement or the exercise by the Company of its option in accordance with the Stock Option Agreement (the "Option") with the founder and Netscape (the "Stockholders"). In accordance with the Option and upon certain conditions, NCI may elect to pay either in cash at a price of $2.00 per share or pay in NCI Series C preferred stock in accordance with the Agreement for the purchase of the Company's stock. The Option also prevents Netscape from exercising its warrant without prior consent from NCI. The Option shall expire at the earliest of the effective date or the termination of the Agreement.

                           NAVIO COMMUNICATIONS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                            CONDENSED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        DECEMBER     JUNE 30,
                                                                        31, 1996       1997
                                                                       -----------  -----------
                                                                                    (UNAUDITED)
                               ASSETS

CURRENT ASSETS
  Cash and cash equivalents..........................................   $   8,152    $   3,650
  Short-term cash investments........................................       2,033        1,014
  Accounts receivable, net...........................................          --          396
  Other current assets...............................................         174          474
                                                                       -----------  -----------
    Total Current Assets.............................................      10,359        5,534
                                                                       -----------  -----------
PROPERTY AND EQUIPMENT, net..........................................       1,290        1,690
OTHER ASSETS.........................................................         132           89
                                                                       -----------  -----------
    Total Assets.....................................................   $  11,781    $   7,313
                                                                       -----------  -----------
                                                                       -----------  -----------

                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Short-term note payable to stockholder.............................   $      51    $      51
  Accounts payable...................................................         316          824
  Accrued compensation and related liabilities.......................         235          433
  Deferred revenues..................................................         675        2,427
  Other accrued liabilities..........................................         746          698
                                                                       -----------  -----------
    Total Current Liabilities........................................       2,023        4,433
                                                                       -----------  -----------
STOCKHOLDERS' EQUITY:
  Series A Preferred stock; $.0001 par value.........................           1            1
  Common stock; $.0001 par value.....................................           2            2
  Paid in capital....................................................      15,543       15,577
  Note receivable from stockholder...................................        (150)        (184)
  Deficit accumulated during the development stage...................      (5,638)     (12,516)
                                                                       -----------  -----------
    Total Stockholders' Equity.......................................   $   9,758    $   2,880
                                                                       -----------  -----------
    Total Liabilities and Stockholders' Equity.......................   $  11,781    $   7,313
                                                                       -----------  -----------
                                                                       -----------  -----------

                  See notes to condensed financial statements.

                           NAVIO COMMUNICATIONS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                       CONDENSED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                               FROM INCEPTION
                                                                             (FEBRUARY 12, 1996)  SIX MONTHS ENDED
                                                                              TO JUNE 30, 1996      JUNE 30, 1997
                                                                             -------------------  -----------------
REVENUES...................................................................       $      --           $     615
                                                                                      -----             -------
OPERATING EXPENSES
  Cost of revenues.........................................................              --                 707
  Sales and marketing......................................................              --               1,757
  Research and development.................................................             395               4,464
  General and administrative...............................................             255                 762
                                                                                      -----             -------
    Total Operating Expenses...............................................             650               7,690
                                                                                      -----             -------
OPERATING LOSS.............................................................            (650)             (7,075)
  Other income (expense), net..............................................              (4)                197
                                                                                      -----             -------
NET LOSS...................................................................       $    (654)          $  (6,878)
                                                                                      -----             -------
                                                                                      -----             -------

                  See notes to condensed financial statements.

                           NAVIO COMMUNICATIONS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                               FROM INCEPTION
                                                                             (FEBRUARY 12, 1996)  SIX MONTHS ENDED
                                                                              TO JUNE 30, 1996      JUNE 30, 1997
                                                                             -------------------  -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss.................................................................       $    (654)          $  (6,878)
  Adjustment to reconcile net loss to net cash provided by (used in)
    operating activities:
    Depreciation and amortization..........................................              --                 320
    Changes in assets and liabilities:
      Accounts receivable..................................................              --                (396)
      Other assets.........................................................            (420)               (257)
      Accounts payable.....................................................             160                 508
      Deferred revenues....................................................              --               1,752
      Other accrued liabilities............................................           1,456                 150
                                                                                     ------             -------
  Net cash provided by (used in) operating activities......................             542              (4,801)
                                                                                     ------             -------

CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from sale of investments......................................              --               2,093
    Purchases of short-term investments....................................              --              (1,074)
    Capital expenditures...................................................            (425)               (720)
                                                                                     ------             -------
  Net cash (used for) provided by investing activities.....................            (425)                299
                                                                                     ------             -------
  Net increase in cash and cash equivalents................................             117              (4,502)

CASH AND CASH EQUIVALENTS
  Beginning of period......................................................              --               8,152
                                                                                     ------             -------
  End of period............................................................       $     117           $   3,650
                                                                                     ------             -------
                                                                                     ------             -------

                  See notes to condensed financial statements.

                           NAVIO COMMUNICATIONS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

    The accompanying condensed unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulations S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. For further information, refer to the December 31, 1996 audited financial statements and footnotes thereto included in this prospectus.

2. SUBSEQUENT EVENT

    On August 11, 1997 the Company entered into an merger agreement (the "agreement") with Liberate Technologies ("Liberate"), formally known as Network Computer, Inc. Pursuant to the terms of the agreement, Liberate issued Series B and C Preferred Stock and stock options to acquire all of the outstanding common stock, preferred stock and stock options of the Company.

              LIBERATE TECHNOLOGIES AND NAVIO COMMUNICATIONS, INC.
                          PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS
                                  (UNAUDITED)

    On August 11, 1997, Liberate Technologies (the "Company" or "Liberate") formally known as Network Computer, Inc., completed the acquisition of Navio Communications, Inc. ("Navio"), a development stage company in the process of developing internet application software. The acquisition of Navio has been accounted for as a purchase. Accordingly, the results of operations of Navio have been included in the consolidated statement of operations of Liberate commencing on the date of acquisition.

    The accompanying pro forma condensed combined statement of operations for Liberate's fiscal year ended May 31, 1998 assumes that the acquisition took place as of the beginning of fiscal 1998 and combines Navio's statement of operations for the period from June 1, 1997 to the date of acquisition (August 11, 1997) with Liberate's consolidated statements of operations for the year ended May 31, 1998. The pro forma condensed combined statement of operations for the fiscal year ended May 31, 1998 does not include the effect of any nonrecurring charges directly attributed to the acquisition.

    The accompanying pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and related notes thereto for both Liberate and Navio, which are included in this Prospectus.

              LIBERATE TECHNOLOGIES AND NAVIO COMMUNICATIONS, INC
             PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     MAY 31, 1998   JUNE 1 - AUGUST 11, 1997     PRO FORMA           PRO FORMA
                                       LIBERATE              NAVIO              ADJUSTMENTS           COMBINED
                                     ------------   ------------------------   --------------       ------------
REVENUES:
  License and other................    $  4,162             $    55              $     --           $  4,217
  Service..........................        6110                 738                    --              6,848
                                     ------------           -------            --------------       ------------
    Total revenue..................      10,272                 793                    --             11,065
                                     ------------           -------            --------------       ------------
COST OF REVENUES:
  License and other................       3,779                  74                    --              3,853
  Service..........................       2,230                 438                    --              2,668
                                     ------------           -------            --------------       ------------
    Total cost of revenue..........       6,009                 512                    --              6,521
                                     ------------           -------            --------------       ------------
GROSS MARGIN.......................       4,263                 281                    --              4,544
                                     ------------           -------            --------------       ------------
OPERATING EXPENSES:
  Research and development.........      19,981               1,610                    --             21,591
  Sales and marketing..............      14,407               1,419                    --             15,826
  General and administrative.......       2,453                 380                    --              2,833
  Amortization of purchased
    intangible.....................       4,563                  --                 1,517(b)           6,080
  Restructuring charges............       1,175                  --                    --              1,175
  Acquired in-process research and
    development....................      58,100                  --               (58,100)(a)             --
                                     ------------           -------            --------------       ------------
    Total operating expenses.......     100,679               3,409               (56,583)            47,505
                                     ------------           -------            --------------       ------------
    Loss from operations...........     (96,416)             (3,128)                                 (42,961)
INTEREST AND OTHER INCOME
  (EXPENSE), net...................          10                  41                    --                 51
                                     ------------           -------            --------------       ------------
LOSS BEFORE INCOME TAX BENEFIT.....     (96,406)             (3,087)                                 (42,910)
INCOME TAX BENEFIT.................       2,015                  --                (1,332)(c)            683
NET LOSS...........................    $(94,391)            $(3,087)                                $(42,227)
                                     ------------           -------                                 ------------
                                     ------------           -------                                 ------------
BASIC AND DILUTED NET LOSS PER
  SHARE............................   ($1,780.96)                                                   $(796.74)(d)
SHARES USED TO IN COMPUTING BASIC
  AND DILUTED NET LOSS PER SHARE...          53                                                           53(d)
                                     ------------                                                   ------------
                                     ------------                                                   ------------

              LIBERATE TECHNOLOGIES AND NAVIO COMMUNICATIONS, INC.

           NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE 1. PRO FORMA ADJUSTMENTS

    Certain pro forma adjustments have been made to the accompanying pro forma condensed combined statements of operations as described below:

(a) Eliminates the acquired in-process research and development expense for approximately $58.1 million associated with the acquisition of Navio.

(b) Reflects amortization for 3 months of the excess of the purchase price over the fair value of net assets acquired, which is being amortized over 3 years.

(c) Reflects a reduction in the estimated assumed income tax benefit received from Oracle as a result of inclusion of Liberate's tax operating loss in Oracles consolidated tax return prior to the acquisition of Navio.

(d) The pro forma basic and diluted net loss per share excludes the preferred shares of Liberate issued in the acquisition as their inclusion would be antidilutive.

NOTE 2. PURCHASE PRICE ALLOCATION

    In connection with the acquisition, the Company issued Series B and C convertible preferred stock and stock options to acquire Series C convertible preferred stock in exchange for all of the outstanding common stock, preferred stock and options to purchase shares of Navio common stock. The acquisition was accounted for as a purchase and, accordingly, the results of operations of Navio have been included in the consolidated financial statements commencing on the date of acquisition. The fair market value of the equity securities issued in the acquisition was approximately $77.1 million. In connection with the acquisition, the Company wrote off approximately $58.1 million of acquired in-process research and development which, in the opinion of management, had not reached technological feasibility and had no alternative future use. The purchased intangible of approximately $18.3 million was recorded and is being amortized on a straight-line basis over a useful life of three years.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

    ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

SEC registration fee...............................................  $  27,800
NASD fee...........................................................     10,500
Nasdaq National Market initial listing fee.........................      1,000
Printing and engraving.............................................
Legal fees and expenses of the Company.............................
Accounting fees and expenses.......................................
Directors and officers liability insurance.........................
Blue sky fees and expenses.........................................
Transfer agent fees................................................
Miscellaneous......................................................
                                                                     ---------
    Total..........................................................  $
                                                                     ---------
                                                                     ---------

    ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the "Act"). Article VII of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Fifth Amended and Restated Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Registrant and its stockholders. This provision in the Fifth Amended and Restated Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Registrant maintains liability insurance
for its directors and officers. Reference is also made to Section       of the
underwriting agreement contained in Exhibit 1.1 hereto, indemnifying officers
and directors of the Registrant against certain liabilities, and Section     of
the Stockholders Agreement contained in Exhibit 10.21 hereto, indemnifying certain of the Company's stockholders, including controlling stockholders, against certain liabilities.

    ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    (a) Since April 24, 1996 (inception), we have issued and sold the following securities, none of which reflect the one-for-six reverse stock split to be effected in June 1999:

    1. On May 22, 1996, we issued and sold an aggregate of 100 shares of common stock to Oracle.

    2. On October 1, 1996, we issued and sold an aggregate of 14,166,650 shares of our Series A preferred stock to Oracle in exchange for a $10 million cash payment and the transfer of Oracle's network computer division to us.

    3. On July 23, 1997, we entered into a convertible note purchase agreement with Oracle. During fiscal 1998, we issued 4,545,454 shares of Series A-1 preferred stock upon Oracle's conversion of $5 million outstanding under this agreement.

    4. On August 11, 1997, we issued an aggregate of 16,363,636 shares of our Series A-1 preferred stock, 13,924,553 shares of our Series B preferred stock and 38,399,450 shares of Series C preferred stock to Oracle and the former stockholders of Navio pursuant to the agreement and plan of merger.

    5. On November 12, 1997, we issued a promissory note convertible into up to an aggregate of 2,531,645 shares of our Series D preferred stock to Middlefield Ventures for an aggregate consideration of $4,000,000.

    6. We issued 7,870,755 shares of Series C preferred stock pursuant to exercises of options, with exercise prices ranging from $.06 to $.28, granted under the Navio 1996 Stock Option Plan.

    7. We issued 121,584 shares of Series C preferred stock pursuant to exercises of options, with exercise prices of $.06, granted pursuant to Navio non-qualified option grants.

    8. We issued 2,074,440 shares of Series A common stock pursuant to exercises of options, with exercise prices ranging from $.10 to $1.25, granted under the Liberate 1996 Stock Plan.

    9. We issued 1,354,164 shares of Series A common stock pursuant to an exercise of an option, with an exercise price of $.85, granted to David
       J. Roux, our Chairman.

    The issuances of the securities described in Items 15(a)(1) through 15(a)(5) and 15(a)(9) were deemed to be exempt from registration under the Act in reliance on Section 4(2) of such Act as transactions by an issuer not involving any public offering. The issuances described in Items 15(a)(6) through 15(a)(8) were deemed exempt from registration under the Act in reliance upon Rule 701 promulgated under the Act. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

    ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) EXHIBITS

 EXHIBIT
   NO.                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
   1.1*    Form of underwriting agreement.

   2.1     Agreement and Plan of Merger, dated May 16, 1997, between Liberate and Navio.

   3.1     Fourth Amended and Restated Certificate of Incorporation of Liberate, as amended to date.

   3.2*    Form of Fifth Amended and Restated Certificate of Incorporation of Liberate to be filed after the closing of the offering made pursuant to this Registration Statement.

 EXHIBIT
   NO.                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
   3.3*    Bylaws of Liberate, as amended.

   3.4*    Amended and Restated Bylaws of Liberate.

   4.1*    Specimen Certificate of Liberate's common stock.

   5.1*    Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to Liberate.

  10.1*    Form of Indemnification Agreement entered into between Liberate and its directors and executive officers.

  10.2     Network Computer, Inc. 1996 Stock Option Plan, and form of Option Agreement.

  10.3     Navio Communications, Inc. 1996 Stock Option Plan and form of Option Agreement.

  10.4     Navio Communications, Inc. 1996 Non-Qualified Option Plan, and form of Option Agreement.

  10.5     1999 Equity Incentive Plan.

  10.6     1999 Employee Stock Purchase Plan.

  10.7     Employment Agreement between Liberate and Mitchell E. Kertzman, dated October 12, 1998.

  10.8     Employment Agreement, dated October 17, 1997, with Wei Yen, as amended.

  10.9     Settlement Agreement and Release of Claims, dated October 8, 1998, with Wei Yen.

  10.10    Settlement Agreement and General Release of All Claims, dated March 16, 1998 between Jerry Baker,
             Oracle and Liberate.

  10.11    Employment letter between Liberate and Gordon Yamate, dated March 12, 1999.

  10.12    Employment letter between Liberate and Jim Peterson, dated April 6, 1999.

  10.13**  OEM License Agreement, dated December 31, 1997, between Liberate and Wind River Systems, as amended.

  10.14    Technology License Agreement, dated September 8, 1998, between Liberate and Oracle.

  10.15    Letter Agreement, dated May 16, 1997, among Liberate, Oracle and Navio.

  10.16    Source Code License Agreement, dated July 9, 1996, between Netscape and TVsoft, as amended.

  10.17    OEM License Agreement, dated October 17, 1996, between Oracle and Netscape, as amended.

  10.18*   Cooperation Agreement, dated November 6, 1997, between Liberate and Intel, as amended.

  10.19*   Convertible Promissory Note, dated November 12, 1997, issued to Middlefield Ventures.

  10.20*   Convertible Promissory Note Purchase Agreement, dated November 12, 1997, entered into between Liberate and Middlefield Ventures.

  10.21    Stockholders Agreement, dated August 11, 1997, among Liberate and the investors named therein.

  10.22*   Admission Agreement, dated November 12, 1997, among Liberate and the investors named therein.

  10.23    Sublease Agreement for Redwood Shores office space, dated September 17, 1997, between Liberate and
             Oracle.

 EXHIBIT
   NO.                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
  10.24    Maintenance Agreement for Redwood Shores office space, dated September 17, 1997, between Liberate and
             Oracle.

  10.25    Furniture and Equipment Lease for Redwood Shores office space, dated September 17, 1997, between
             Liberate and Oracle.

  10.26    Sublease Agreement for Salt Lake City office space, dated September 17, 1997, between Liberate and
             Oracle.

  10.27    Letter Agreement for London office space, dated December   , 1998, between Liberate and Oracle.

  10.28    Lease Agreement for Sunnyvale office space, dated November 4, 1996, between Navio and Netscape.

  10.29    Circle Star Lease Agreement for San Carlos office space, dated April 27, 1999.

  10.30    Guaranty of Lease for San Carlos office space, dated April 27, 1999, between Circle Star Center
             Associates and Oracle.

  10.31    Tax Allocation and Indemnity Agreement, dated August 17, 1997, between Liberate and Oracle.

  10.32*   Network Computer, Inc. Stock Option Agreement, dated October 15, 1998, with David Roux.

  10.33*   Network Computer, Inc. Stock Option Agreement, dated October 15, 1998, with Mitchell Kertzman.

  11.1*    Statement regarding computation of loss per share.

  21.1*    Subsidiaries of Liberate.

  23.1     Consent of Independent Public Accountants, Arthur Andersen LLP (see page II-7).

  23.2*    Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to Liberate.
             Reference is made to Exhibit 5.1.

  23.3     Consent of Ernst & Young LLP, Independent Auditors (see page II-8).

  24.1     Power of Attorney (see page II-6).

  27.1     Financial Data Schedule.

------------------------

  * To be supplied by amendment.

 ** Confidential treatment requested as to certain portions of these exhibits.

    (b) FINANCIAL STATEMENT SCHEDULE

    Schedule II--Valuations and Qualifying Accounts

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

    ITEM 17.  UNDERTAKINGS

    The Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation or the Bylaws of the Registrant, Indemnification Agreements entered into between the Registrant and its officers and directors, the underwriting agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 19th day of May, 1999.

                                LIBERATE TECHNOLOGIES

                                By:           /s/ MITCHELL E. KERTZMAN
                                     -----------------------------------------
                                                Mitchell E. Kertzman
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Mitchell E. Kertzman and Nancy J. Hilker, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

   /s/ MITCHELL E. KERTZMAN     President, Chief Executive
------------------------------    Officer and Director            May 19, 1999
     Mitchell E. Kertzman         (Principal Executive Officer)

      /s/ DAVID J. ROUX
------------------------------  Chairman                          May 19, 1999
        David J. Roux

                                Vice President and Chief
     /s/ NANCY J. HILKER          Financial Officer (Principal
------------------------------    Financial and Accounting        May 19, 1999
       Nancy J. Hilker            Officer)

    /s/ JAMES L. BARKSDALE
------------------------------  Director                          May 19, 1999
      James L. Barksdale

     /s/ CHARLES CORFIELD
------------------------------  Director                          May 19, 1999
       Charles Corfield

   /s/ LAWRENCE J. ELLISON
------------------------------  Director                          May 19, 1999
     Lawrence J. Ellison

    /s/ JEFFREY O. HENLEY
------------------------------  Director                          May 19, 1999
      Jeffrey O. Henley

                                                                    EXHIBIT 23.1

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

    As independent public accountants, we hereby consent to the use of our reports and to all references to our Firm included in or made part of this registration statement and prospectus.

                                                         /S/ ARTHUR ANDERSEN LLP

San Jose, California
May 19, 1999

                                                                    EXHIBIT 23.3

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

    We consent the reference to our firm under the caption "Experts" and to the use of our report dated March 6, 1997 (except for Note 8 as to which the date is June 5, 1997), with respect to the financial statements of Navio Communications, Inc. as of December 31, 1996 and for the period from inception (February 12, 1996) to December 31, 1996 included in the Registration Statement (Form S-1) and related Prospectus of Liberate Technologies for the registration of shares of its common stock.

                                          /s/ ERNST & YOUNG LLP

Palo Alto, California
May 19, 1999

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To the Board of Directors and Stockholders of Liberate Technologies, Inc. (formerly Network Computer, Inc.):

    We have audited in accordance with generally accepted auditing standards, the financial statements of Liberate Technologies, Inc. (a Delaware corporation, formerly known as Network Computer, Inc.) and subsidiaries included in this registration statement and have issued our report thereon dated April 8, 1999. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commissions rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                         /s/ ARTHUR ANDERSEN LLP

San Jose, California
April 8, 1999

                          LIBERATE TECHNOLOGIES, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                                                   DEDUCTIONS,
                                                                BALANCE AT         ADDITIONS-      RETURNS AND     BALANCE AT
DESCRIPTION                                                  BEGINNING OF YEAR     PROVISIONS      WRITE-OFFS      END OF YEAR
---------------------------------------------------------  ---------------------  -------------  ---------------  -------------
Allowance for doubtful accounts
  Year ending May 31, 1998...............................        $       1          $     329       $      52       $     278
  Year ending May 31, 1997...............................               --                  1              --               1

                               INDEX TO EXHIBITS

 EXHIBIT                                                                                               SEQUENTIALLY
   NO.                                              EXHIBIT                                            NUMBERED PAGE
---------  ------------------------------------------------------------------------------------------  -------------
   1.1*    Form of underwriting agreement.

   2.1     Agreement and Plan of Merger, dated May 16, 1997, between Liberate and Navio.

   3.1     Fourth Amended and Restated Certificate of Incorporation of Liberate, as amended to date.

   3.2*    Form of Fifth Amended and Restated Certificate of Incorporation of Liberate to be filed after the closing of the offering made pursuant to this Registration Statement.

   3.3*    Bylaws of Liberate, as amended.

   3.4*    Amended and Restated Bylaws of Liberate.

   4.1*    Specimen Certificate of Liberate's common stock.

   5.1*    Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to
             Liberate.

  10.1*    Form of Indemnification Agreement entered into between Liberate and its directors and executive officers.

  10.2     Network Computer, Inc. 1996 Stock Option Plan, and form of Option Agreement.

  10.3     Navio Communications, Inc. 1996 Stock Option Plan and form of Option Agreement.

  10.4     Navio Communications, Inc. 1996 Non-Qualified Option Plan, and form of Option Agreement.

  10.5     1999 Equity Incentive Plan.

  10.6     1999 Employee Stock Purchase Plan.

  10.7     Employment Agreement between Liberate and Mitchell E. Kertzman, dated October 12, 1998.

  10.8     Employment Agreement, dated October 17, 1997, with Wei Yen, as amended.

  10.9     Settlement Agreement and Release of Claims, dated October 8, 1998, with Wei Yen.

  10.10    Settlement Agreement and General Release of All Claims, dated March 16, 1998 between Jerry
             Baker, Oracle and Liberate.

  10.11    Employment letter between Liberate and Gordon Yamate, dated March 12, 1999.

  10.12    Employment letter between Liberate and Jim Peterson, dated April 6, 1999.

  10.13**  OEM License Agreement, dated December 31, 1997, between Liberate and Wind River Systems, as amended.

  10.14    Technology License Agreement, dated September 8, 1998, between Liberate and Oracle.

  10.15    Letter Agreement, dated May 16, 1997, among Liberate, Oracle and Navio.

  10.16    Source Code License Agreement, dated July 9, 1996, between Netscape and TVsoft, as amended.

 EXHIBIT                                                                                               SEQUENTIALLY
   NO.                                              EXHIBIT                                            NUMBERED PAGE
---------  ------------------------------------------------------------------------------------------  -------------
  10.17    OEM License Agreement, dated October 17, 1996, between Oracle and Netscape, as amended.

  10.18*   Cooperation Agreement, dated November 6, 1997, between Liberate and Intel, as amended.

  10.19*   Convertible Promissory Note, dated November 12, 1997, issued to Middlefield Ventures.

  10.20*   Convertible Promissory Note Purchase Agreement, dated November 12, 1997, entered into between Liberate and Middlefield Ventures.

  10.21    Stockholders Agreement, dated August 11, 1997, among Liberate and the investors named therein.

  10.22*   Admission Agreement, dated November 12, 1997, among Liberate and the investors named therein.

  10.23    Sublease Agreement for Redwood Shores office space, dated September 17, 1997, between
             Liberate and Oracle.

  10.24    Maintenance Agreement for Redwood Shores office space, dated September 17, 1997, between
             Liberate and Oracle.

  10.25    Furniture and Equipment Lease for Redwood Shores office space, dated September 17, 1997, between Liberate and Oracle.

  10.26    Sublease Agreement for Salt Lake City office space, dated September 17, 1997, between
             Liberate and Oracle.

  10.27    Letter Agreement for London office space, dated December   , 1998, between Liberate and
             Oracle.

  10.28    Lease Agreement for Sunnyvale office space, dated November 4, 1996, between Navio and
             Netscape.

  10.29    Circle Star Lease Agreement for San Carlos office space, dated April 27, 1999.

  10.30    Guaranty of Lease for San Carlos office space, dated April 27, 1999, between Circle Star
             Center Associates and Oracle.

  10.31    Tax Allocation and Indemnity Agreement, dated August 17, 1997, between Liberate and
             Oracle.

  10.32*   Network Computer, Inc. Stock Option Agreement, dated October 15, 1998, with David Roux.

  10.33*   Network Computer, Inc. Stock Option Agreement, dated October 15, 1998, with Mitchell
             Kertzman.

  11.1*    Statement regarding computation of loss per share.

  21.1*    Subsidiaries of Liberate.

  23.1     Consent of Independent Public Accountants, Arthur Andersen LLP (see page II-7).

  23.2*    Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to
             Liberate. Reference is made to Exhibit 5.1.

  23.3     Consent of Ernst & Young LLP, Independent Auditors (see page II-8).

  24.1     Power of Attorney (see page II-6).

  27.1     Financial Data Schedule.

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  * To be supplied by amendment.

 ** Confidential treatment requested as to certain portions of these exhibits.